Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

by and between

Ethicon, Inc.

and

Fortive Corporation

Dated as of June 6, 2018

i

Annexes

Annex 2.02(a)	Transferred Assets
Annex 2.02(b)	Excluded Assets
Annex 2.02(c)	Assumed Liabilities
Annex 2.02(d)	Excluded Liabilities

Exhibits

Exhibit A	Products
Exhibit B	Form of General Assignment
Exhibit C	Form of Patent Assignment
Exhibit D	Form of Trademark Assignment
Exhibit E	Form of Assumption Agreement
Exhibit F	Form of Country Transfer Agreement
Exhibit G	Form of Transition Services Agreement
Exhibit H	Form of Transition Manufacturing Services Agreement

STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of June 6, 2018, by and between Ethicon, Inc., a New Jersey corporation (“Seller”), and Fortive Corporation, a Delaware corporation (“Buyer”).

W I T N E S S E T H :

WHEREAS, Seller directly and indirectly through certain of its Affiliates (as defined below), currently conducts in the United States and certain other countries and territories the business of researching, developing, manufacturing or having made, marketing, distributing and selling, as the case may be, the sterilization solutions products set forth on Exhibit A for use in the fields of low-temp terminal sterilization and high-level disinfection (collectively, the “Products”), but, for the avoidance of doubt, excluding (a) the business and technology of SterilMed, Inc. and its Subsidiaries (“SterilMed”), (b) the Previously Divested Businesses and (c) the BIOPATCH products of Seller and its Affiliates and the business and technology related thereto (“Biopatch”) (collectively, the “Business”); and

WHEREAS, Seller desires to sell (or to cause to be sold), and Buyer desires to purchase or cause certain of its Affiliates to purchase, certain assets, including the Transferred Equity Interests (as defined below), related to the Business as a going concern and Buyer is willing to assume or cause certain of its Affiliates to assume certain liabilities related to the Business, in each case upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto agree as follows:

ARTICLE I

Definitions and Interpretations

SECTION 1.01. Definitions. (a) The following terms used in this Agreement shall have the respective meanings assigned to them below:

“2015/2016/2017 Audited Financial Statements” means (a) the audited combined balance sheets for the Business as of January 1, 2017 and December 31, 2017 and (b) the audited combined statement of comprehensive income, statement of cash flows and statement of changes in business unit equity for the Business for the fiscal years ended January 3, 2016, January 1, 2017 and December 31, 2017.

“2015/2016/2017 Draft Financial Statements” means (a) the draft unaudited combined balance sheets for the Business as of January 1, 2017 and December 31, 2017 and (b) the draft unaudited combined statement of comprehensive income, statement of cash flows and statement of changes in business unit equity for the Business for the fiscal years ended January 3, 2016, January 1, 2017 and December 31, 2017, in each case as set forth on Schedule 1.01(a).

“2018 Audited Financial Statements” means (a) the audited combined balance sheets for the Business as of December 30, 2018 and (b) the audited combined statement of comprehensive income, statement of cash flows and statement of changes in business unit equity for the Business for the fiscal year ended December 30, 2018.

“Affiliate”, with respect to any specified Person, means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

“Affiliated Group” means an “affiliated group” (as defined in Section 1504(a) of the Code) that, at any time on or before the Principal Closing Date, includes or has included the Transferred Company, any direct or indirect predecessor of the Transferred Company, or any other group of corporations filing Tax Returns on a combined, consolidated, unitary, group or similar basis that, at any time on or before the Principal Closing Date, includes or has included the Transferred Company or any direct or indirect predecessor of the Transferred Company.

“AICPA” means the American Institute of Certified Public Accountants.

“Ancillary Agreements” means any Country Transfer Agreements, the Patent Assignment, the Trademark Assignment, the General Assignment, the Assumption Agreement, the Additional Assignments, the Additional Assumptions, the Transition Services Agreement, the Transition Manufacturing Services Agreement, the Reverse Transition Services Agreement and the Final Binding Offer Letter, executed and delivered in connection with the transactions contemplated by this Agreement.

“Anti-Corruption Laws” means any and all Laws or Judgments applicable to Buyer, Seller or their respective Affiliates related to anti-bribery or anti-corruption, including any applicable provision of the United States Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78 dd-1 et seq.) (“FCPA”), and, to the extent applicable, the UK Bribery Act 2010 and other similar anti-corruption legislation in other applicable jurisdictions.

“Anti-Trust Approvals” means all authorizations, orders, grants, consents, clearances, permissions and approvals and all expirations, lapses and terminations of any required waiting periods (including extensions thereof), in each case under any antitrust, merger control, competition or similar Law required in order to consummate the Transactions.

“Anti-Trust Filings” means all applicable notifications to or filings with an anti-trust, merger control, competition or other similar authority in the United States, the European Union (or any member state thereof) or any other jurisdiction required to consummate the Transactions.

“Applicable Closing” means (a) with respect to the Principal Country Units, the Principal Closing and (b) with respect to any Non-Principal Country Unit, the applicable Non-Principal Country Unit Closing.

“Applicable Closing Date” means (a) with respect to the Principal Country Units, the Principal Closing Date and (b) with respect to any Non-Principal Country Unit, the applicable Non-Principal Country Unit Closing Date.

“Asset Selling Affiliates” means all of the Affiliates of Seller (other than the Transferred Company) that own or hold the rights to any Transferred Assets or that have obligations or liabilities in respect of any Assumed Liabilities.

“Assumed Benefit Plan” means any Business Employee Benefit Plan (a) that is maintained, sponsored or entered into by the Transferred Company or (b) for which liabilities and/or assets transfer to Buyer or its Affiliates under applicable Law as a result of the Transactions.

“Assumed Liabilities” means the liabilities and obligations set forth or described on Annex 2.02(c).

“Buyer Fundamental Representations” mean the representations and warranties made by Buyer set forth in Section 4.01 (Buyer’s Organization; Power; Execution) and Section 4.04 (Brokerage Fees).

“Business Employee Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, whether or not subject thereto), or any other compensation, employment or employee benefit plan, program, arrangement, agreement or policy, sponsored, contributed to or maintained by Seller or any of its Affiliates, or to which Seller or any of its Affiliates has any current or contingent liability or obligation, and providing benefits to any Employee of the Business, or any former employee who would be an Employee of the Business if employed on the date hereof or the Applicable Closing Date, excluding any plan, program, agreement or arrangement required by applicable Law (e.g., government mandated severance plans).

“Closing” means the Principal Closing or any Non-Principal Country Unit Closing, as applicable.

“Closing Inventory” means, with respect to any Country Unit, the book value of the Inventory to be transferred to Buyer in respect of such Country Unit as of the Applicable Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commingled Contract” means any Contract, whether written or oral, relating both to (a) the Business and (b) one or more other businesses of Seller or any Affiliate of Seller, but in each case specifically excluding any Contracts related to the provision of Shared Services.

“Comparative Financial Statements” means the Comparative Q1 2018 Financial Statements, the Comparative Q2 2018 Financial Statements and the Comparative Q3 2018 Financial Statements, collectively.

“Comparative Q1 2018 Financial Statements” means (a) the unaudited combined balance sheet for the Business as of April 1, 2018 and (b) the unaudited combined statement of comprehensive income and statement of cash flows for the Business for the fiscal quarter ending April 1, 2018, setting forth in comparative form such information for the previous year end or comparable fiscal quarter (as the case may be), consistent with the form of financial statements set forth on Schedule 1.01(b), and reviewed by Seller’s auditors in accordance with applicable AICPA standards.

“Comparative Q2 2018 Financial Statements” means (a) the unaudited combined balance sheet for the Business as of July 1, 2018 and (b) the unaudited combined statement of comprehensive income and statement of cash flows for the Business for the three-month and six-month periods ending July 1, 2018, setting forth in comparative form such information for the previous year end or comparable three-month or six-month period (as the case may be), consistent with the form of financial statements set forth on Schedule 1.01(b), and reviewed by Seller’s auditors in accordance with applicable AICPA standards.

“Comparative Q3 2018 Financial Statements” means (a) the unaudited combined balance sheet for the Business as of September 30, 2018 and (b) the unaudited combined statement of comprehensive income and statement of cash flows for the Business for the three-month and nine-month periods ending September 30, 2018, setting forth in comparative form such information for the previous year end or comparable three-month or nine-month period (as the case may be), consistent with the form of financial statements set forth on Schedule 1.01(b), and reviewed by Seller’s auditors in accordance with applicable AICPA standards.

“Confidentiality Agreement” means the Confidential Disclosure Agreement, dated as of February 7, 2018, between Seller and Buyer.

“Country Unit” means the Transferred Assets and Assumed Liabilities related to a part of the Business conducted in a particular country by Seller, a particular Asset Selling Affiliate or the Transferred Company.

“Damages” means any and all claims of any kind, losses, liabilities, damages, deficiencies, obligations, settlement payments, awards, judgments, fines, interest awards, penalties and costs and expenses (including Taxes) incurred or suffered (and, if applicable, reasonable fees of attorneys, auditors, consultants and other third-party agents associated therewith), whether or not based in contract, tort, warranty claims or otherwise, but shall not include indirect, incidental, special, punitive, consequential or lost profits damages of any kind, or damages based on a “multiple of profits”, “multiple of cash flow” or other similar multiple of a financial metric methodology, in each case, that are not reasonably foreseeable, other than to the extent any such damages are payable to any third party in connection with any Claim.

“Data Room” means the electronic data room containing documents and materials relating to the Business as constituted no later than 9:00 A.M. Pacific Time on the day prior to the date of this Agreement.

“Disclosure Letter” means the confidential disclosure letter delivered to Buyer by Seller prior to or simultaneously with entering into this Agreement.

“Employee of the Business” means each employee of Seller and its Affiliates (a) who as of the Applicable Closing Date spends at least 50% of his or her work time in the operation of the Business, (b) whose employment will transfer to Buyer or one of its Affiliates on the Applicable Closing Date by operation of applicable Law or pursuant to the transfer of the Transferred Equity Interests to Buyer or its Affiliates or (c) who is set forth on Schedule 1.01(c), including in all cases, each such employee who as of the Applicable Closing Date is on leave of absence (including medical leave, military leave, workers compensation leave and short-term or long-term disability) or vacation; provided that any individual set forth on Schedule 1.01(d) shall not be an “Employee of the Business”.

“Environmental Claim” means any claim, action, cause of action, suit, proceeding or written notice alleging liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) relating to, arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials or (b) any violation of or liability under any Environmental Law.

“Environmental Law” means applicable federal, state, local or foreign Law relating to pollution or protection or restoration of the environment or natural resources or the protection of worker or human health and safety in respect of exposure to Hazardous Materials.

“Estimated Prepaid Tax Amount” means Seller’s good faith estimate of the Prepaid Tax Amount as of the Principal Closing.

“Excluded Assets” means the properties and other rights set forth or described on Annex 2.02(b), which are not to be transferred to Buyer or its Affiliates hereunder.

“Excluded Liabilities” means the liabilities and obligations set forth or described on Annex 2.02(d), which are not to be assumed by Buyer or its Affiliates hereunder.

“Final Binding Offer Letter” means the Final Binding Offer Letter from Buyer addressed to Seller and dated as of the date of this Agreement.

“Foreign Currency” means any currency other than U.S. dollars.

“GAAP” means generally accepted accounting principles in the United States, applied on a consistent basis.

“Governmental Entity” means any national, federal, state, local, domestic or foreign court, tribunal or arbitral body, administrative, legislative, executive or regulatory agency or other governmental authority (or any department, agency or political subdivision thereof) or any other body exercising regulatory, taxing or other governmental authority.

“Hazardous Materials” means all substances that, in relevant form and concentration, are defined or regulated as hazardous or toxic, or as a pollutant or contaminant under, or for which liability is imposed by, any Environmental Law.

“Indebtedness” of any Person means, without duplication, (i) the principal of, and accreted value and accrued and unpaid interest in respect of, (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instrument or arrangement for the payment of which such Person is responsible or liable; (ii) all obligations of the type referred to in clause (i) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise;

and (iii) all obligations of the type referred to in clauses (i) and (ii) above of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Inventory” means, with respect to each Country Unit, the inventory of all finished Products (including consignment stock), Product specific work in process and Product specific raw materials, in each case excluding the Excluded Inventory.

“Inventory Target” means, with respect to each Country Unit, the Inventory target amount set forth with respect to such Country Unit on Schedule 1.01(e).

“IP Rights” means the following, in any and all countries: (a) patents and patent applications, utility models and industrial designs, and all applications and registrations therefor, together with all reissuances, divisions, renewals, revisions, extensions (including any supplementary protection certificates), reexaminations, provisionals, continuations and continuations-in-part with respect thereto and including all foreign equivalents (collectively, “Patents”), (b) trademarks, servicemarks, trade dress, logos, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals therefor (collectively, “Trademarks”), (c) all copyrights (other than any copyright that constitutes Software), and all applications and registrations and renewals therefor (collectively, “Copyrights”) and (d) all trade secrets and proprietary know-how, including intellectual property rights in inventions, research and development, clinical trial results, discoveries, improvements, formulas, compositions, commercially practiced processes, product specifications, technical data, designs, drawings and specifications. For the avoidance of doubt, IP Rights shall not include any IT Systems.

“Japan Corporate-Split Law” means (a) the Companies Act of Japan (Law No. 86 of 2005, as amended) that provides for “corporate splits”, (b) the Supplemental Provisions of the Amendment of the Commercial Code of Japan (Law No. 90 of 2000) and (c) the Law Concerning the Succession Etc. of Labor Contracts, upon Corporate Split (Law No. 103 of 2000, as amended).

“Judgment” means any judgment, award, order, writ, injunction, stipulation or decree by, or any legally binding agreement with, a Governmental Entity.

“Law” or “Laws” means any statute, law, ordinance, treaty, rule, code, regulation, Judgment or other binding directive issued, promulgated or enforced by any Governmental Entity.

“Lien” means any deed of trust, option, claim, mortgage, pledge, lien, charge, security interest, hypothecation, right-of-way, easement, encroachment, right of first refusal or first offer or other similar third party (or governmental) right or similar encumbrance of any kind.

“Management Presentation” means the confidential descriptive memorandum delivered to Buyer in February 2018 and the management presentation given to Buyer in March 2018.

“Material Adverse Effect” means any effect, event, circumstance, occurrence or change (each, an “Effect”) that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or financial condition of the Business, taken as a whole; provided that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: (a) the failure of the Business to meet projections or forecasts in and of itself (for the avoidance of doubt, any underlying cause for or contributing factor to any such failure shall not be excluded by this clause (a) unless otherwise excluded by the following clause (b)); or (b) any adverse Effect arising from or relating to (i) the economy in general or the securities, syndicated loan, credit or financial markets in general, (ii) the economic, business, financial or regulatory environment (including changes with respect to pricing or reimbursement by any insurance provider or other commercial entity or any governmental payor whether stemming from United States healthcare reform initiatives or otherwise) generally affecting the industries or any geographic markets in which the Business operates, (iii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters (including hurricanes, floods, tornados, pandemics, tsunamis, earthquakes or other acts of God) or any national or international calamity or crisis, (iv) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity affecting a national or federal government as a whole, (v) any actual or potential break-up of any existing political or economic union of or within any country or countries or any actual or potential exit by any country or counties from, or suspension or termination of its or their membership in, any such political or economic union, (vi) an Excluded Asset or Excluded Liability (except to the extent such Excluded Asset or Excluded Liability affects the business, assets, results of operations or financial condition of the Business), (vii) changes or proposed changes (after the date hereof) in applicable Law or GAAP (or the applicable accounting standards in any jurisdiction outside of the United States) or the enforcement thereof, (viii) the announcement of the Transactions, including any litigation, loss of employees or customers or any disruption in customer, supplier, distributor or similar relationship to the extent resulting from the announcement of the Transactions, or (ix) changes or effects that are the result of actions or omissions of Buyer or any of its Affiliates, or actions or omissions of Seller or any of its Affiliates that are consented to in writing by Buyer or any of its Affiliates; provided, further, however, that any Effect referred to in clause (b)(i), (ii), (iii), (iv), (v) or (vii) may be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect to the extent such effect or change has a disproportionate adverse effect on the Business, taken as a whole, as compared to other participants in the industries in which the Business operates.

“Non-Principal Country Units” means the countries listed on Schedule 1.01(f).

“Non-Principal Country Unit Closing” means the closing of the transfer of the Transferred Assets relating to a Non-Principal Country Unit and the assumption of the Assumed Liabilities relating to such Non-Principal Country Unit.

“Non-U.S. Transferred Employee” means any Transferred Employee who is not a U.S. Transferred Employee.

“Outside Date” means April 5, 2019.

“Parent” means Johnson & Johnson, a New Jersey corporation.

“Permitted Liens” means (a) such Liens as are set forth on Schedule 1.01(g), (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens imposed by Law arising or incurred in the ordinary course of business or that are being contested in good faith through appropriate proceedings, (c) Liens arising under purchase price conditional sales contracts or equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (d) Liens for Taxes or other governmental charges that are not yet delinquent and may thereafter be paid without penalty, or that the taxpayer is contesting in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (e) restrictions under leases, subleases, licenses or occupancy agreements that constitute Transferred Assets, (f) easements, covenants, rights-of-way and other similar restrictions, none of which materially interferes with the present use of the related real property, (g) statutory Liens of landlords with respect to real property, none of which materially interferes with the present use of the related real property, (h) zoning, building and other similar restrictions, none of which materially interferes with the present use of the related real property, (i) Liens created by Buyer or its Affiliates or at Buyer’s request for its or its Affiliates’ benefit, (j) with respect to real property, other imperfections of title or encumbrances, if any, that, individually or in the aggregate, do not materially impair the continued use and operation of the assets to which they relate in the conduct of the Business and (k) transfer restrictions under applicable securities Laws.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, Governmental Entity or other entity.

“PIS/COFINS” means the Brazilian social contributions of Programa de Integração Social (Social Integration Program) and Contribuição para o Financiamento da Seguridade Social (Contribution for Social Security Financing).

“Post-Closing Tax Period” means, with respect to (a) the Transferred Company, any taxable year or period (or portion thereof) beginning after the Principal Closing Date and the portion of any Straddle Period beginning after the Principal Closing Date and (b) any Country Unit, any taxable year or period (or portion thereof) beginning after the Applicable Closing Date for such Country Unit and the portion of any Straddle Period beginning after such Applicable Closing Date for such Country Unit.

“Pre-Closing Tax Period” means, with respect to (a) the Transferred Company, any taxable year or period (or portion thereof) ending on or before the Principal Closing Date and the portion of any Straddle Period ending on and including the Principal Closing Date and (b) any Country Unit, any taxable year or period (or portion thereof) ending on or before the Applicable Closing Date for such Country Unit and the portion of any Straddle Period ending on and including such Applicable Closing Date for such Country Unit.

“Prepaid Tax Amount” means the amount of any ad valorem Taxes paid with respect to any Straddle Period by Seller or any Asset Selling Affiliate with respect to the Transferred Assets or by or with respect to the Transferred Company, but only to the extent such Taxes are allocable to the Post-Closing Tax Period (as determined pursuant to Section 7.08) and are not Excluded Liabilities.

“Previously Divested Businesses” means, collectively, (a) the business, technology and assets divested pursuant to the Umbrella Purchase Agreement, dated as of July 1, 2015, between Gloster Europe S.A.S. and Oxy’Pharm Sarl and (b) the business, technology and assets divested pursuant to the Asset Purchase Agreement, dated as of March 25, 2015, by and among Advanced Sterilization Products Division of Ethicon, Inc. and Schulke & Mayr Gmbh, as amended pursuant to amendment thereto, dated as of May 22, 2015.

“Principal Country Units” means the countries listed on Schedule 1.01(h).

“Principal Labor Countries” means the countries listed on Schedule 1.01(i).

“Related Party Agreements” means, to the extent related to the Business, all Contracts, including any guarantee obligations, between or among Seller or any of its Affiliates, on the one hand, and any other Affiliate of Seller or the Transferred Company, on the other hand.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“SEC” means the United States Securities and Exchange Commission.

“Section 338 Forms” means all Tax Returns that are required to be submitted to any Federal, state or local Governmental Entity in connection with a Section 338(h)(10) Election.

“Seller Fundamental Representations” means the representations and warranties made by Seller set forth in Section 3.01 (Organization and Good Standing), Section 3.02 (Authority), Section 3.03 (Title to Tangible Property and Transferred Equity Interests) and Section 3.16 (Brokerage Fees).

“Shared Services” means those shared services and systems provided to the Business by Seller and/or its Affiliates, or on their behalf, and which are listed on Schedule 1.01(j).

“Software” means (a) computer programs, including all software implementation of algorithms, models and methodologies, whether in source code or object code form, (b) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, firmware, development tools, templates, menus, buttons and icons and (c) all documentation, including user manuals and other training documentation, to the extent relating to any of the foregoing.

“Straddle Period” means a taxable period that includes but does not end on the Applicable Closing Date.

“Subsidiary” of a Person means a corporation, partnership, joint venture, association, limited liability company or other entity of which such Person (i) owns, directly or indirectly, more than 50% of the outstanding voting stock or other ownership interests or (ii) is a general partner or managing member (and all Subsidiaries of any Subsidiary of such Person).

“Tax” and “Taxes” means all taxes, charges, duties, fees, levies or other assessments, including income, excise, property, business, goods and services, sales or use, value added, profits, license, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, in each case imposed by any Governmental Entity and in the nature of a tax, and including any interest, penalties and additions attributable thereto.

“Tax Proceeding” means any audit, request for information, investigation, hearing, litigation, legal action or judicial contest relating to Taxes.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity exercising any authority to impose, regulate or administer the imposition of Taxes.

“Transaction Documents” means this Agreement and the Ancillary Agreements.

“Transaction Expenses” means, without duplication, all fees, costs, expenses, payments, expenditures or liabilities incurred or accrued prior to the Applicable Closing in connection with any of the Transactions, whether or not invoiced prior to the Applicable Closing, by or on behalf of the Seller or any of its Affiliates, and that are payable to legal counsel or to any financial advisor, broker, accountant or other Person (in each case, other than an Employee of the Business) who performed services for or on behalf of, or provided advice to the Seller or any of its Affiliates in connection with or relating to the Transactions.

“Transactions” mean, collectively, the transactions contemplated by this Agreement and the other Transaction Documents, including the purchase and sale of the Transferred Assets and the Transferred Equity Interests and the assumption of the Assumed Liabilities.

“Transfer Taxes” mean any federal, state, county, local, foreign and other sales, use, transfer, value added, PIS/COFINS, conveyance, documentary transfer, stamp duty, stock transfer, recording, registration, filing, real property transfer, excise, or other similar Tax, fee or charge imposed in connection with the Transactions or the recording of any sale, transfer or assignment of property (or any interest therein) effected pursuant to this Agreement or any Ancillary Agreement.

“Transferred Assets” means the properties and other rights set forth or described on Annex 2.02(a), which expressly exclude the Excluded Assets.

“Transferred Company” means Advanced Sterilization Products Services Inc., a New Jersey corporation.

“Transferred Employee” means each Employee of the Business who, as of the Applicable Closing Date (or, if applicable, such later date that such employee commences employment with Buyer or one of its Affiliates), becomes an employee of Buyer or one of its Affiliates whether by operation of Law, pursuant to the transfer of the Transferred Equity Interests to Buyer or its Affiliates or by acceptance of Buyer’s or one of its Affiliate’s offer of employment pursuant to Section 8.01.

“Transferred Equity Interests” means all the issued and outstanding shares of capital stock and all other equity interests of the Transferred Company.

“Treasury Regulations” means the Treasury Regulations (including temporary regulations) promulgated by the United States Department of Treasury with respect to the Code.

“Unvested LTI Awards” means the long-term incentive awards granted by Seller or its Affiliates, which shall be listed on Schedule 8.01(b), excluding any such awards that are vested, or would become vested upon the applicable holder’s termination of employment after having attained (a) age 55 with at least 10 years of service with Seller and its Affiliates (with the last 5 consecutive) or (b) age 62 (the earlier of such dates, the “Retirement Eligibility Date”).

“U.S. Transferred Employee” means any Transferred Employee who is principally employed in the United States as of the Applicable Closing Date (or, if applicable, such later date that such employee commences employment with Buyer or one of its Affiliates).

(b) The following terms used in this Agreement shall have the meanings assigned to them in the respective Sections of this Agreement or Schedules to the Disclosure Letter set forth below:

Term	Location
2015/2016/2017 Audited Financial Statements	Section 1.01(a)
2015/2016/2017 Draft Financial Statements	Section 1.01(a)
2018 Audited Financial Statements	Section 1.01(a)
Accounting Firm	Section 2.04(d)
Accounting Policies	Section 2.04(c)
Additional Assignments	Section 2.02(a)
Additional Assumptions	Section 2.02(c)
Affiliate	Section 1.01(a)
Affiliated Group	Section 1.01(a)
Agreement	Preamble
AICPA	Section 1.01(a)
Allocated Purchase Price	Section 2.05(g)
Allocation	Section 2.05(a)
Alternative Proposal	Section 6.10(c)

Term	Location
Ancillary Agreements	Section 1.01(a)
Anti-Corruption Laws	Section 1.01(a)
Anti-Trust Approvals	Section 1.01(a)
Anti-Trust Filings	Section 1.01(a)
Applicable Closing	Section 1.01(a)
Applicable Closing Date	Section 1.01(a)
Appraisal Firm	Section 2.05(d)
Asset Selling Affiliates	Section 1.01(a)
Assumed Benefit Plan	Section 1.01(a)
Assumed Liabilities	Section 1.01(a)
Assumption Agreement	Section 2.02(c)
Biopatch	Recitals
Business	Recitals
business day	Section 1.02(d)
Business Employee Benefit Plan	Section 1.01(a)
Business Interests	Annex 2.02(a)
Buyer	Preamble
Buyer Fundamental Representations	Section 1.01(a)
Buyer Indemnitees	Section 10.02
Buyer Plans	Section 8.01(g)
Buyer Tax Act	Section 7.08(d)(ii)
Claim	Section 10.05
Closing	Section 1.01(a)
Closing Inventory	Section 1.01(a)
Code	Section 1.01(a)
Collective Bargaining Agreements	Section 3.12(a)
Commingled Contract	Section 1.01(a)
Communications Plan	Section 8.01(a)
Comparative Financial Statements	Section 1.01(a)
Comparative Q1 2018 Financial Statements	Section 1.01(a)
Comparative Q2 2018 Financial Statements	Section 1.01(a)
Comparative Q3 2018 Financial Statements	Section 1.01(a)
Compensation Protection Period	Section 8.01(e)
Confidential Information	Section 7.12(a)
Confidentiality Agreement	Section 1.01(a)
Contracts	Annex 2.02(a)
Controlled Group Liability	Section 3.13(c)
Copyrights	Section 1.01(a)
Country Transfer Agreement	Section 2.02(e)
Country Unit	Section 1.01(a)
Credit Support Items	Section 7.11
Damages	Section 1.01(a)
Data Room	Section 1.01(a)
Debt Financing	Section 6.11(a)
Directive	Section 8.01(o)

Term	Location
Disclosure Letter	Section 1.01(a)
Domain Name Expiration Period	Section 7.01(c)
Effect	Section 1.01(a)
Employee of the Business	Section 1.01(a)
Enforceability Exceptions	Section 3.02
Environmental Claim	Section 1.01(a)
Environmental Law	Section 1.01(a)
Environmental Permits	Section 3.14
Estimated Prepaid Tax Amount	Section 1.01(a)
Estimated Statement	Section 2.03(d)
Exchange Rate	Section 1.02(c)
Excluded Assets	Section 1.01(a)
Excluded Contracts	Annex 2.02(b)
Excluded Equipment	Annex 2.02(b)
Excluded Inventory	Annex 2.02(b)
Excluded Liabilities	Section 1.01(a)
Exclusivity Period	Section 6.10(a)
Expiration Period	Section 7.01(b)
FCPA	Section 1.01(a)
FDA	Section 3.17(h)
Final Binding Offer Letter	Section 1.01(a)
Final Prepaid Tax Amount	Section 2.04(b)
Foreign Currency	Section 1.01(a)
Forward-Looking Statements	Section 11.02(a)
Fundamental Representations	Section 10.01
GAAP	Section 1.01(a)
General Assignment	Section 2.02(a)
Governmental Entity	Section 1.01(a)
Hazardous Materials	Section 1.01(a)
Healthcare Laws	Section 3.17(f)
HIPAA	Section 3.17(f)
Home Relocation	Section 8.01(c)
Inactive Employee	Section 8.01(c)
Indebtedness	Section 1.01(a)
Indemnified Party	Section 10.05
Indemnifying Party	Section 10.05
Inventory	Section 1.01(a)
Inventory Target	Section 1.01(a)
IP Rights	Section 1.01(a)
IT Systems	Annex 2.02(a)
Japan Corporate-Split Law	Section 1.01(a)
Japan NewCo	Section 2.02(i)
Judgment	Section 1.01(a)
Law	Section 1.01(a)
Laws	Section 1.01(a)

Term	Location
Licensed Domain Names	Section 7.01(c)
Licensed IP Contracts	Section 3.10(c)
Lien	Section 1.01(a)
Listed Plans	Section 3.13(a)
Make-Whole Compensation	Section 8.01(k)
Management Presentation	Section 1.01(a)
Material Adverse Effect	Section 1.01(a)
Material Commingled Contracts	Section 3.09(c)
Material Distribution Contract	Section 6.01(b)(xiii)
Material Transferred Contracts	Section 3.09(b)
Noncommercial Open Source Software	Section 3.10(i)
Non-Principal Closing Legal Impediment	Section 5.03(b)
Non-Principal Country Unit Closing	Section 1.01(a)
Non-Principal Country Unit Closing Date	Section 2.01(b)
Non-Principal Country Units	Section 1.01(a)
Non-U.S. Transferred Employee	Section 1.01(a)
Notice of Disagreement	Section 2.04(d)
Outside Date	Section 1.01(a)
Owned Software	Section 3.10(h)
Paid Bonus Schedule	Section 8.01(l)
Parent	Section 1.01(a)
Patent Assignment	Section 2.02(a)
Patents	Section 1.01(a)
Permits	Section 3.08
Permitted Liens	Section 1.01(a)
Person	Section 1.01(a)
PIS/COFINS	Section 1.01(a)
Post-Closing Claims	Section 7.03(b)
Post-Closing Tax Period	Section 1.01(a)
Potential Purchasers	Section 6.05(e)
Pre-Closing Accounts Payable	Annex 2.02(d)
Pre-Closing Business Records	Section 7.03(a)
Pre-Closing Tax Period	Section 1.01(a)
Prepaid Tax Amount	Section 1.01(a)
Previously Divested Businesses	Section 1.01(a)
Price Adjustment Statement	Section 2.04(b)
Principal Closing	Section 2.01(a)
Principal Closing Date	Section 2.01(a)
Principal Closing Legal Impediment	Section 5.01(d)
Principal Country Units	Section 1.01(a)
Principal Labor CBAs	Section 3.12(a)
Principal Labor Countries	Section 1.01(a)
Principal Labor Plans	Section 3.13(a)
Product Claims	Annex 2.02(c)
Product Registrations	Section 3.17(a)

Term	Location
Products	Recitals
Proposed Allocation	Section 2.05(b)
Public Official	Section 3.20(e)
Purchase Price	Section 2.03(a)
Purchase Price Adjustment Due Date	Section 2.04(h)
Related Party Agreements	Section 1.01(a)
Release	Section 1.01(a)
Representatives	Section 6.10(a)
Retained Matter	Annex 2.02(d)
Retirement Eligibility Date	Section 1.01(a)
Reverse Transition Services Agreement	Section 7.09
SEC	Section 1.01(a)
Seconded Japan Employee	Section 8.01(r)
Secondment Period	Section 8.01(r)
Section 338 Forms	Section 1.01(a)
Section 338(h)(10) Election	Section 7.08(f)(ii)(A)
Seller	Preamble
Seller Bonus Plan	Section 8.01(l)
Seller Fundamental Representations	Section 1.01(a)
Seller Indemnitees	Section 10.03
Seller Trademarked Items	Section 7.01(b)
Shared Services	Section 1.01(a)
Software	Section 1.01(a)
Specified Litigation	Section 7.03(b)
SterilMed	Recitals
Straddle Period	Section 1.01(a)
Subsidiary	Section 1.01(a)
S-X 3-05	Section 6.08(a)
Target Bonus Pool	Section 8.01(l)
Tax	Section 1.01(a)
Tax Proceeding	Section 1.01(a)
Tax Return	Section 1.01(a)
Taxes	Section 1.01(a)
Taxing Authority	Section 1.01(a)
To the knowledge of Seller	Section 11.03
Top Distributors	Section 3.19
Top Suppliers	Section 3.19
Trademark Assignment	Section 2.02(a)
Trademarks	Section 1.01(a)
Transaction Documents	Section 1.01(a)
Transaction Expenses	Section 1.01(a)
Transactions	Section 1.01(a)
Transfer Regulations	Section 8.01(o)
Transfer Taxes	Section 1.01(a)

Term	Location
Transfer Time	Section 8.01(c)
Transferred Assets	Section 1.01(a)
Transferred Company	Section 1.01(a)
Transferred Contracts	Annex 2.02(a)
Transferred Employee	Section 1.01(a)
Transferred Employee Bonus Amount	Section 8.01(l)
Transferred Employee Liabilities	Annex 2.02(c)
Transferred Equity Interests	Section 1.01(a)
Transferred IP	Annex 2.02(a)
Transferred IP Licenses	Annex 2.02(a)
Transferred IT	Annex 2.02(a)
Transferred Leased Real Property	Annex 2.02(a)
Transferred Real Property Leases	Annex 2.02(a)
Transferred Records	Annex 2.02(a)
Transferred Software	Annex 2.02(a)
Transition Manufacturing Services Agreement	Section 7.09
Transition Services Agreement	Section 7.09
Treasury Regulations	Section 1.01(a)
U.S. Transferred Employee	Section 1.01(a)
Unvested LTI Awards	Section 1.01(a)
Workers Compensation Event	Section 8.01(i)

SECTION 1.02. Interpretation and Construction. (a) Unless otherwise provided herein all monetary values stated herein are expressed in United States currency and all references to “U.S. dollars”, “dollars” or “$” will be deemed references to the lawful money of the United States.

(b) Each accounting term set forth herein and not otherwise defined shall have the meaning accorded it under GAAP. For the avoidance of doubt, in the event of any discrepancy between GAAP and the provisions of this Agreement, the provisions of this Agreement shall control.

(c) Except as provided in Section 2.03(b), whenever conversion of values from any Foreign Currency for a particular date or period shall be required, such conversion shall be made using the closing rate provided by Bloomberg at 5:00 P.M. New York City time three business days prior to the applicable date or dates (the “Exchange Rate”).

(d) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. When a reference is made in this Agreement to a party or to a Section, Exhibit or Annex, such reference shall be to a party to, a Section of, or an Exhibit or Annex to, this Agreement, unless otherwise indicated. When a reference is made in this Agreement to a Schedule with respect to a particular Section, such reference shall be to a

Schedule to the Disclosure Letter with respect to such Section, unless otherwise indicated. All terms defined in this Agreement shall have their defined meanings when used in any Exhibit or Annex to this Agreement or any Schedule to the Disclosure Letter or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. Whenever used in this Agreement, “business day” shall mean any day, other than a Saturday or a Sunday or a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in the State of New York or in the country of the applicable Country Unit. Whenever the words “include”, “includes”, “including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (ii) all attachments thereto and instruments incorporated therein. The words “asset” and “property” shall be construed to have the same meaning and effect. References to a Person are also to its permitted successors and permitted assigns. In the event of any conflict between this Agreement and any Country Transfer Agreement, the terms of this Agreement shall control.

ARTICLE II

Closings

SECTION 2.01. Closings. (a) The closing of the purchase and sale of the Transferred Assets relating to the Principal Country Units and of the Transferred Equity Interests and the assumption of the Assumed Liabilities relating to the Principal Country Units (the “Principal Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP in New York, New York, at 10:00 A.M., New York City time, on the third business day (or such other date as the parties may mutually agree upon in writing) following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article V with respect to the Principal Closing (excluding those conditions intended to be satisfied at the Principal Closing but subject to their satisfaction or, to the extent permitted by applicable Law, waiver at such time). Notwithstanding the foregoing, in light of the dates on which the financial statements referred to in Section 6.08(a) are expected to be available and the financial reporting requirements of the SEC that are applicable to Buyer, in no event shall the Principal Closing take place before December 1, 2018. The date on which the Principal Closing occurs is referred to in this Agreement as the “Principal Closing Date”. The Principal Closing and each Non-Principal Country Unit Closing shall be deemed to take effect at 12:01 A.M., local time (in each Principal Country Unit and each Non-Principal Country Unit, as applicable), on the Principal Closing Date or the Non-Principal Country Unit Closing Date, as applicable; provided that, with respect to the United States, the Principal Closing shall be deemed to take effect at 12:01 A.M. Pacific Time and, if the local time in any other Country Unit includes more than one time zone, the Applicable Closing of such Country Unit shall be deemed to take effect at 12:01 A.M., local time of the capital city of such Country Unit. The parties hereto specifically acknowledge that time is of the essence because Seller’s intention to exit the Business is or will become known to its employees, customers, suppliers and others having dealings with Seller.

(b) The closing of the transfer of the Transferred Assets relating to each Non-Principal Country Unit and the assumption of the Assumed Liabilities relating to such Non-Principal Country Unit will occur as soon as reasonably practicable after the Principal Closing Date on the date agreed to by Buyer and Seller within the period specified in Exhibit D to the Transition Services Agreement, but in no event before the third business day following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article V with respect to such Non-Principal Country Unit (excluding those conditions intended to be satisfied at such Closing but subject to their satisfaction or, to the extent permitted by applicable Law, waiver at such time) (each such date, a “Non-Principal Country Unit Closing Date”). During the period from the Principal Closing Date until the occurrence of the applicable Non-Principal Country Unit Closing, none of the assets or liabilities of the applicable Non-Principal Country Unit shall be transferred to or assumed by Buyer, as the case may be, and Seller shall hold and operate such Non-Principal Country Unit in a manner consistent with Seller’s obligations under this Section 2.01 and under Section 6.01. The parties shall enter into a distribution arrangement giving effect to the foregoing with respect to such Non-Principal Country Unit pursuant to the Transition Services Agreement.

SECTION 2.02. Transferred Assets and Transferred Equity Interests/Excluded Assets; Assumed/Excluded Liabilities. (a) Transferred Assets and Transferred Equity Interests. Pursuant to the terms and subject to the conditions set forth in this Agreement, at the Applicable Closing, Seller will, and will cause the relevant Asset Selling Affiliates to, sell, convey, assign and transfer to Buyer, and Buyer will purchase, acquire and accept, the Transferred Assets related to the applicable Country Unit(s), free and clear of all Liens other than Permitted Liens. Accordingly, (i) Seller will, or will cause the relevant Asset Selling Affiliates to, execute and deliver at the Principal Closing a general assignment and bill of sale in the form of Exhibit B (the “General Assignment”), a general patent assignment in the form of Exhibit C (the “Patent Assignment”) and a general trademark assignment in the form of Exhibit D (the “Trademark Assignment”) and at each Applicable Closing such other instruments of conveyance, assignment and transfer as Buyer reasonably requests (the “Additional Assignments”), in each case to convey to Buyer all of Seller’s or each Asset Selling Affiliate’s right, title and interest in and to the applicable Transferred Assets and (ii) Buyer will execute and deliver at the Principal Closing counterparts to the General Assignment, the Patent Assignment and the Trademark Assignment and at each Applicable Closing counterparts to the Additional Assignments. In addition, pursuant to the terms and subject to the conditions set forth in this Agreement, at the Principal Closing, Seller will sell, convey, assign and transfer to Buyer, and Buyer will purchase, acquire and accept, the Transferred Equity Interests, free and clear of all Liens other than transfer restrictions under applicable securities Laws. Accordingly, Seller will deliver at the Principal Closing stock certificates representing the Transferred Equity Interests (if such Transferred

Equity Interests are certificated), together with a stock power endorsed in blank or other appropriate instrument of assignment in respect of the Transferred Equity Interests. All risk of loss with respect to the Transferred Assets or Transferred Equity Interests (whether or not covered by insurance) shall be on Seller up to the time of the Applicable Closing, whereupon such risk of loss with respect to the Transferred Assets or Transferred Equity Interests conveyed at such Closing shall pass to Buyer. For the avoidance of doubt, at the Principal Closing, by means of the acquisition of the Transferred Equity Interests and not by means of a direct acquisition of such assets by Buyer, Buyer shall acquire the Transferred Assets of the Transferred Company.

(b) Excluded Assets. Anything to the contrary herein notwithstanding, Buyer is not purchasing, pursuant to this Agreement, any of the Ancillary Agreements or any of the Transactions, Seller’s (or any of its Affiliates’) right, title or interest in any asset that is not a Transferred Asset or Transferred Equity Interest. Specifically, Seller’s (and any of its Affiliates’) right, title or interest in any Excluded Asset is not being conveyed to Buyer or any of its Affiliates.

(c) Assumed Liabilities. At the Applicable Closing, Buyer shall assume the Assumed Liabilities related to the applicable Country Unit(s) and shall agree to satisfy and discharge when due the Assumed Liabilities related to the applicable Country Unit(s). After the Applicable Closing, Buyer shall pay all Assumed Liabilities related to the applicable Country Unit(s) as and when such liabilities become due. Buyer will execute and deliver to Seller at the Principal Closing an assumption agreement in the form of Exhibit E (the “Assumption Agreement”) and at each Non-Principal Country Unit Closing such other assumption agreements substantially in the form of Exhibit E with such changes as may be required by local Law (the “Additional Assumptions”), whereby Buyer agrees to assume and undertakes to pay, perform and discharge as and when due, the Assumed Liabilities related to the applicable Country Unit(s). Seller will, or will cause the relevant Asset Selling Affiliates to, execute and deliver to Buyer at the Principal Closing a counterpart to the Assumption Agreement and at each Non-Principal Country Unit Closing counterparts to the Additional Assumptions. For the avoidance of doubt, at the Principal Closing, by means of the acquisition of the Transferred Equity Interests and not by means of a direct assumption of such liabilities by Buyer, Buyer shall be responsible for the liabilities of the Transferred Company that would otherwise constitute Assumed Liabilities pursuant to Annex 2.02(c).

(d) Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement or any Ancillary Agreement, neither Buyer nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge any Excluded Liability. Seller and its Affiliates, as the case may be, will remain liable to pay, perform and discharge when due, all Excluded Liabilities.

(e) Country Transfer Agreements. To the extent required by applicable Law, the transfer of each Country Unit will be effected pursuant to a short-form agreement or one or more instruments of transfer, such as a bill of sale, share transfer agreement, business transfer agreement, real estate transfer agreement or other asset assignment document, which agreement shall be prepared by Seller and shall be on terms mutually agreed between the parties consistent with the applicable terms of this Agreement and in the form of Exhibit F, with only such mutually agreed changes as may be required by local Law (each, a “Country Transfer Agreement”). If required, the parties shall enter into the Country Transfer Agreements as soon as reasonably practicable after the date hereof and not later than the Applicable Closing.

(f) Designation of Affiliates. To the extent that any of the Transferred Assets or Transferred Equity Interests are under the control of any of Seller’s Affiliates, Seller shall cause its Affiliates to promptly take such legal action as may be necessary to consummate the transfer to Buyer and its Affiliates of such Transferred Assets or Transferred Equity Interests under terms and conditions which are consistent with and subject to the terms of this Agreement. Prior to, and in any event at least 30 days in advance of, any Applicable Closing, Buyer may designate after reasonable consultation with Seller, one or more Affiliates to, at the Applicable Closing, (i) acquire all or part of the Transferred Assets or Transferred Equity Interests, (ii) assume all or part of the Assumed Liabilities or (iii) pay a designated portion of the Purchase Price pursuant to Section 2.02(i), in each case related to the applicable Country Unit(s), as the case may be, in which event all references herein to Buyer will be deemed to refer to such Affiliates, as appropriate; provided, however, that no such designation will in any event limit or affect the obligations of Buyer under this Agreement to the extent not performed by such Affiliates.

(g) Transferred Assets Subject to Third-Party Consent. To the extent that the sale, assignment, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to Buyer (or one of its Affiliates) of any Transferred Asset is prohibited by any applicable Law or would require any governmental or third-party authorizations, approvals (including Anti-Trust Approvals), consents or waivers and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Applicable Closing, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or any attempted sale, assignment, transfer, conveyance or delivery, thereof. For a period of 18 months after the Applicable Closing Date, the parties shall use their respective reasonable best efforts (i) to cooperate with each other to obtain promptly such authorizations, approvals, consents or waivers and to give any notices required for the transfer of such Transferred Asset and (ii) to obtain from third parties an approval or consent to establish a new contract with Buyer or its designated Affiliate with respect to the portion of any Commingled Contact related to the Business, the Business Interests in respect of which were not transferred to Buyer at the Applicable Closing, pursuant to which Buyer or its designated Affiliate will have access to the rights and benefits of such portion of such Commingled Contract on substantially the same terms and conditions provided to Seller and its Affiliates prior to the Applicable Closing, or to assign such portion to Buyer or its designated Affiliate; provided, however, that no party shall be required to pay any consideration or make any concession (other than customary filing and application fees typically paid by a seller or transferee) therefor. If such authorization, approval, consent or waiver is obtained, Seller shall promptly assign, transfer, convey or deliver any such Transferred Asset or, if applicable, that portion of any Commingled Contract, as the case may be, in each case, to Buyer at no additional cost. Pending the earlier of obtaining such authorization, approval, consent or waiver or the expiration of such 18 month period, the parties shall use reasonable best efforts to cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer all economic benefits and burdens of any such Transferred Asset. During such time period, Seller and its applicable Affiliates shall comply with all applicable covenants and obligations with respect to such Transferred Asset, including the payment of any costs or expenses in connection therewith, which shall be performed by Seller or its applicable Affiliate for Buyer’s account and Buyer shall promptly (but in no event later than 30 days following receipt of an invoice from Seller) reimburse Seller for any such out-of-pocket costs, expenses or payments made by Seller or its applicable Affiliate in respect of such Transferred Asset. Subject to Seller’s compliance with this Section 2.02(g), Buyer further agrees that no representation, warranty or covenant of Seller contained in this Agreement shall be breached or deemed breached, and no condition to Buyer’s obligations to close the Transactions shall be deemed not satisfied solely as a result of the failure to obtain any such authorization, approval, consent or waiver (it being understood that this sentence shall not be deemed to impair the rights of Buyer in respect of any breach of the representations and warranties set forth in Section 3.07).

(h) Buyer’s Recording and Similar Responsibilities. Notwithstanding the foregoing provisions of this Section 2.02, it shall be Buyer’s responsibility (i) to prepare the applicable country patent assignments, trademark assignments, copyright assignments and domain name transfers from Seller or its applicable Asset Selling Affiliates to Buyer and to record such assignments and transfers following execution thereof by Seller (or its applicable Affiliate), (ii) to apply for its own marketing authorizations for the Products to the relevant regulatory authorities where it is not within the power of Seller to cause, by giving notice to the applicable regulatory authority, the transfer directly to Buyer (or to a third-party designee of Buyer) of the existing marketing authorizations that are Transferred Assets, (iii) to bear the fees and other costs in connection with recording instruments related to the Transferred Real Property Leases and (iv) to bear the fees and other costs in accordance with Section 2.06(d) and Taxes (excluding, for the avoidance of doubt, Taxes based on the net income of Seller) arising from such activities.

(i) Japan Corporate Split. Seller may elect (on notice to Buyer no later than 45 days after the date of this Agreement) to effect the sale, conveyance, assignment and transfer to Buyer of the Transferred Assets relating to Japan and the assumption by Buyer of the Assumed Liabilities relating to Japan, in each case on the Applicable Closing Date, by way of an “absorption-type company split” pursuant to Japan Corporate-Split Law. If Seller so elects, Seller and Buyer shall, and shall cause their Affiliates to, execute and deliver a Country Transfer Agreement or other document, the form and substance of which shall be mutually agreed between the parties (it being understood that, in the event of any conflict between this Agreement and any Country Transfer Agreement or other document, the terms of this Agreement shall control) providing for the transfer of the Transferred Assets relating to Japan to a newly formed wholly owned Subsidiary (“Japan NewCo”) of either Seller or an Affiliate of Seller (it being understood that Buyer may request, subject to Seller’s consent (not to be unreasonably withheld, conditioned or delayed), that such Subsidiary be a Japanese Godo Gaisha) and for the assumption by Japan NewCo of the Assumed Liabilities relating to Japan, and to take such other actions, as may be necessary or desirable to give effect to the foregoing, including, if applicable, amending the definition of “Transferred Company” to also include Japan NewCo, in which case Japan NewCo shall be deemed to be a Transferred Company for all purposes hereof and Seller shall update any applicable Annexes and Schedules as necessary to reflect the inclusion of Japan NewCo as a Transferred Company.

Any Taxes (other than Transfer Taxes) resulting from such absorption-type company split shall be borne by Seller. In the event that Seller (or its Affiliate) forms Japan NewCo as a Godo Gaisha, Seller shall, or shall cause such Affiliate of Seller that is the owner of Japan NewCo to, elect timely pursuant to Treasury Regulations Section 301.7701-3(a) for Japan NewCo, effective at the time of its formation, to be disregarded as an entity separate from its owner for U.S. Federal income Tax purposes. In the event that Seller (or its Affiliate) forms Japan NewCo as a Kabushiki Gaisha, Buyer shall, notwithstanding anything herein to the contrary, be permitted to make an election under Section 338(g) of the Code (and any comparable election under state or local Tax Law) with respect to the acquisition of Japan NewCo.

SECTION 2.03. Purchase Price. (a) Subject to the terms and conditions of this Agreement, at the Principal Closing, Buyer shall (or shall cause one or more of its Affiliates as Buyer may designate pursuant to Section 2.02(f) to) pay or cause to be paid to Seller (or one or more of its Affiliates as Seller may designate), in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller at least two business days prior to the Principal Closing Date, cash in U.S. dollars (subject to Section 2.03(b)) in an amount exclusive of any Transfer Taxes equal to (i) $2,700,000,000 plus (ii) the aggregate Estimated Prepaid Tax Amount (the sum of clauses (i) and (ii), the “Purchase Price”).

(b) Buyer shall pay the portion of the Purchase Price applicable to the Country Units identified on Schedule 2.03(b) of the Disclosure Letter (as allocated to such Country Units pursuant to the Allocation) in the applicable Foreign Currency set forth on such Schedule 2.03(b). The conversion rate from U.S. dollars to the applicable Foreign Currency shall be the closing rate provided by Bloomberg at 5:00 P.M. New York City time three business days prior to the Principal Closing Date. In the event that the portion of the Purchase Price allocated to any Non-Principal Country Unit pursuant to the Allocation is required by applicable Law to be paid in a Foreign Currency and the portion of the Purchase Price allocated to such Country Unit pursuant to the Allocation was previously paid by Buyer in U.S. dollars, (i) on the Applicable Closing Date, Buyer or its Affiliates will pay to Seller an amount in the applicable Foreign Currency equal to (x) the portion of the Purchase Price allocated to such Non-Principal Country Unit pursuant to the Allocation in U.S. dollars multiplied by (y) the Exchange Rate with respect to each Foreign Currency determined based on the closing rate provided by Bloomberg at 5:00 P.M. New York City time three business days prior to the Applicable Closing Date and (ii) upon receipt of Buyer’s or its Affiliate’s payment pursuant to the immediately preceding clause (i) Seller or its Affiliates shall refund to Buyer the portion of the Purchase Price allocated to such Country Unit pursuant to pursuant to the Allocation in U.S. dollars.

(c) The Purchase Price shall be subject to the adjustment provisions of Section 2.04 and shall be allocated as described in Section 2.05.

(d) No later than five business days prior to the Principal Closing Date, Seller shall deliver to Buyer a statement (in its draft form, the “Estimated Statement”) setting forth its good faith estimate of the Estimated Prepaid Tax Amount and reasonably detailed documentation evidencing Seller’s calculation of the Estimated Prepaid Tax Amount as set forth in the Estimated Statement.

SECTION 2.04. Purchase Price Adjustment. (a) For the purposes of clarification only, Seller is retaining all accounts payable and accounts receivable with respect to each Country Unit arising out of the operation and conduct of the Business before the Applicable Closing Date for such Country Unit and the only purchase price adjustment with respect to changes in the working capital of the Business after any Closing will be the adjustments pursuant to this Section 2.04.

(b) Within 120 days after the Applicable Closing Date, Seller shall prepare and deliver to Buyer a statement in the form of Schedule 2.04(b) (in its draft form, the “Price Adjustment Statement”), setting forth its calculation as of the Applicable Closing Date of the actual (i) Closing Inventory for such applicable Country Units and (ii) only in the case of the Principal Closing Date, the Prepaid Tax Amount (the “Final Prepaid Tax Amount”). To the extent that the Closing Inventory, with respect to the applicable Country Unit (once final and binding pursuant to the provisions of Section 2.04(f)) is greater than the applicable Inventory Target, with respect to such applicable Country Units, or less than the applicable Inventory Target, with respect to such applicable Country Units, the Purchase Price shall be adjusted as described in Section 2.04(f) below. To the extent that the Final Prepaid Tax Amount (once final and binding pursuant to the provisions of this Section 2.04) is greater than the Estimated Prepaid Tax Amount or less than the Estimated Prepaid Tax Amount, the Purchase Price shall be adjusted as described in Section 2.04(g) below.

(c) In connection with the preparation of each Price Adjustment Statement, Buyer shall (A) assist, and shall cause its Affiliates to assist, Seller, its accountants, advisors and other representatives in its preparation of each Price Adjustment Statement and (B) afford to Seller, its accountants, advisors and other representatives, reasonable access during normal business hours to the personnel, properties, books and records of the Business in the possession of Buyer or its Affiliates (and its and their accountants, subject to executing customary access letters) to the extent relevant to the preparation of any Price Adjustment Statement (including any taking and preparing of physical counts of Inventory). For purposes of this Section 2.04, the calculation of book value of the Inventory will be determined in a manner consistent with Seller’s inventory and other relevant accounting policies used in the preparation of the 2015/2016/2017 Draft Financial Statements, as set forth in Schedule 2.04(c) (collectively, the “Accounting Policies”).

(d) Each Price Adjustment Statement shall become final and binding upon the parties on the 30th day following receipt thereof by Buyer unless Buyer gives written notice of its disagreement (a “Notice of Disagreement”) to Seller on or prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted. If a timely Notice of Disagreement is received by Seller, then the relevant Price Adjustment Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties hereto resolve in writing any differences they have with respect to any matter specified in the Notice of Disagreement or (y) the date any matters in dispute are resolved in writing by an accounting firm (in accordance with the procedure set forth in this Section 2.04) selected by

Seller and Buyer or, if the parties are unable to agree, an independent accounting firm selected by Seller’s and Buyer’s independent accounting firms (such firm, the “Accounting Firm”).

(e) Buyer and Seller acknowledge and agree that the dispute resolution provisions set forth in Section 11.12 shall not apply to any dispute described in this Section 2.04. During the 30-day period immediately following the delivery of a Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences they may have with respect to any matter specified in the Notice of Disagreement. At the end of such 30-day period, Seller and Buyer shall submit for review and resolution by the Accounting Firm any and all matters which remain in dispute and which were included in the Notice of Disagreement, and the Accounting Firm shall make a final determination in writing of the values set forth on the relevant Price Adjustment Statement (and shall use such determination to prepare the relevant final Price Adjustment Statement), which determination shall be binding on the parties; provided, however, that the scope of such determination by the Accounting Firm shall be limited to: (i) those matters that remain in dispute and that were included in the Notice of Disagreement, (ii) whether, for each calculation of Inventory and the Prepaid Tax Amount, such calculation was prepared in accordance with this Section 2.04, and specifically, whether, in the case of Inventory, the Accounting Policies were used, and (iii) whether there were mathematical errors in the relevant Price Adjustment Statement, and the Accounting Firm is not authorized or permitted to make any other determination. The parties shall jointly request that the Accounting Firm render a written decision resolving the matters set forth in this Section 2.04(e) within 30 days after such submission. Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to the accuracy of Section 3.06 or any other representation or warranty in this Agreement or as to compliance by Seller or any of its Affiliates with any of the covenants in this Agreement (other than this Section 2.04). The relevant Price Adjustment Statement shall become final and binding on Buyer and Seller on the date the Accounting Firm delivers in writing the relevant final Price Adjustment Statement to the parties. The fees and expenses of the Accounting Firm pursuant to this Section 2.04 shall be borne one-half each by Buyer and Seller.

(f) If the Price Adjustment Statement discloses that the book value of the applicable Closing Inventory exceeds the applicable Inventory Target, then the amount of such excess shall be added on a dollar-for-dollar basis to the Purchase Price. If the Price Adjustment Statement discloses that the book value of the applicable Closing Inventory is less than the applicable Inventory Target, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such deficit. If the Price Adjustment Statement discloses that the book value of the applicable Closing Inventory is equal to the applicable Inventory Target, then there shall be no adjustment to the Purchase Price in respect of the Applicable Closing.

(g) If the Price Adjustment Statement discloses that the Final Prepaid Tax Amount exceeds the Estimated Prepaid Tax Amount, then the amount of such excess shall be added on a dollar-for-dollar basis to the Purchase Price. If the Price Adjustment Statement discloses that the Final Prepaid Tax Amount is less than the Estimated Prepaid Tax Amount, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such deficit. If the Price Adjustment Statement discloses that the Final Prepaid Tax Amount is equal to the Estimated Prepaid Tax Amount, then there shall be no Prepaid Tax Amount adjustment to the Purchase Price in respect of the Principal Closing.

(h) No payment pursuant to this Section 2.04 need be made by either party until the date that is 15 business days after the determination of each final Price Adjustment Statement (each, a “Purchase Price Adjustment Due Date”); provided that, on or before each Purchase Price Adjustment Due Date, (i) Buyer (or one or more of its Affiliates as may be designated by Buyer) shall pay or cause to be paid to Seller (or one or more of its Affiliates as may be designated by Seller), in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller at least two business days prior to such Purchase Price Adjustment Due Date, cash in U.S. dollars (or, with respect to any Purchase Price adjustment for any Country Unit for which the portion of the Purchase Price allocated thereto pursuant to the Allocation was paid in a Foreign Currency pursuant to Section 2.03(b), and to the extent payment in a Foreign Currency is required by applicable Law, in such Foreign Currency at the Exchange Rate as determined pursuant to Section 1.02(c)) in an amount equal to the positive Purchase Price adjustment under Section 2.04(f) or Section 2.04(g), if any, or (ii) Seller (or one or more of its Affiliates as may be designated by Seller) shall pay or cause to be paid to Buyer (or one or more of its Affiliates as may be designated by Buyer), in immediately available funds by wire transfer to one or more bank accounts designated in writing by Buyer at least two business days prior to such Purchase Price Adjustment Due Date, cash in U.S. dollars (or, with respect to any Purchase Price adjustment for any Country Unit for which the portion of the Purchase Price allocated thereto pursuant to the Allocation was paid in a Foreign Currency pursuant to Section 2.03(b), and to the extent payment in a Foreign Currency is required by applicable Law, in such Foreign Currency at the Exchange Rate as determined pursuant to Section 1.02(c)) in an amount equal to the negative Purchase Price adjustment under Section 2.04(f) or Section 2.04(g).

SECTION 2.05. Allocation of Purchase Price. (a) Buyer and Seller shall agree on an allocation of the Purchase Price and Assumed Liabilities (and any other amounts treated as paid in consideration for the Transferred Assets and the Transferred Company for applicable Tax purposes) among Seller, the Transferred Company and the Asset Selling Affiliates (the “Allocation”). The Allocation shall be consistent with this Section 2.05, applicable Tax Law, including Sections 1060 and 338 of the Code and any Laws relating to Transfer Taxes, and Schedule 2.05(a).

(b) Within 15 business days after the date of this Agreement, Seller shall deliver to Buyer a schedule containing an estimate of the percentage of the Purchase Price allocable to each of the ten countries that Seller estimates to have the ten highest such percentages. Such schedule will be for informational purposes only and will not be binding on either Buyer or Seller for any purpose, including with respect to the Proposed Allocation described in the immediately following sentence. Within 60 days after the date of this Agreement, Seller shall deliver a draft of the Allocation (the “Proposed Allocation”) to Buyer. Except as provided in Section 2.05(c) and Section 2.05(d), at the close of business on the 45th day after delivery of the Proposed Allocation, the Proposed Allocation shall become binding upon Buyer and Seller as the Allocation, including for purposes of determining the “Purchase Price” with respect to each Country Transfer Agreement.

(c) Buyer shall raise any objection (so long as such objection is reasonable) to the Proposed Allocation in writing within 45 days of the delivery of the Proposed Allocation. Buyer and Seller shall negotiate in good faith to resolve any dispute within 45 days after delivery of any objection to the Proposed Allocation. If Buyer and Seller resolve in writing all such disputes concerning the Proposed Allocation within 45 days after delivery of such objection, the Proposed Allocation, as amended to reflect such resolution, shall become binding upon Buyer and Seller as the Allocation, including for purposes of determining the “Purchase Price” with respect to each Country Transfer Agreement.

(d) If Buyer and Seller cannot agree on the Allocation within 45 days after delivery of any objection to the Proposed Allocation, then all remaining disputed items shall be submitted for resolution by an independent appraisal firm mutually selected by Buyer and Seller or, if the parties are unable to agree, an independent appraisal firm selected by Seller’s and Buyer’s independent accounting firms (such firm, the “Appraisal Firm”). Buyer and Seller shall each request that the Appraisal Firm make a final determination in writing as to the disputed items within 30 days after such submission. The Proposed Allocation shall be amended in accordance with the written findings of the Appraisal Firm, and the Proposed Allocation, as so amended, shall become binding upon Buyer and Seller as the Allocation, including for purposes of determining the “Purchase Price” with respect to each Country Transfer Agreement. The fees, costs and expenses of the Appraisal Firm pursuant to this Section 2.05 shall be borne one-half each by Buyer and Seller.

(e) The Allocation shall be amended to reflect any adjustments (including those described in Section 2.04) to the Purchase Price under this Agreement, and any other adjustments mutually agreed to between the parties. If, after all adjustments to the Allocation are made, the Allocation with respect to the Closing Inventory or the property, plants and equipment of Seller, the Transferred Company or any Asset Selling Affiliate, when expressed in the relevant local currency at the Exchange Rate used to determine the Closing Inventory and the property, plants and equipment, is different from the local currency net book value recorded on the statutory books for the Transferred Assets of Seller or such Asset Selling Affiliate as of the Applicable Closing Date, then the Allocation with respect to the Closing Inventory or the property, plants and equipment (as applicable) of Seller or such Asset Selling Affiliate shall be adjusted so that it is equal to such local currency net book value, and the parties will mutually agree to a corresponding upward or downward adjustment (as appropriate) elsewhere in the Allocation.

(f) Each of Seller, Buyer and their respective Affiliates shall prepare and timely file its Tax Returns (including Internal Revenue Service Form 8594) on a basis consistent with the Allocation and shall take no position inconsistent with the Allocation on any Tax Return or in any proceeding before any Taxing Authority or otherwise, except as required by applicable Law. In the event that the Allocation is disputed by any Taxing Authority, the party receiving notice of the dispute shall promptly notify the other party hereto, and both Seller and Buyer agree to use their commercially reasonable efforts to defend such Allocation in any audit or similar proceeding, and the dispute shall be governed by the procedures for Claims in Section 10.05.

(g) To the extent that the amounts paid to Seller or any Asset Selling Affiliate on the Principal Closing Date are not equal to the portion of the Purchase Price allocated to Seller or such Asset Selling Affiliate in the Allocation, as adjusted pursuant to Section 2.05(e) (with respect to Seller or any Asset Selling Affiliate, the “Allocated Purchase Price”), the parties shall, and shall cause their respective Affiliates to, take all necessary actions to refund, repay and redistribute as promptly as reasonably practicable any amounts paid to Seller or any Asset Selling Affiliate in excess of Seller’s or such Asset Selling Affiliate’s Allocated Purchase Price, such that, after giving effect to any such refunds, repayments and redistributions, the amounts received by Seller and each Asset Selling Affiliate shall be equal to Seller’s or such Asset Selling Affiliate’s Allocated Purchase Price, as adjusted pursuant to Section 2.05(b).

SECTION 2.06. Transfer Taxes and Other Costs. (a) All Transfer Taxes payable in connection with the transfer of the Transferred Assets and Transferred Equity Interests to Buyer or its Affiliates and the Transactions shall be borne and paid solely by Buyer when due in compliance with applicable Transfer Tax laws; provided, however, that if Seller determines (in its sole reasonable discretion) that it is required by applicable Law to pay any Transfer Taxes, then Seller shall pay such Transfer Taxes, and Buyer shall, subject to receipt of reasonably satisfactory evidence of Seller’s payment thereof, promptly reimburse Seller in U.S. dollars (or, at Seller’s request, reimburse an Asset Selling Affiliate in local currency), whether or not such Transfer Taxes were correctly or legally imposed by the applicable Governmental Entity.

(b) Each of Seller and Buyer shall timely file all necessary Tax Returns and other documentation required to be filed by it with respect to all Transfer Taxes that such party is responsible to file under applicable Laws, and, if required by applicable Law, the parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation. Furthermore, each party shall, to the extent permitted by applicable Law, reasonably cooperate to reduce or eliminate the amount of any Transfer Tax with respect to the transactions contemplated by the Agreement, including by executing and filing any forms or certificates reasonably required to claim an available reduced rate of, or exemption from, Transfer Taxes.

(c) Buyer shall provide Seller with a preliminary list of Buyer’s Affiliates that Buyer expects will be designated pursuant to Section 2.02(f) to purchase the Transferred Assets and Transferred Equity Interests. By the later of (w) 30 days after Seller receives such list and (x) 45 days after the date of this Agreement, Seller will provide to Buyer a memorandum describing the estimated expected Transfer Taxes with respect to the Principal Closing in sufficient detail so as to reasonably inform Buyer of the basis on which such expected Transfer Taxes were computed and whether any exemptions or reductions in such Transfer Taxes were taken into account. By the earlier of (y) 180 days after the Principal Closing Date or (z) 90 days prior to each Non-Principal Country Unit Closing Date, Seller shall provide to Buyer a memorandum describing the estimated expected Transfer Taxes with respect to each Non-Principal Closing in sufficient detail so as to reasonably inform Buyer of the basis on which such expected Transfer Taxes were computed and whether any exemptions or reductions in such Transfer Taxes were taken into account. Subject to Buyer providing Seller, at Seller’s request, with a list of Buyer’s Affiliates that Buyer has designated pursuant to Section 2.02(f) to purchase the Transferred Assets and Transferred Equity Interests at least 30 days prior to the Applicable Closing Date, Seller shall deliver to Buyer at least 20 days before the Applicable Closing Date an updated memorandum describing in the aforementioned detail the expected Transfer Taxes with respect to the Applicable Closing by Seller or any Asset Selling Affiliate as reasonably determined by Seller. The determination of whether any exemption from (or reduction in) Transfer Taxes is available with respect to the consummation of the Transactions shall be made by Seller in its reasonable discretion after having reasonably consulted with Buyer during the time periods provided above in this Section 2.06(c) and taking into account any reasonable comments made by Buyer as part of such consultation. In making such determination, Seller shall take into account any duly completed exemption certificates delivered to it from Buyer no later than 10 days prior to the Applicable Closing Date to which the certificate relates.

(d) All costs and fees associated with transferring to Buyer or one of its Affiliates the Transferred IP, the Transferred IT and marketing authorizations for the Products conveyed to Buyer or its Affiliates at the Applicable Closing shall be borne and paid solely by Buyer when due; provided, however, that if any such amount shall be incurred by Seller or any of its Affiliates, Buyer shall, subject to receipt of satisfactory evidence of the payment thereof by Seller or any of its Affiliates, as applicable, promptly reimburse Seller or such Affiliate.

(e) All costs and expenses associated with removing and moving any Transferred Asset to a location designated by Buyer shall be borne and paid solely by Buyer when due; provided, however, that if any such amount shall be incurred by Seller or any of its Affiliates, Buyer shall, subject to receipt of satisfactory evidence of the payment thereof by Seller or any of its Affiliates, as applicable, promptly reimburse Seller or such Affiliate.

SECTION 2.07. Withholding Taxes. Each party is permitted to deduct or withhold amounts from all amounts payable hereunder as required under applicable Law. However, within 20 days of the expected Principal Closing Date, Buyer shall deliver to Seller a schedule of expected withholding amounts with written explanations for each. Furthermore, each party shall reasonably cooperate to reduce the amount of withholding Taxes imposed on amounts payable hereunder, including by executing and filing any forms or certificates reasonably required to claim an available reduced rate of, or exemption from, withholding Taxes. To the extent that amounts are so deducted or withheld pursuant to this Section 2.07 and paid over to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

SECTION 2.08. Delivery by Seller. (a) At, or prior to, the Principal Closing, Seller will deliver or cause to be delivered to Buyer (unless delivered previously), the following:

(i) the officer’s certificate referred to in Section 5.01(c) hereof;

(ii) duly executed counterparts of the Ancillary Agreements as contemplated by Section 7.09;

(iii) stock certificates representing the Transferred Equity Interests (if such Transferred Equity Interests are certificated), together with a stock power endorsed in blank or other appropriate instrument of assignment in respect of the Transferred Equity Interests;

(iv) unless otherwise requested by Buyer, resignation letters from the directors and officers of the Transferred Company;

(v) duly executed counterparts of any Country Transfer Agreement related to the Principal Country Units;

(vi) a duly executed counterpart of the Assumption Agreement as contemplated by Section 2.02(c);

(vii) duly executed counterparts of the General Assignment, Patent Assignment and Trademark Assignment as contemplated by Section 2.02(a);

(viii) with respect to Seller and any non-foreign Asset Selling Affiliate that transfers a “United States real property interest” within the meaning of Section 897(c) of the Code, a duly executed certificate of non-foreign status in accordance with Treasury Regulations Section l.1445-2(b)(2), in form reasonably agreed upon by the parties;

(ix) with respect to any foreign Asset Selling Affiliate that transfers any Transferred Assets, an affidavit, dated within seven days of the Principal Closing Date, certifying that such Transferred Assets are not “United States real property interests” within the meaning of Section 897(c) of the Code, in form reasonably agreed upon by the parties;

(x) a certificate of the secretary or assistant secretary of Seller, dated as of the Principal Closing Date, in form and substance reasonably satisfactory to Buyer, as to no amendments to the certificate of incorporation and by-laws of the Transferred Company since the date of this Agreement, except as permitted by this Agreement;

(xi) the Estimated Statement; and

(xii) such other instruments of transfer or conveyance as may be necessary to effect the transfer of the Transferred Assets to Buyer.

(b) At each Non-Principal Country Unit Closing, Seller shall deliver or cause to be delivered any applicable Country Transfer Agreement (including any other documents specified therein), and any applicable Additional Assignments and Additional Assumptions, in each case required by Sections 2.02(a) and 2.02(c) with respect to each Country Unit to be transferred at such Non-Principal Country Unit Closing.

SECTION 2.09. Delivery by Buyer. (a) At, or prior to, the Principal Closing, Buyer will deliver or cause to be delivered to Seller or, as designated by Seller, one or more of Seller’s Affiliates (unless previously delivered), the following:

(i) the Purchase Price;

(ii) the officer’s certificate referred to in Section 5.02(c) hereof;

(iii) duly executed counterparts of the Ancillary Agreements as contemplated by Section 7.09;

(iv) duly executed counterparts of any Country Transfer Agreement related to the Principal Country Units;

(v) a duly executed counterpart of the Assumption Agreement as contemplated by Section 2.02(c); and

(vi) duly executed counterparts of the General Assignment, Patent Assignment and Trademark Assignment as contemplated by Section 2.02(a).

(b) At each Non-Principal Country Unit Closing, Buyer shall deliver or cause to be delivered any applicable Country Transfer Agreement (including any other documents specified therein), and any applicable Additional Assignments and Additional Assumptions, in each case required by Sections 2.02(a) and 2.02(c) with respect to each Country Unit to be transferred at such Non-Principal Country Unit Closing.

ARTICLE III

Representations and Warranties of Seller

Except as otherwise expressly set forth in this Agreement or the other Transaction Documents, Buyer acknowledges and agrees that the Transferred Assets are sold “as is, where is” and Buyer agrees to accept the Transferred Assets on the Applicable Closing Date in the condition they are in at the place they are located on the Applicable Closing Date based on its own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by, on behalf of or imputed to Seller other than the representations and warranties expressly set forth in this Agreement and the other Transaction Documents. Without limiting the generality of the foregoing, Buyer acknowledges that Seller makes no representation or warranty, express or implied, with respect to (i) any forecasts, projections, estimates or budgets provided or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or (ii) any other information or documents provided or made available to Buyer or its counsel, accountants or advisors with respect to the Business, except as expressly set forth in this Agreement or Schedules or the Annexes or Exhibits hereto. BUYER AGREES THAT THE REPRESENTATIONS AND WARRANTIES GIVEN HEREIN BY SELLER ARE IN LIEU OF, AND BUYER HEREBY EXPRESSLY WAIVES ALL RIGHTS TO, ANY IMPLIED

WARRANTIES THAT MAY OTHERWISE BE APPLICABLE BECAUSE OF THE PROVISIONS OF THE UNIFORM COMMERCIAL CODE OR ANY OTHER STATUTE, INCLUDING THE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

Subject to the foregoing and except as set forth in the Schedules to the Disclosure Letter (each of which relates to the corresponding Section or sub-Section of this Agreement and to each other Section or sub-Section of this Agreement to which its relation is reasonably apparent based on the content and context of such disclosure), Seller represents and warrants to Buyer as follows:

SECTION 3.01. Organization and Good Standing. (a) Each of Seller, the Asset Selling Affiliates and the Transferred Company is a legal entity duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of its jurisdiction of incorporation or formation, and has all requisite corporate or other organizational power and authority to own or lease and operate its respective properties relating to the Business and to carry on the Business as now being operated and conducted. True and complete copies of the certificate of incorporation and by-laws (or other applicable organizational documents) of the Transferred Company have been made available in the Data Room.

(b) Schedule 3.01(b) sets forth the authorized capitalization of the Transferred Company, the number of shares of each class of capital stock or other equity interests in the Transferred Company and each holder of record of such shares. There are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other Contracts pursuant to which the Transferred Company is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities or other equity interests of the Transferred Company, and no equity securities or other equity interests of the Transferred Company are reserved for issuance for any purpose. The Transferred Company does not have any Subsidiaries and does not own any capital stock or other equity interests in any Person.

SECTION 3.02. Authority. Seller has full power and authority to execute and deliver this Agreement and the Final Binding Offer Letter and to carry out, or cause to be carried out, the transactions contemplated hereby and thereby. Seller and each of its Affiliates has, or will have at the Applicable Closing, full power and authority to execute and deliver each Transaction Document (other than this Agreement and the Final Binding Offer Letter) to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Transaction Documents (other than this Agreement and the Final Binding Offer Letter) to which it is or will be a party. This Agreement and the Final Binding Offer Letter have been duly authorized by all necessary action on the part of Seller and have been duly executed and delivered by Seller and constitute valid and legally binding obligations of Seller in accordance with their terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies (the “Enforceability Exceptions”). Each of the Transaction Documents to which Seller or any of its Affiliates is or will be a party (other than this Agreement and the Final Binding Offer Letter) has been duly authorized by all necessary action on the part of Seller and each such Affiliate, as applicable, and has been, or will be at the Applicable Closing, duly executed and delivered by Seller and each such Affiliate, as applicable, and constitutes or will constitute a valid and legally binding obligation of Seller and each such Affiliate, as applicable, in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

SECTION 3.03. Title to Tangible Property and Transferred Equity Interests. (a) Except as otherwise set forth on Schedule 3.03(a), or as otherwise disclosed in this Agreement, Seller, the Transferred Company or an Asset Selling Affiliate has good and valid title to (or in the case of leased properties and assets, valid leasehold interests in), and the right to transfer (or cause to be transferred) in accordance with the terms of this Agreement, all the material tangible Transferred Assets free and clear of any Liens other than Permitted Liens.

(b) Seller has good and valid title to the Transferred Equity Interests and the certificates (if any) representing the Transferred Equity Interests, free and clear of any Liens other than transfer restrictions under applicable securities Laws, and is the record and the beneficial owner of all Transferred Equity Interests. The Transferred Equity Interests are (to the extent applicable) duly authorized, validly issued, fully paid and nonassessable.

SECTION 3.04. Assets of the Business. The Transferred Assets, together with (a) the Shared Services, (b) the services and licenses to be provided to Buyer and its Affiliates pursuant to the Ancillary Agreements and (c) the Excluded Assets set forth or described in clauses (i) through (xix) of Annex 2.02(b), constitute all of the assets used in the Business as it is conducted as of the date of this Agreement. Except as set forth on Schedule 3.04, the Transferred Assets, together with (i) the Shared Services, (ii) the services to be provided to Buyer and its Affiliates pursuant to the Ancillary Agreements and (iii) the Excluded Assets set forth or described in clauses (i) through (xix) of Annex 2.02(b), are sufficient in all material respects for the conduct of the Business as it is conducted as of the date of this Agreement.

SECTION 3.05. Real Property. (a) Schedule 3.05(a) sets forth all leases, subleases, licenses, concessions or other agreements granting to any party or parties the right of use or occupancy of any portion of the Transferred Leased Real Property. Neither Seller nor any of its Affiliates holds any right of first refusal, purchase option, right to purchase or other similar right to acquire fee simple title (or its foreign jurisdiction equivalent) to the Transferred Leased Real Property.

(b) Except as set forth on Schedule 3.05(b), (i) subject to the Enforceability Exceptions, each Transferred Real Property Lease is valid, binding and in full force and effect with respect to Seller, the Transferred Company or the relevant Asset Selling Affiliate, as applicable, and, to the knowledge of Seller, the other party thereto and (ii) none of Seller, the Transferred Company or the relevant Asset Selling Affiliate is in default under any Transferred Real Property Lease. To the knowledge of Seller, as of the date of this Agreement, none of the other parties to any Transferred Real Property Lease is in default thereunder.

(c) Except as set forth on Schedule 3.05(c), Seller does not own any real property that is material to the operation of, and is primarily used in, the Business.

(d) This Section 3.05 does not relate to any environmental matters, such items being the subject of Section 3.14.

SECTION 3.06. Financial Information; No Undisclosed Liabilities.

(a) Schedule 3.06(a) contains a copy of the 2015/2016/2017 Draft Financial Statements. The 2015/2016/2017 Draft Financial Statements have been derived from and are consistent with the books and records of Seller and its Affiliates (with such adjustments as may be necessary to conform with GAAP) and have been prepared in accordance with GAAP and fairly present in all material respects the combined financial position, assets and liabilities and results of operations and cash flows of the Business, as of the respective dates and for the respective fiscal years indicated therein.

(b) The 2015/2016/2017 Audited Financial Statements and the other financial statements required to be delivered under Section 6.08(a), when so delivered in accordance with Section 6.08(a), will each have been derived from and consistent with the books and records of Seller and its Affiliates (with such adjustments as may be necessary to conform with GAAP) and will have been prepared in accordance with GAAP and will fairly present in all material respects the combined financial position, assets and liabilities and results of operations and cash flows of the Business, as of the respective dates and for the respective periods indicated therein (subject, in the case of the Comparative Financial Statements, to customary audit adjustments and to the absence of certain footnotes).

(c) There are no material liabilities included in the Assumed Liabilities, except (i) as included, reserved against or reflected in the balance sheet dated as of December 31, 2017 included in the 2015/2016/2017 Draft Financial Statements, (ii) as covered by the subject matter of the representations and warranties set forth in this Article III (other than this Section 3.06), (iii) as set forth on Schedule 3.06(c) or (iv) for those arising in the ordinary course of business consistent with past practice since December 31, 2017.

(d) To the extent primarily related to the Business, neither Seller nor any of its Affiliates have any material prepaid expenses, other than any such amounts that (i) are included in the Transferred Assets, (ii) constitute an Excluded Asset or (ii) are in respect of an Excluded Liability.

SECTION 3.07. Consents and Approvals; Absence of Violation or Conflicts. Except as otherwise set forth on Schedule 3.07, neither the execution and delivery of this Agreement or any of the other Transaction Documents by Seller and the Asset Selling Affiliates, nor the consummation by Seller and the Asset Selling Affiliates of the Transactions nor compliance by Seller and the Asset Selling Affiliates with any of the provisions hereof or thereof shall: (a) conflict with or result in any breach of any provisions of the respective certificate of incorporation, by-laws or similar organizational documents of Seller, the Transferred Company or any of the Asset Selling Affiliates; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) in connection with the Anti-Trust Filings, (ii) any consent, approval, authorization or permit required to be obtained by Buyer or filing or notification required to be made by Buyer in order to take title to the Transferred Assets or otherwise operate the Business, which consent, approval, authorization or permit is standard in transactions of the type contemplated hereby, (iii) any consent, approval, authorization or permit required to be obtained solely by reason of Buyer’s (as opposed to any third party’s) participation in the Transactions and (iv) where the failure to obtain any such consent, approval, authorization or permit, or to make such filing or notification, would not reasonably be expected, individually or in the aggregate, to adversely affect, in any material respect, the ability of Seller or any of the Asset Selling Affiliates to consummate the Transactions; (c) violate any Law applicable to Seller, any of the Asset Selling Affiliates, the Transferred Company or any of the Transferred Assets, except such violations that would not have a Material Adverse Effect or would not adversely affect, in any material respect, the ability of Seller and the Asset Selling Affiliates to consummate the Transactions; (d) result in a default (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, material modification or acceleration of any material obligation under any of the terms, conditions or provisions of any Material Transferred Contract or Material Commingled Contract; or (e) result in the creation of any Lien (other than Permitted Liens) upon any of the Transferred Assets.

SECTION 3.08. Compliance with Laws; Licenses and Permits. Seller’s conduct of the Business and ownership and use of the Transferred Assets are, and since January 1, 2016 have been, in compliance with all applicable Laws, except for such instances of non-compliance that would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business. Since January 1, 2016, neither Seller nor any Asset Selling Affiliate has (i) received any written notification from any Governmental Entity asserting that Seller or any of its Affiliates is not in compliance with any Law with respect to the Business or the Transferred Assets or (ii) to the knowledge of Seller, been subject of an investigation, audit or review by a Governmental Entity with respect to the Business, except, in the case of each of clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business. Seller (or one of its Affiliates) (A) has all material permits, approvals, certificates, qualifications, clearances, registrations, licenses, grants, authorizations, exemptions, orders and consents with respect to the Business as it is now being conducted (collectively, the “Permits”), each of which is valid and in full force and effect and (B) is, and since January 1, 2016, has been in compliance with the terms of each Permit, except for such failures to have any such Permit or instances of non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business. This Section 3.08 does not relate to intellectual property matters, labor and employee matters, employee benefit matters or environmental matters, such items being the subject of Sections 3.10, 3.12, 3.13 and 3.14, respectively. This Section 3.08 also does not relate to product registration, product recall or product defect matters, or Taxes, such items being the subject of Sections 3.17 and 3.18, respectively.

SECTION 3.09. Transferred Contracts and Material Contracts. (a) Except for the Excluded Contracts, Schedule 3.09(a) sets forth all of the Material Transferred Contracts and Material Commingled Contracts as of the date of this Agreement.

(b) “Material Transferred Contracts” means (other than the Transferred IP Licenses, the Transferred Real Property Leases and Collective Bargaining Agreements) each

Contract of Seller or any of its Affiliates in effect as of the date of this Agreement which is exclusively related to the operation of the Business, (i) the performance of which is reasonably expected to involve annual payments or other consideration to or by Seller, the Transferred Company or an Asset Selling Affiliate in excess of $1,000,000 (excluding sales orders and purchase orders issued in the ordinary course of business); (ii) with respect to a joint venture, partnership or other similar agreement; (iii) which (A) limits or purports to limit the ability of Seller, the Transferred Company or any Asset Selling Affiliate to compete in any line of business or with any Person or in any geographic area or during any period of time or (B) contains exclusivity obligations or restrictions binding on Seller, any Asset Selling Affiliate or the Transferred Company or that would be binding on Buyer or any of its Affiliates (including the Transferred Company) after the Principal Closing, other than, in the case of each of clauses (A) and (B), customary exclusive distribution agreements for the Products entered into in the ordinary course of business; (iv) that grants a Lien (other than a Permitted Lien) on any material Transferred Asset (other than a Lien that will be released as of the Applicable Closing Date); (v) that provides for the sale of any material Transferred Asset or the grant of any preferential rights to purchase any material Transferred Asset, in each case outside the ordinary course of business; (vi) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of Seller, the Transferred Company or any Asset Selling Affiliate or (B) Seller, the Transferred Company or any Asset Selling Affiliate has guaranteed any liabilities or obligations of any other Person; (vii) that contains any material indemnification rights or obligations, or credit support relating to such indemnification rights or obligations, other than any of such indemnification rights or obligations incurred in the ordinary course of business, (viii) that is (A) a settlement or similar Contract with any Governmental Entity or (B) an order or consent of any Governmental Entity, in the case of each of clauses (A) and (B), to which Seller, an Asset Selling Affiliate or the Transferred Company is subject and involving material performance by Seller, such Asset Selling Affiliate or the Transferred Company after the date of this Agreement; (ix) providing for capital expenditures with an outstanding amount in excess of (x) for capital expenditures in respect of Transferred Leased Real Property, $250,000, and (y) for any other capital expenditures, $1,000,000; (x) which is reasonably expected to involve annual payments or other consideration by a customer of the Business in excess of $1,000,000 and contains any so-called “most favored nation” provisions or similar arrangements for pricing, discounts or benefits that change based on the pricing, discounts or benefits offered by Seller or its Affiliates to other Persons; or (xi) that provides for the manufacture of Products (or any part thereof) or the supply of raw materials or other components used in the manufacture of Products (or any part thereof), in each case (excluding any sales orders and purchase orders in the ordinary course of business) for Seller, the Transferred Company or any Asset Selling Affiliate and which is reasonably expected to involve annual payments or other consideration by any such party in excess of $1,000,000.

(c) “Material Commingled Contracts” means (other than the Transferred IP Licenses, the Transferred Real Property Leases and Collective Bargaining Agreements) each Commingled Contract of Seller or any of its Affiliates in effect as of the date of this Agreement, the portions of which exclusively relate to the Business Interests, (i) the performance of which is reasonably expected to involve annual payments or other consideration to or by Seller, the Transferred Company or an Asset Selling Affiliate in excess of $1,000,000 (excluding sales orders and purchase orders issued in the ordinary course of business); (ii) with respect to a joint venture, partnership or other similar agreement; (iii) which (A) limits or purports to limit the ability of Seller, the Transferred Company or any Asset Selling Affiliate to compete in any line of business or with any Person or in any geographic area or during any period of time or (B) contains exclusivity obligations or restrictions binding on Seller, any Asset Selling Affiliate or the Transferred Company or that would be binding on Buyer or any of its Affiliates (including the Transferred Company) after the Principal Closing, other than, in the case of each of clauses (A) and (B), customary exclusive distribution agreements for the Products entered into in the ordinary course of business; (iv) that grants a Lien (other than a Permitted Lien) on any material Transferred Asset (other than a Lien that will be released as of the Applicable Closing Date); (v) that provides for the sale of any material Transferred Asset or the grant of any preferential rights to purchase any material Transferred Asset, in each case outside the ordinary course of business; (vi) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of Seller, the Transferred Company or any Asset Selling Affiliate or (B) Seller, the Transferred Company or any Asset Selling Affiliate has guaranteed any liabilities or obligations of any other Person; (vii) that contains any material indemnification rights or obligations, or credit support relating to such indemnification rights or obligations, other than any of such indemnification rights or obligations incurred in the ordinary course of business; (viii) that is (A) a settlement or similar Contract with any Governmental Entity or (B) an order or consent of any Governmental Entity, in the case of each of clauses (A) and (B), to which Seller, an Asset Selling Affiliate or the Transferred Company is subject and involving material performance by Seller, such Asset Selling Affiliate or the Transferred Company after the date of this Agreement; (ix) providing for capital expenditures with an outstanding amount in excess of (x) for capital expenditures in respect of Transferred Leased Real Property, $250,000, and (y) for any other capital expenditures, $1,000,000; (x) which is reasonably expected to involve annual payments or other consideration by a customer of the Business in excess of $1,000,000 and contains any so-called “most favored nation” provisions or similar arrangements for pricing, discounts or benefits that change based on the pricing, discounts or benefits offered by Seller or its Affiliates to other Persons; or (xi) that provides for the manufacture of Products (or any part thereof) or the supply of raw materials or other components used in the manufacture of Products (or any part thereof) (excluding any sales orders and purchase orders in the ordinary course of business) for Seller, the Transferred Company or any Asset Selling Affiliate and which is reasonably expected to involve annual payments or other consideration by any such party in excess of $1,000,000.

(d) Except as set forth on Schedule 3.09(d), (i) subject to the Enforceability Exceptions, each Material Transferred Contract and Material Commingled Contract is valid, binding and in full force and effect with respect to Seller, the Transferred Company or the relevant Asset Selling Affiliate, as applicable, and, to the knowledge of Seller, the other party thereto and (ii) none of Seller, the Transferred Company or the relevant Asset Selling Affiliate is in default under any Material Transferred Contract or Material Commingled Contract. To the knowledge of Seller, as of the date of this Agreement, none of the other parties to any Material Transferred Contract or Material Commingled Contract is in default thereunder.

(e) Seller has made available to Buyer in the Data Room true and complete copies of all Material Transferred Contracts and all Material Commingled Contracts subject to redactions of pricing terms, personal data pursuant to applicable Law or terms not related to the Business; provided, that, to the extent permitted by applicable Law, as soon as reasonably practicable after the date hereof, Seller shall use commercially reasonable efforts to provide Buyer with access to unredacted copies of each Material Transferred Contract (but Seller shall not unredact any terms not related to the Business).

SECTION 3.10. Intellectual Property Rights.

(a) Except as set forth on Schedule 3.10(a)(i) and for Transferred IP licensed to Seller or any of its Affiliates, Seller, the Transferred Company or an Asset Selling Affiliate is the sole and exclusive owner of the registered Trademarks and Patents included in the Transferred IP and the Owned Software free and clear of any Liens (other than Permitted Liens and non-exclusive licenses granted to third parties in the ordinary course of business). Schedule 3.10(a)(ii) lists all material Software incorporated into or distributed with any Product. Except as set forth on Schedule 3.10(a)(iii), the Transferred IP and the IP Rights licensed by Seller, the Transferred Company, and Seller’s Affiliates pursuant the Transferred IP Licenses include all of the material IP Rights used primarily in the Business as conducted by Seller, the Transferred Company and Seller’s Affiliates immediately prior to the date of this Agreement. Except as set forth on Schedule 3.10(a)(iv), the Transferred Software includes all of the material Software incorporated into or distributed with any Product that is exclusively related to or exclusively used in the Business as conducted by Seller, the Transferred Company and Seller’s Affiliates immediately prior to the date of this Agreement.

(b) Except as set forth on Schedule 3.10(b), no material registered Trademark or Patent included in the Transferred IP has been abandoned or cancelled, except in the ordinary course of business, and, except as would not reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business, each such material registered Trademark and Patent has been maintained effective by all requisite filings, renewals and payments and remains in full force and effect.

(c) Except with respect to non-exclusive licenses granted to third parties in the ordinary course of business and agreements with distributors, suppliers or customers entered into in the ordinary course of business, and except for “shrink wrap”, “commercially available off the shelf software package” or “click through” licenses, Schedule 3.10(c) lists, as of the date of this Agreement, all of the written agreements, (i) pursuant to which Seller, the Transferred Company or any Affiliate of Seller obtained the right to use or practice rights under third-party IP Rights (excluding Copyright rights other than those with respect to Software that is not commercially available “off the shelf” Software) that are used primarily in, and are material to, the conduct of the Business or (ii) by which Seller, the Transferred Company or any Affiliate of Seller has licensed or otherwise authorized a third party to use any Patent or Trademark included in the Transferred IP or any Transferred Software, including license agreements, settlement agreements and covenants not to sue (collectively, the “Licensed IP Contracts”). Subject to the Enforceability Exceptions, each Licensed IP Contract is valid, binding and in full force and effect with respect to Seller, the Transferred Company or the relevant Affiliate of Seller and, to the knowledge of Seller, the other party thereto. Except as would not reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business (A) none of Seller, the

Transferred Company or any Affiliate of Seller, as applicable, is in default under any Licensed IP Contract and (B) to the knowledge of Seller, as of the date of this Agreement, none of the other parties to any Licensed IP Contract is in default thereunder. Seller has made available to Buyer in the Data Room true and complete copies of all Licensed IP Contracts.

(d) Seller, the Transferred Company and the Affiliates of Seller have taken commercially reasonable measures (including commercially reasonable security measures) to protect the confidentiality of the trade secrets included in the Transferred IP.

(e) Except as set forth on Schedule 3.10(e) and except as would not reasonably be expected to have a Material Adverse Effect, (i) to the knowledge of Seller, Seller, the Transferred Company and Seller’s Affiliates are not infringing, misappropriating, diluting or otherwise violating the IP Rights of any Person in their conduct of the Business, and (ii) there are no adverse third-party actions, suits, proceedings or claims or, to the knowledge of Seller, governmental investigations, pending against (and served upon) Seller, the Transferred Company or any of Seller’s Affiliates by any Person in any court or arbitration or by or before any Governmental Entity or any written adverse third-party allegations made to the Transferred Company, Seller or any of its Affiliates, in any such case to the effect that the operation or conduct of the Business constitutes an infringement of the IP Rights of such Person. Buyer acknowledges and agrees that the representations and warranties set forth in this Section 3.10(e) are the only representations and warranties Seller makes in this Agreement with respect to any activity by Seller or any of its Affiliates that constitutes or may constitute infringement, misappropriation or other violation of any IP Rights.

(f) Except as set forth on Schedule 3.10(f)(i), as of the date of this Agreement, to the knowledge of Seller, there are no claims pending or threatened by Seller, the Transferred Company, or any of Seller’s Affiliates against any Person, nor has Seller, the Transferred Company, or any of Seller’s Affiliates sent any written notice to any Person regarding any actual or potential infringement, dilution, misappropriation or other unauthorized use of any Transferred IP other than as would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.10(f)(ii), to the knowledge of Seller as of the date of this Agreement, no Person is infringing on, misappropriating, or otherwise violating, in any material respect, any material Transferred IP.

(g) All material Transferred IP that is owned (or purported to be owned) by Seller, the Transferred Company or any Asset Selling Affiliate was (i) developed by current or former employees of Seller, the Transferred Company or an Asset Selling Affiliate within the scope of their employment or (ii) developed by independent contractors who have entered into valid and binding agreements with Seller, the Transferred Company or an Asset Selling Affiliate assigning the right, title and interest in and to such material Transferred IP to Seller, the Transferred Company or an Asset Selling Affiliate. To the knowledge of Seller, no such employee or contractor has asserted, and no such employee or contractor has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any material Transferred IP.

(h) All material Transferred Software owned (or purported to be owned) by Seller, the Transferred Company or any Affiliate of Seller (the “Owned Software”) was (i) developed by current or former employees of Seller, the Transferred Company or an Asset Selling Affiliate within the scope of their employment or (ii) developed by independent contractors who have entered into valid and binding agreements with Seller, the Transferred Company or an Asset Selling Affiliate assigning the right, title and interest in and to such material Owned Software to Seller, the Transferred Company or an Asset Selling Affiliate. To the knowledge of Seller, no such employee or contractor has asserted, and no such employee or contractor has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any material Owned Software.

(i) The Owned Software does not incorporate and, except as set forth on Schedule 3.10(i), has not been distributed with any Software in source code, object code, software library, or executable form that contains or is distributed under a distribution model that: (i) requires the licensing or distribution of source code to licensees; (ii) prohibits or limits the receipt of consideration in connection with sublicensing or distributing any software; (iii) allows any party to decompile, disassemble, or otherwise reverse-engineer any software; or (iv) requires the licensing of any software to any other party for the purpose of making derivative works (collectively, “Noncommercial Open Source Software”). “Noncommercial Open Source Software” includes software that is licensed under any version of the GNU Affero General Public License, the GNU General Public License, and the GNU Lesser General Public License. No material Owned Software has been donated to the public domain or made available as Noncommercial Open Source Software, “free software” or other “open source software”. No Transferred IP or Owned Software is subject to any compulsory license obligations (e.g., RAND or FRAND licenses).

(j) Except as would not reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business, since January 1, 2016, to the knowledge of Seller, Seller and its Asset Selling Affiliates have complied in all material respects with applicable privacy policies and with all applicable Laws pertaining to personal data, privacy, data protection and data security requirements related to the Business.

(k) Seller has established and is in compliance in all material respects with an information security program that is designed to safeguard the security, confidentiality, and integrity of personal data maintained by Seller related to the Business. Except as would not reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business, since January 1, 2016 to the date of this Agreement, to the knowledge of Seller, Seller has not suffered a data security breach with respect to any personal data related to the Business maintained by Seller.

SECTION 3.11. Legal Proceedings, etc. (a) Except as set forth on Schedule 3.11, (i) as of the date of this Agreement, there are no material legal, administrative, arbitration or other suits, litigations, proceedings or governmental investigations pending or, to the knowledge of Seller, threatened in writing against Seller or any of its Affiliates relating to the Business, the Transferred Assets, the Transferred Equity Interests or the Assumed Liabilities, in each case, with respect to which liability is reasonably anticipated to exceed $250,000 and (ii) as of the Principal Closing Date, there are no material legal, administrative, arbitration or other suits, litigations, proceedings or governmental investigations pending or, to the knowledge of Seller, threatened in writing against Seller or any of its Affiliates relating to the Business, the Transferred Assets, the Transferred Equity Interests or the Assumed Liabilities that would reasonably be expected to result in a material liability to the Business or would otherwise materially impair the operation of the Business.

(b) Except as set forth on Schedule 3.11(b) and except as would not reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business, there are no Judgments binding on Seller or any of its Affiliates relating to the Business, the Transferred Assets, the Transferred Equity Interests or the Assumed Liabilities. There are no Judgments binding on Seller or any of its Affiliates relating to the Business, the Transferred Assets, the Transferred Equity Interests or the Assumed Liabilities that involve any criminal action.

(c) This Section 3.11 does not relate to intellectual property matters, labor and employee matters, employee benefit matters or environmental matters, such items being the subject of Sections 3.10, 3.12, 3.13 and 3.14, respectively. This Section 3.11 also does not relate to product registrations, product recalls or product defect matters, or Taxes, such items being the subject of Sections 3.17 and 3.18, respectively.

SECTION 3.12. Labor and Employee Matters. (a) Schedule 3.12(a) contains a complete and accurate list, as of the date of this Agreement, of each collective bargaining, works council or other material labor union contract or labor arrangement covering any Employee of the Business located in the Principal Labor Countries, excluding any national, industry or similar generally applicable contract or arrangement (the “Principal Labor CBAs”). True and complete copies of all Principal Labor CBAs have been made available in the Data Room. As soon as practicable after the date of this Agreement and in no event later than 30 days after the date of this Agreement, Seller shall provide Buyer a revised Schedule 3.12(a), which shall list, as of the date of this Agreement, each collective bargaining, works council or other material labor union contract or labor arrangement covering any Employee of the Business (the “Collective Bargaining Agreements”), excluding any national, industry or similar generally applicable contract or arrangement, and true and complete copies of all such Collective Bargaining Agreements will be made available in the Data Room as soon as practicable, but in any event upon the earlier of (i) 30 days after the date of this Agreement and (ii) the date immediately prior to the Principal Closing Date. As of the date of this Agreement, no other union or labor organization is currently certified or recognized and, to the knowledge of Seller, there are no pending or threatened strikes, material work stoppages, material requests for representation, material pickets or material walkouts that involve the labor or employment relations of Seller and its Affiliates with any Employee of the Business. As of the date of this Agreement, to the knowledge of Seller, there is no material unfair labor practice, charge or complaint pending, unresolved or threatened before any court, arbitrator, the National Labor Relations Board or any other Governmental Entity relating to any Employee of the Business.

(b) With respect to the Employees of the Business, each of Seller and its Affiliates is in material compliance with the terms of the Collective Bargaining Agreements and all applicable Laws pertaining to employment, employment practices and the employment of labor, including all such Laws relating to labor relations, equal employment opportunities, fair employment practices, prohibited discrimination or distinction, consultation and/or information, wages, hours, plant closing, mass layoff, immigration and work authorization requirements, classification of individuals as contractors, classification of or approvals for employees as exempt from overtime requirements, employee leasing or dispatch, safety and health and workers’ compensation.

SECTION 3.13. Employee Plans. (a) Schedule 3.13(a) lists, as of the date of this Agreement, each material Business Employee Benefit Plan (excluding any equity-based compensation plan in the United States and any offer letter or employment agreement required by applicable Law or any Collective Bargaining Agreement) in which any Employee of the Business located in the Principal Labor Countries is entitled to participate or to which he or she is a party (the “Principal Labor Plans”). As soon as practicable after the date hereof and in no event later than 30 days after the date of this Agreement, Seller shall provide Buyer a revised Schedule 3.13(a), which shall list, as of the date of this Agreement, each material Business Employee Benefit Plan (excluding any equity-based compensation plan in the United States and any offer letter or employment agreement required by applicable Law or any Collective Bargaining Agreement) (the “Listed Plans”) in which any Employee of the Business is entitled to participate or to which he or she is a party, and such revised Schedule 3.13(a) shall indicate whether such Listed Plan is an Assumed Benefit Plan sponsored by the Transferred Company.

(b) With respect to each Business Employee Benefit Plan that is an equity-based compensation plan in the United States, true and complete copies have been filed with the SEC as of the date of this Agreement. With respect to (i) each Principal Labor Plan, true and complete copies of all plan documents (including all amendments and modifications thereof), or a summary of material terms thereof or a form or sample of each material employment agreement (including the actual copy of any such agreement that is different in any material respect, other than, for the avoidance of doubt, with respect to information covered by Section 8.01(b) or employee names or addresses), have been made available in the Data Room as of the date of this Agreement; and (ii) each Listed Plan, true and complete copies of all plan documents (including amendments and modifications thereof), or a summary of material terms thereof or a form or sample of each material employment agreement (including an actual copy of any such agreement that is different in any material respect, other than, for the avoidance of doubt, terms with respect to information covered by Section 8.01(b) or employee names or addresses), shall have been made available in the Data Room as soon as practicable, but in no event later than 30 days, after the date of this Agreement.

(c) There does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability that could be a liability of Buyer and its Affiliates following the Applicable Closing Date in respect of any employee benefit plan maintained or contributed to by Seller and its Affiliates and that is not an Assumed Benefit Plan. For purposes of this Agreement, (i) “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, (D) as a result of the failure to comply with the continuation of coverage requirements of ERISA Section 601 et seq., and Section 4980B of the Code, and (E) under corresponding or similar provisions of any foreign Law related to defined benefit pension plan funding requirements or post-termination medical insurance plan coverage.

(d) Each Assumed Benefit Plan (and each related trust, insurance contract or fund) (i) has been maintained, contributed to, funded, operated and administered in all material respects in accordance with the terms of such Assumed Benefit Plan and in accordance in all material respects with ERISA, the Code and any other applicable Law, (ii) if intended to qualify for special Tax treatment, meets in all material respects all requirements for such treatment and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and as required by applicable Law.

(e) There are no material pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted in respect of Assumed Benefit Plans that could reasonably be expected to result in any material liability to any Governmental Entity, any participant in any Assumed Benefit Plan or any other party.

(f) Neither the execution of this Agreement nor the consummation of the Transactions (whether alone or together with any other events) will result in or cause the accelerated vesting, funding or delivery of or increase the amount of any, payment or benefit to any Employee of the Business, in each case, except for arrangements relating to the exercise by an Employee of the Business of any rights under applicable Law (including any right to object to a mandatory transfer of employment to Buyer or any of its Affiliates and any right to reject an offer of employment from Buyer or any of its Affiliates). No amount paid or payable (whether in the form of cash, property or other benefits) by Seller in connection with the Transactions hereby (whether alone or together with any other events) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

SECTION 3.14. Environmental Matters. Except as set forth on Schedule 3.14 and as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business, Seller and its Affiliates, with respect to the Business, (a) are and since January 1, 2016 have been in compliance with Environmental Laws; (b) are not subject to any Judgment pursuant to any Environmental Law, except to the extent the substance of any such Judgment has been fully resolved; (c) have obtained all material approvals and permits required under Environmental Laws to conduct the Business as conducted since January 1, 2016 (“Environmental Permits”); (d) are and since January 1, 2016 have been in compliance with all terms and conditions of such Environmental Permits; (e) are not subject to any pending or, to Seller’s knowledge threatened, Environmental Claim against itself or any Person whose liability Seller has retained or assumed either contractually or by operation of Law; and (f) to Seller’s knowledge, (i) there has been no Release of Hazardous Material at, on, to or from, any of the Transferred Leased Real Property and (ii) as of the date of this Agreement, there are no building materials installed at any of the Transferred Leased Real Property containing asbestos, in each case, in a quantity and condition that would reasonably be expected to give rise to an Environmental Claim against Seller or its Affiliates in respect of the Business. Notwithstanding any provision to the contrary, this Section 3.14 shall constitute the sole representations and warranties with respect to environmental matters.

SECTION 3.15. Absence of Certain Developments. Except as set forth on Schedule 3.15, since December 31, 2017 to the date of this Agreement, (a) the Business has been operated in the ordinary course of business consistent with past practice in all material respects; (b) there have not been any events or occurrences that have resulted or would reasonably be expected to result in a Material Adverse Effect; and (c) there has not been any action taken by Seller or any of its Affiliates that would have required Buyer’s consent pursuant to clause (v), (vi), (vii), (viii), (x) or (xvii) (insofar as it relates to clause (v), (vi), (vii), (viii) or (x)) of Section 6.01(b) had such action occurred after the date hereof.

SECTION 3.16. Brokerage Fees. Except as set forth on Schedule 3.16, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Seller or any of its Affiliates.

SECTION 3.17. Regulatory Matters; Product Registrations; Recalls. (a) Schedule 3.17(a) sets forth, as of the date of this Agreement, a list of the marketing approvals, clearances or other authorizations necessary to market the Products and granted to Seller, the Transferred Company or any Asset Selling Affiliate by, or pending with, any Governmental Entity (the “Product Registrations”), except for those approvals, clearances and authorizations that are not material to the Business.

(b) All Products sold under the Product Registrations are manufactured and marketed in accordance with the specifications and standards contained in such Product Registrations, except where the failure to comply therewith would not reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business.

(c) Since January 1, 2016, there has not been, nor, to the knowledge of Seller, is there currently under consideration by Seller or any Governmental Entity, any recall in respect of any Product, except for such instances which would not have a Material Adverse Effect and except as set forth on Schedule 3.17(c).

(d) Except for ordinary course inquiries by Governmental Entities or as set forth on Schedule 3.17(d) and except as would not have a Material Adverse Effect, there are not presently pending, or, to the knowledge of Seller, threatened in writing, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any Product manufactured, distributed or sold by or on behalf of the Business. No Product is: (i) adulterated within the meaning of 21 U.S.C. § 351; (ii) misbranded within the meaning of 21 U.S.C. § 352; or (iii) in violation of 21 U.S.C. §§ 360 or 360e, in each case as would be a material violation of applicable Law.

(e) Except as set forth on Schedule 3.17(e), (i) as of the date of this Agreement, there are no Product Claims pending or, to the knowledge of Seller, threatened in writing, against Seller or any of its Affiliates, in each case, with respect to which liability is reasonably anticipated to exceed $250,000 and (ii) as of the Principal Closing Date, there are no Product Claims pending or, to the knowledge of Seller, threatened in writing, against Seller or any of its Affiliates that would reasonably be expected to result in a material liability to the Business or would otherwise materially impair the operation of the Business.

(f) Except as set forth in Schedule 3.17(f) and as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business, since January 1, 2016, Seller and each Asset Selling Affiliate, and each of their respective directors, officers and employees has been and is in compliance with all foreign, federal, state and local healthcare Laws applicable to the operation of the Business, including: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.), (ii) Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), and any other foreign, federal, and state governmental healthcare programs, (iii) foreign, federal, and state criminal or civil healthcare Laws related to fraud and abuse, false claims and anti-kickback Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a- 7(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. §1320a-7b(a)), criminal Laws relating to healthcare fraud and abuse, including 18 U.S.C. §§ 286, 287 and 1001, Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the exclusion laws (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320a-7a)), (iv) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, (v) the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. §1320d et seq.), as amended by the Health Information and Technology for Economic and Clinical Health Act of 2009, and any comparable foreign and state Laws related to privacy, data protection and information security, and (vi) each as amended from time to time and the rules and regulations promulgated pursuant to all such applicable Laws (collectively the “Healthcare Laws”).

(g) Seller and its Affiliates maintain auditing and monitoring processes and systems of internal controls as part of their healthcare compliance program that provide reasonable assurances of compliance in all material respects by the Business with all Healthcare Laws.

(h) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business, to the extent related to the Business, none of Seller or any of its Affiliates, any of their respective officers, directors or employees, or, to the knowledge of Seller, any of their respective agents or suppliers, are excluded, debarred or suspended, or threatened in writing with exclusion, debarment or suspension under the U.S. Food and Drug Administration’s (the “FDA”) debarment authority under 21 U.S.C. § 335a or for the award of contract by any Governmental Entity or for participation in governmental healthcare programs such as Medicare or Medicaid.

(i) Neither Seller nor any of its Affiliates, with respect to the Business, has (i) made any untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity or (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity that would, in either case, reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991).

SECTION 3.18. Taxes. (a) All material Tax Returns that are required to be filed on or before the date of this Agreement by or on behalf of the Transferred Company have been timely and properly filed (taking into account any applicable extensions properly obtained). All such Tax Returns were correct and complete in all material respects and were prepared and filed in material compliance with all applicable Laws.

(b) All material Taxes required to be paid by or on behalf of the Transferred Company have been timely paid, except for Taxes being contested in good faith through appropriate proceedings or Taxes for which adequate reserves have been established in accordance with GAAP.

(c) There are no Liens for a material amount of Taxes upon any assets of the Business, except for Permitted Liens.

(d) For purposes of the election under Section 338(h)(10) of the Code, the Transferred Company is a member of the consolidated group of which Parent is the common parent. Seller has not taken, or agreed to take, any action or is aware of any fact or circumstances that would prevent or impede, or could reasonably be expected to prevent or impede, the making of the Section 338(h)(10) Election with respect to the Transferred Company.

(e) There is no action, suit, investigation, audit, claim or assessment pending or threatened in writing regarding a material amount of Taxes solely with respect to the Transferred Company. No extension or waiver of the limitation period applicable to a material amount of Taxes solely with respect to the Transferred Company has been granted, and no request for such extension or waiver is pending.

(f) The Transferred Company is not, and has not been, subject to Tax in any jurisdiction other than its country of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in that jurisdiction.

(g) The Transferred Company is not a party to, or bound by, any Tax allocation, Tax indemnity or Tax sharing agreement (other than any agreement for the borrowing of money or any agreement, a primary purpose of which is not the allocation or indemnification of Taxes). The Transferred Company has no material liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) or as transferee or successor, and is not subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law), private letter ruling or similar ruling from any Taxing Authority, or other written agreement with a Taxing Authority regarding Taxes or Tax matters.

(h) The Transferred Company has not participated in, and is not currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) The Transferred Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person.

(j) Since January 1, 2014, the Transferred Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) The Transferred Company has never been a member of any Affiliated Group other than an Affiliated Group in which it is currently a member, and the Transferred Company does not presently have nor has had any direct or indirect ownership interest in any corporation, partnership, joint venture or other entity.

(l) The Transferred Company will not be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) that begins after the Principal Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or before the Principal Closing Date, (ii) any installment sale or open transaction disposition, intercompany transaction or intercompany account made or existing on or before the Principal Closing Date, (iii) any prepaid amount received on or prior to the Principal Closing Date or (iv) any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or before the Principal Closing Date.

(m) None of the Transferred Assets includes any asset treated for U.S. federal income Tax purposes as an ownership interest in any Person.

SECTION 3.19. Distributors and Suppliers. Schedule 3.19 sets forth a true and complete list based on readily available data of the names of the 10 largest distributors of the Business measured by dollar volume during the fiscal year ended December 31, 2017 (collectively, the “Top Distributors”) and the 10 largest suppliers of products or services to the Business measured by dollar volume of purchases of products or services during the fiscal year ended December 31, 2017 (the “Top Suppliers”). As of the date of this Agreement, Seller and its Affiliates have not received any written statement from any Top Distributor or Top Supplier that such distributor or supplier intends to terminate or materially modify or reduce its relationship with Seller or its Affiliates or will not continue as a distributor or supplier of the Business after the Principal Closing.

SECTION 3.20. Certain Compliance Matters. (a) Neither Seller nor any Affiliate, director, officer or employee, nor, to the knowledge of Seller, any distributor, agent, representative, sales intermediary or other third party acting on behalf of Seller or any of its Affiliates, in any way relating to the Business, the Transferred Assets or the Transferred Equity

Interests: (i) has taken any action in violation of any applicable Anti-Corruption Law or (ii) has corruptly offered, paid, given, promised to pay or give or authorized the payment or gift of anything of value, directly or indirectly, to any “Public Official”, as defined in Section 3.20(e), for purposes of (A) influencing any act or decision of any Public Official in his or her official capacity; (B) inducing such Public Official to do or omit to do any act in violation of his or her lawful duty; (C) securing any improper advantage; or (D) inducing such Public Official to use his or her influence with a government, Governmental Entity, or commercial enterprise owned or controlled by any government (including state-owned or controlled medical facilities), in order to assist the Business or any Person related in any way to the Business in obtaining or retaining business or directing any business to any Person, except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, or otherwise materially impair the operation of the Business.

(b) Except as set forth on Schedule 3.20(b), neither Seller nor any Affiliate, director, officer or employee nor, to the knowledge of Seller, any distributor, agent, representative, sales intermediary or other third party acting on behalf of Seller or any of its Affiliates is the subject or target of any investigation, inquiry or proceeding by a Governmental Entity relating to the potential violation of Anti-Corruption Laws in any way relating to the Business, the Transferred Assets, or the Transferred Equity Interests, except in each case as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business or otherwise materially impair the operation of the Business.

(c) Except for such instances of non-compliance that would not, individually or in the aggregate, reasonably be expected to result in a material violation of applicable Anti-Corruption Laws, to the knowledge of Seller, with respect to the Business, Seller and its Affiliates have made and kept, and currently make and keep, books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the respective assets of the Seller and its Affiliates.

(d) Seller and its Affiliates maintain auditing and monitoring processes and systems of internal controls that provide reasonable assurances that the Business is in compliance in all material respects with Anti-Corruption Laws, including the requirements of 15 U.S.C. §78m(b)(2)(B).

(e) For purposes of this Section 3.20, “Public Official” means: (i) any officer, employee or representative of any regional, federal, state, provincial, county or municipal government or government department, agency, division or instrumentality thereof; (ii) any officer, employee or representative of any commercial enterprise that is owned or controlled by a government, including any state-owned or controlled medical facility; (iii) any officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (iv) any person acting in an official capacity for any government or government entity, enterprise, instrumentality, or organization identified above; and (v) any political party, party official or candidate for political office.

(f) None of Seller or any Asset Selling Affiliate, nor, to the knowledge of Seller, any of their respective officers or directors, (i) appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury; (ii) is otherwise a party with whom transactions are prohibited by (A) United States Executive Order 13224, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, (B) the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, (C) the United States Trading with the Enemy Act of 1917, as amended, (D) the United States International Emergency Economic Powers Act of 1977, as amended, or (E) the foreign asset control regulations of the United States Department of the Treasury; (iii) has been convicted of or charged with a felony relating to money laundering; or (iv) to the knowledge of Seller, is under investigation by any Governmental Entity for money laundering.

ARTICLE IV

Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows:

SECTION 4.01. Buyer’s Organization; Power; Execution. Buyer and each Affiliate of Buyer that is a party to any Transaction Document are legal entities duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of their respective jurisdictions of incorporation or formation. Buyer has full power and authority to execute and deliver this Agreement and the Final Binding Offer Letter and to carry out, or cause to be carried out, the transactions contemplated hereby and thereby. Buyer and each Affiliate of Buyer that is a party to any Transaction Document (other than this Agreement and the Final Binding Offer Letter) have, or will have at the Applicable Closing, full power and authority to execute and deliver each Transaction Document (other than this Agreement and the Final Binding Offer Letter) to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Transaction Documents (other than this Agreement and the Final Binding Offer Letter) to which it is or will be a party. This Agreement and the Final Binding Offer Letter have been duly authorized by all necessary action on the part of Buyer and have been duly executed and delivered by Buyer and constitute valid and legally binding obligations of Buyer in accordance with their terms, except as such enforceability may be limited by the Enforceability Exceptions. Each of the Transaction Documents (other than this Agreement and the Final Binding Offer Letter) has been duly authorized by all necessary action on the part of Buyer and each Affiliate of Buyer that is a party to any Transaction Document (other than this Agreement and the Final Binding Offer Letter) and has been, or will be at the Applicable Closing, duly executed and delivered by Buyer and each such Affiliate of Buyer and constitutes or will constitute a valid and legally binding obligation of Buyer and each such Affiliate of Buyer in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

SECTION 4.02. Consents and Approvals; Absence of Violation or Conflicts. Neither the execution and delivery of this Agreement or any of the other Transaction Documents by Buyer and each Affiliate of Buyer that is a party to any Transaction Document, nor the consummation by Buyer and each Affiliate of Buyer that is a party to any Transaction Document of the Transactions nor compliance by Buyer and each Affiliate of Buyer that is a party to any Transaction Document with any of the provisions hereof or thereof shall: (a) conflict with or result in any breach of any provisions of (i) the respective certificate of incorporation, by-laws or similar organizational documents or (ii) any material contract, in each case, of Buyer or any Affiliate of Buyer that is a party to any Transaction Document; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) in connection with the Anti-Trust Filings and (ii) any consent, approval, authorization or permit required to be obtained by Seller or filing or notification required to be made by Seller in order to transfer title to the Transferred Assets or otherwise operate the Business, which consent, approval, authorization or permit is standard in transactions of the type contemplated hereby; (c) violate in any material respect any material Law applicable to Buyer or any Affiliate of Buyer that is a party to any Transaction Document; or (d) require any material consent, approval, authorization, or permit under any contract, agreement or commitment between Buyer or any Affiliate of Buyer that is a party to any Transaction Document and a third party.

SECTION 4.03. Litigation. There are no actions, suits, proceedings, claims or investigations pending or, to the knowledge of Buyer, threatened in writing concerning Buyer or any of its Affiliates relating to the Transactions.

SECTION 4.04. Brokerage Fees. Except for fees payable to Goldman Sachs & Co. LLC (which fees are payable by Buyer), there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Buyer or any Affiliate thereof.

SECTION 4.05. Sufficient Funds. Buyer will have as of the Principal Closing Date cash sufficient to enable it to consummate the Transactions and pay any amounts and related fees and expenses incurred or required to be paid by Buyer in connection with the Transactions.

ARTICLE V

Conditions to Closing

SECTION 5.01. Conditions Precedent to Buyer’s Obligations on the Principal Closing Date. All of the obligations of Buyer hereunder to consummate the transactions contemplated hereby at the Principal Closing are subject to fulfillment, prior to or at the Principal Closing, of the following conditions (compliance with which or the occurrence of which may be waived, to the extent permitted by applicable Law, in whole or in part by Buyer in writing in its sole discretion):

(a) Each of the Seller Fundamental Representations shall be true and correct in all material respects as of the date hereof and on and as of the Principal Closing Date as if made on the Principal Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified); and the other representations and warranties of Seller contained herein (without giving effect to any materiality or Material Adverse Effect qualifiers contained therein other than in Section

3.15(b)) shall be true and correct as of the date hereof and on and as of the Principal Closing Date as if made on the Principal Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for breaches and inaccuracies that do not, individually or in the aggregate, have a Material Adverse Effect.

(b) Seller shall have performed and complied in all material respects with all the covenants, terms, provisions and conditions of this Agreement and the other Transaction Documents to be complied with and performed by Seller at or before the Principal Closing.

(c) Seller shall have delivered to Buyer a certificate dated the Principal Closing Date and executed by an authorized officer of Seller to the effect that each of the conditions specified in Sections 5.01(a), (b) and (f) is satisfied in all respects.

(d) No Law enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of any of the Transactions with respect to the Principal Country Units (each, a “Principal Closing Legal Impediment”) shall be in effect.

(e) All Anti-Trust Approvals in the jurisdictions specified on Schedule 5.01(e) shall have been obtained.

(f) Since the date of this Agreement there has not been a Material Adverse Effect.

(g) Seller shall have signed and delivered, or caused one or more of its Affiliates to sign and deliver, the Ancillary Agreements contemplated under Section 7.09.

(h) The actions set forth in Section 2.08(a) shall have been completed.

(i) Either (i) the Product Registrations used to market the Products in the Principal Country Units shall have transferred to, or shall have been approved in writing by the applicable Governmental Entity for transfer to, Buyer or its designee or (ii) Buyer or its designee otherwise shall have either (A) acceded to Seller’s rights in respect of marketing such Products under such Product Registrations, including by Seller designating Buyer or its designee as an authorized agent with respect to such Products, or (B) been designated as a sales or distribution agent with respect to the Products in the Principal Country Units, in the case of this clause (ii), pursuant to reasonable, lawful and customary arrangements to effectuate the foregoing.

SECTION 5.02. Conditions Precedent to Seller’s Obligations on the Principal Closing Date. All of the obligations of Seller hereunder to consummate the transactions contemplated hereby at to the Principal Closing are subject to fulfillment, prior to or at the Principal Closing, of the following conditions (compliance with which or the occurrence of which may be waived, to the extent permitted by applicable Law, in whole or in part by Seller in writing in its sole discretion):

(a) Each of the Buyer Fundamental Representations shall be true and correct in all material respects as of the date hereof and on and as of the Principal Closing Date as if made on the Principal Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified); and the other representations and warranties of Buyer contained herein (without giving effect to any materiality or similar qualifiers contained therein), shall be true and correct as of the date hereof and on and as of the Principal Closing Date as if made on the Principal Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for breaches and inaccuracies that do not, individually or in the aggregate, have a material adverse effect on the ability of Buyer and its Affiliates to perform their obligations under this Agreement or consummate the Transactions.

(b) Buyer shall have performed and complied in all material respects with all the covenants, terms, provisions and conditions of this Agreement and the other Transaction Documents to be complied with and performed by Buyer at or before the Principal Closing.

(c) Buyer shall have delivered to Seller a certificate dated the Principal Closing Date and executed by an authorized officer of Buyer to the effect that each of the conditions specified above in Sections 5.02(a) and (b) is satisfied in all respects.

(d) No Principal Closing Legal Impediment shall be in effect.

(e) All Anti-Trust Approvals in the jurisdictions specified on Schedule 5.01(e) shall have been obtained.

(f) Buyer shall have signed and delivered, or caused one or more of its Affiliates to sign and deliver, the Ancillary Agreements contemplated under Section 7.09.

(g) The actions set forth in Section 2.09(a) shall have been completed.

SECTION 5.03. Conditions Precedent to Seller’s and Buyer’s Obligations on a Non-Principal Country Unit Closing Date. All of the obligations of Seller and Buyer hereunder to consummate the transactions contemplated hereby with respect to each Non-Principal Country Unit Closing are subject to the fulfillment, prior to or at such Non-Principal Country Unit Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by the parties in writing):

(a) The Principal Closing shall have occurred.

(b) No Law enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of any of the Transactions with respect to such Non-Principal Country Unit (each, a “Non-Principal Closing Legal Impediment”) shall be in effect.

(c) Either (i) the Product Registrations used to market the Products in such Non-Principal Country Unit shall have transferred to, or shall have been approved in writing by the applicable Governmental Entity for transfer to Buyer or its designee or (ii) Buyer or its designee otherwise shall have either (A) acceded to Seller’s rights in respect of marketing such Products under such Product Registrations, including by Seller designating Buyer or its designee as an authorized agent with respect to such Products, or (B) been designated as a sales or distribution agent with respect to the Products in such Non-Principal Country Unit, in the case of this clause (ii), pursuant to reasonable, lawful and customary arrangements to effectuate the foregoing.

(d) The actions set forth in Sections 2.08(b) and 2.09(b) with respect to such Non-Principal Country Unit Closing shall have been completed.

ARTICLE VI

Certain Covenants

Seller covenants and agrees with Buyer and Buyer covenants and agrees with Seller that during the period from the date of this Agreement to the Applicable Closing Date:

SECTION 6.01. Conduct of Business. (a) Except as set forth on Schedule 6.01, as otherwise permitted by this Agreement or as consented to by Buyer in writing, Seller agrees to (and to cause the Asset Selling Affiliates and the Transferred Company to) use commercially reasonable efforts to run the Business in the ordinary course consistent with past practice (other than in order to comply with the specific restrictions set forth in Section 6.01(b)) and to:

(i) preserve the business relationships of the Business and keep available the services of its key employees and maintain its relations and goodwill with its key suppliers, customers, employees and others having business relationships with the Business;

(ii) maintain in effect all IP Rights included in the Transferred IP and applications and registrations for IP Rights included in the Transferred IP (other than abandonments, expirations and cancellations occurring in the ordinary course of business that are not material, individually or in the aggregate, to the Business); and

(iii) maintain all material structures, equipment and other tangible personal property of the Business, in their present repair, order and condition, except for depletion in the ordinary course of business and ordinary wear and tear.

Without limiting the foregoing, from the Principal Closing Date through the applicable Non-Principal Country Unit Closing, Seller agrees to (and to cause the applicable Asset Selling Affiliates to) (x) use commercially reasonable efforts to run the Business in the applicable Non-Principal Country Unit in the ordinary course consistent with past practice (other than in order to comply with the specific restrictions set forth in Section 6.01(b)) and (y) reasonably consult with Buyer in good faith (through the Agreement Coordinators (as defined in the Transition Services Agreement)), in connection with the operation of the Business in such Non-Principal Country Unit.

(b) Except as set forth in Schedule 6.01, as required by applicable Law or as otherwise expressly required by the terms of this Agreement, Seller will (to the extent related to the Business or with respect to any Transferred Assets or any Assumed Liability (but excluding, for the avoidance of doubt, any Excluded Asset or Excluded Liability)) obtain the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) prior to it or any Affiliate of Seller or the Transferred Company undertaking or agreeing to undertake any of the following:

(i) (A) adopt, grant, extend, amend, vary, terminate or materially increase the rate or terms of any Business Employee Benefit Plan, bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any employee who is expected to be an Employee of the Business or (B) increase the compensation or employee benefits of any such person, except, in each case, (1) as required by any applicable Law or any Collective Bargaining Agreement, (2) as contemplated in Article VIII, (3) as may be initiated by Seller or one or more of Seller’s Affiliates with respect to their employees generally (and not just applicable to Employees of the Business) in the applicable jurisdiction or geographic location (provided the action is designed to apply uniformly to eligible Employees of the Business and a material number of eligible similarly situated other employees of Seller or its applicable Affiliate), (4) normal salary, wage and incentive compensation increases (other than increases in long-term incentive compensation that do not result from an employee’s promotion) in the ordinary course of business consistent with past practice, commensurate with increases approved generally for similarly-situated employees of Seller and its Affiliates (other than the Employees of the Business) and with the merit increase process implemented consistently for employees of Seller and its Affiliates and (5) arrangements that will not result in any liability, payments or obligations under this Agreement or otherwise to Buyer or its Affiliates (including any retention or similar arrangements that will be paid solely by Seller and its Affiliates);

(ii) enter into or materially amend any Collective Bargaining Agreement or other agreement with a labor union, works council or similar organization covering any

Employee of the Business, except, in each case, (A) as required by any applicable Law or any Collective Bargaining Agreement as in effect on the date of this Agreement (or as modified as contemplated in this Agreement) or (B) where such agreement or amendment of any Collective Bargaining Agreement applies uniformly to a material number of eligible similarly situated employees of Seller or any of its Affiliates other than the Employees of the Business;

(iii) except (A) as required by applicable Law, (B) as reasonably necessary to avoid a violation of applicable Law, (C) to correct an erroneous inclusion or exclusion of an employee as an Employee of the Business, (D) to exclude expatriates or rotational employees as Employees of the Business or (E) transfers into the Business in order to fill a vacancy in the Business in the ordinary course of business consistent with past practice, transfer internally (including in response to a request for transfer by an employee), or otherwise alter the duties and responsibilities of, employees of Seller and its Affiliates in a manner that would affect whether such employees are or are not classified as Employees of the Business;

(iv) except in the ordinary course of business, hire or terminate any Employees of the Business;

(v) make any material change in any of its present financial accounting methods and practices other than changes (A) as may be initiated by Parent or one of its Affiliates with respect to Parent’s businesses generally, (B) as may be required to conform to changes in GAAP or (C) as may be required by applicable Law;

(vi) pledge, sell, lease, transfer, license, dispose of, assign or otherwise make subject to a Lien (other than any Permitted Liens) (A) any material Transferred Asset (other than Transferred IP, which is addressed in clause (ix) below), other than (1) the sale of Inventory or obsolete, worn-out or excess equipment or assets in the ordinary course of business or (2) transfers to Seller or any of its Affiliates in the ordinary course of business that do not have an adverse impact on Seller or its Affiliates’ ability to transfer such Transferred Asset or otherwise consummate the Transactions (provided that the foregoing shall not permit any transfers of Transferred Assets to any country that is not a Principal Country Unit or Non-Principal Country Unit) or (B) any Transferred Equity Interests;

(vii) make any acquisition of any tangible assets or business, that individually or in the aggregate, would be material to the Business, other than acquisitions of Inventory, equipment, machinery, tools and personal property in the ordinary course of business;

(viii) waive or settle any claims or rights that relate primarily to the Business which claims or rights are material to the Business; provided that Seller and its Affiliates may settle any such claim if such settlement does not provide for any relief other than the payment of monetary damages and such payment is made by Seller or one of its Affiliates prior to the Principal Closing;

(ix) transfer, assign or grant any license or sublicense of any material rights under or with respect to any material Transferred IP or material Transferred Software (1) to any Person outside the ordinary course of business or (2) from Seller, or from any of its Asset Selling Affiliates, to another Affiliate of Seller (it being understood that this clause (ix) shall not be deemed to apply to abandonments, expirations and cancellations of IP Rights occurring in the ordinary course of business);

(x) create or allow the Business to create, incur, assume or guarantee any indebtedness for borrowed money (other than as will be discharged on or prior to the Applicable Closing Date);

(xi) withdraw from any existing material lines of business, or terminate, discontinue, close or dispose of any material plant, facility or other business operation;

(xii) enter into any Contract that would have been required (or amend any existing Contract in a manner such that it would have been required) to be set forth on Schedule 3.09(a) pursuant to Sub-sections (ii), (iii), (iv), (vii) or (x) of the definition of “Material Transferred Contract” if in effect on the date hereof, other than in the ordinary course of business consistent with past practice and except for any renewals in accordance with the terms of any Material Transferred Contract;

(xiii) terminate (A) any Material Transferred Contract, (B) any Material Commingled Contract primarily related to the Business or (C) any other Contract that provides for the distribution of Products pursuant to which Seller, any Asset Selling Affiliate or the Transferred Company reasonably expects to receive annual revenue in excess of $1,000,000 (a “Material Distribution Contract”), in each case other than in the ordinary course of business consistent with past practice and except for expirations in accordance with the terms of any such Contract;

(xiv) modify in any material respect any Material Transferred Contract or any Business Interests of any Material Commingled Contract that is primarily related to the Business, including modifying the payment terms with any customers or suppliers contained therein, other than changes in the ordinary course of business or that would not reasonably be expected to have an adverse impact on the Business (it being understood that Seller and its Affiliates may not amend the terms of any Material Commingled Contract in a manner that is disproportionately adverse to the Business so as to benefit the other interests of Seller and its Affiliates at the expense of the Business);

(xv) fail to make capital expenditures necessary to operate the Business in ordinary course of business consistent with past practices;

(xvi) amend the certificate of incorporation or by-laws (or comparable documents) of the Transferred Company in a manner adverse to Buyer, other than as required to effect the Transactions in a manner that is not adverse to Buyer in any material respect; and

(xvii) agree, whether in writing or otherwise, to do any of the foregoing.

(c) Notwithstanding the foregoing, nothing herein will prevent Seller or any of its Affiliates from taking actions (including (i) contributions, transfers, assignments and acceptances of assets and liabilities, (ii) the repayment of indebtedness and the extinguishment of Liens and (iii) the cancellation of any intercompany contracts and other agreements that will not constitute Transferred Contracts) expressly contemplated by this Agreement.

SECTION 6.02. Certain Covenants Regarding the Transferred Company. Except as otherwise required by this Agreement or permitted pursuant to Section 2.02, Seller shall not, and it shall cause the Transferred Company not to, issue or sell any capital stock or other equity interests or options, warrants, calls, subscriptions or equity rights to purchase any capital stock or other equity interests of the Transferred Company to a person other than to Seller or any of its Affiliates.

SECTION 6.03. Disclosure. Seller shall give prompt notice to Buyer of (a) any notice received by Seller or its Affiliates subsequent to the date of this Agreement and prior to the Applicable Closing Date of (or other communication relating to, or the occurrence of), any default under any Material Transferred Contract or Material Commingled Contract, (b) any notice or other communication from any third party alleging that the consent of such third party is required in connection with the Transactions and (c) any effect, event, occurrence, circumstance or change that, to the knowledge of Seller, would constitute a breach of any representation or warranty or covenant of Seller contained in this Agreement that could reasonably be expected to cause any of the conditions set forth in Section 5.01(a) or 5.01(b) not to be satisfied, it being understood and agreed, however, that if Seller fails to provide notice pursuant to this Section 6.03, such failure to provide notice shall not itself constitute a breach of covenant for purposes of Article V or Article X.

SECTION 6.04. Publicity. No party to this Agreement shall originate any publicity, news release or other similar public announcement, written or oral, whether relating to this Agreement or any of the other Transaction Documents or the existence of any arrangement between the parties, without the prior written consent of the other party whether or not named in such publicity, news release or other similar public announcement, except (a) either party may issue a press release in connection with the receipt of the Final Binding Offer Letter, acceptance of the Final Binding Offer Letter and the execution and delivery of this Agreement and (b) either party may (i) make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to its employees, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party) or (ii) originate any such publicity, news release or other similar public announcement as may be required by Law or any listing or trading agreement concerning its publicly traded securities; provided that in each of clauses (a) and (b), the party issuing the same shall, to the extent reasonably practicable, still be required to consult with the other party, whether or not named in such publicity, news release or other similar public announcement, a reasonable time prior to its release to allow the other party to comment thereon. If any party, based on the advice of its counsel, determines that this Agreement, or any of the other Transaction Documents, must be publicly filed with a Governmental Entity (other than filings required to be filed with the SEC), then such party, prior to making any such filing, shall provide the other party and its counsel with a redacted version of this Agreement (and any other Transaction Document) which it intends to file, and will give due consideration to any comments provided by such receiving party or its counsel and use commercially reasonable efforts to attempt to obtain confidential treatment (to the extent available) by such Governmental Entity to be afforded to those sections specified by such receiving party or its counsel.

SECTION 6.05. Commercially Reasonable Efforts; Regulatory Approvals. Subject to any obligation imposed by Law, including all anti-trust and competition Laws:

(a) Subject to the terms and conditions set forth in this Agreement, including Section 2.02(g), each of Seller and Buyer shall use its commercially reasonable efforts to (i) make the Anti-Trust Filings and any other filings required by applicable Law, (ii) obtain consents, approvals (including Anti-Trust Approvals), authorizations, qualifications and orders of Governmental Entities and other third parties and (iii) take other actions, in each case as is necessary to consummate the Transactions as soon as reasonably practical following the date of this Agreement; provided that no party shall have any obligation to pay money or make any concessions to obtain such consents (it being understood that this proviso shall not in any respect limit or otherwise modify Buyer’s agreements and obligations under Section 6.05(d)). In addition to the foregoing, Buyer agrees to provide such evidence as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought hereunder. Subject to appropriate confidentiality protections, each of the parties hereto will cooperate with and furnish to the other party such necessary information and assistance as such other party may reasonably request in connection with the foregoing. As soon as reasonably practicable, Buyer shall form or otherwise identify to Seller the Affiliate of Buyer in each Principal Country Unit that will acquire all or part of the Transferred Assets or the Transferred Equity Interests or assume all or part of the Assumed Liabilities, in each case, related to such Principal Country Unit.

(b) As soon as reasonably practicable after the date hereof, but in no event later than ten business days after the date hereof with respect to filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and as promptly as reasonably practicable with respect to all other Anti-Trust Filings (unless, in each case, a later date is mutually agreed between the parties), Seller and Buyer shall file the Anti-Trust Filings and any other filings required under any applicable Laws. Seller and Buyer shall provide to any Governmental Entity whose consent, authorization, order or approval is required in connection with the Transactions any additional information required under any applicable Laws or otherwise properly requested. The parties shall use their commercially reasonable efforts to obtain early termination of any applicable waiting period, to the extent early termination is a possibility, from the applicable Governmental Entities. The parties also shall use their commercially reasonable efforts to cooperate by providing information reasonably requested by the other party in order to fulfill the foregoing obligations.

(c) Subject to applicable Law relating to the exchange of information, Buyer and Seller and their respective counsel shall (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with, or written materials to be submitted to, any Governmental Entity in connection with the Transactions,

(ii) promptly inform each other of any communication (or other correspondence or memoranda) received from, or given to, any Governmental Entity in connection with the Transactions, (iii) consult with the other party, and consider in good faith the views of the other party, prior to entering into any agreement with any Governmental Entity with respect to the Transactions and (iv) furnish each other with copies of all correspondence, filings and written communications between them or their Affiliates, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to the Transactions. Buyer and Seller shall, to the extent practicable, provide each other and their respective counsel with advance notice of and the opportunity to participate in any in-person discussion or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Transactions and to participate in the preparation for such discussion or meeting. Each party also agrees to keep the other party fully informed about any anti-trust issues raised by any Governmental Entity.

(d) For purposes of this Section 6.05, to the extent necessary to obtain the waiver or consent from any Governmental Entity required to satisfy the conditions set forth in Section 5.01(e) or 5.02(e), as applicable, to obtain consents, approvals, authorizations, qualifications or orders of Governmental Entities or to avoid the entry of or have lifted, vacated or terminated any Principal Closing Legal Impediment or Non-Principal Closing Legal Impediment, Buyer shall: (i) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, and in connection with the consummation of the Transactions, the sale, divestiture or disposition (including by licensing any intellectual property rights) of any assets of the Business and/or any other assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses); (ii) terminate or modify any existing relationships and contractual rights and obligations; (iii) otherwise offer to take or offer to commit to take any action which it is capable of taking and, if the offer is accepted, take or commit to take such action, that limits its freedom of action with respect to, or its ability to retain, any of the assets of the Business and/or any other assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses); and (iv) take promptly, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the Transactions unlawful or that would prevent or delay consummation of the Transactions, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clauses (i) and (ii) of this subsection (d)) necessary to avoid the entry of or to vacate, modify or suspend such injunction or order. For the avoidance of doubt, Buyer’s obligations under this Section 6.05(d) shall be absolute and shall not be qualified or limited by what may be considered commercially reasonable.

(e) To assist Buyer in complying with its obligations set forth in this Section 6.05, Seller shall, and shall cause its Affiliates to, cooperate with Buyer and its Affiliates to effect any of the actions described in Section 6.05(d), including by entering into one or more agreements reasonably requested by Buyer to be entered into by any of them prior to the Applicable Closing with respect to any of the matters contemplated by clauses (i) and (ii) of subsection (d) above; provided, however, that (i) such actions shall relate exclusively to the Transferred Assets or Transferred Equity Interests, (ii) the effectiveness of such actions shall be conditioned on the occurrence of the Applicable Closing, (iii) all rights and obligations of Seller and its Affiliates pursuant thereto shall be assumed by Buyer effective at the Applicable Closing (and any counterparty shall agree to that effect) and (iv) Buyer shall indemnify for and hold Seller and its Affiliates harmless from all Damages arising from or relating to any such actions (including, for the avoidance of doubt, any Damages arising from or relating to any of the actions Seller and its Affiliates may take pursuant to the immediately following sentence), it being the intent of the parties that Seller and its Affiliates and Buyer and its Affiliates shall be treated as if any such transaction was effected for the account of Buyer and its Affiliates; provided, further, that none of the provisions of (i), (ii), (iii) or (iv) of the immediately preceding proviso shall be construed to affect Buyer’s rights with respect to Seller hereunder or under the Ancillary Agreements, including its rights to indemnification under Article X hereof. Without limiting the generality of the foregoing, if and promptly after being requested by Buyer, Seller’s and its Affiliates’ obligation to cooperate with Buyer pursuant to this Section 6.05(e) shall include (A) entering into confidentiality agreements containing customary terms with any Persons who Buyer identifies to Seller as potential purchasers in a potential transaction of a type described in clauses (i) and (ii) of Section 6.05(d) (“Potential Purchasers”), (B) providing to Buyer and Potential Purchasers such business and financial information (to the extent readily available) relating to the assets of the Business that are to be transferred as part of any such transaction as requested by Buyer or such Potential Purchasers, including such financial information described in Schedule 6.05(e), (C) making any appropriate personnel with expertise in the Business available to Buyer and any Potential Purchasers to participate in a reasonable number (and at reasonable times) of due diligence sessions and management presentations related to any such transaction, (D) using commercially reasonable efforts to provide customary authorization letters to a Potential Purchaser’s financing sources authorizing the distribution of information to such Potential Purchaser’s lenders or investors, subject to customary confidentiality requirements and receipt by the applicable party of release and non-reliance letters, each reasonably acceptable to Seller and Seller’s auditors or other agents, as applicable, and (E) negotiating and entering into transitional service and manufacturing agreements required to obtain approval by the Federal Trade Commission with buyers of divested products as to which Seller retains assets, as necessary to facilitate effective transition of products to new owners (provided that such transitional service and manufacturing agreements are of no greater scope and on no less favorable terms to Seller and its Affiliates than the scope and terms reflected in the applicable Ancillary Agreements).

SECTION 6.06. Access. Seller shall give Buyer and its accountants, legal counsel and other representatives reasonable access, for the sole purpose of allowing Buyer to successfully transition the Business, during normal business hours and without undue interruption to Seller, any of its Affiliates or the Business throughout the period prior to the Applicable Closing, to the properties, books and records to the extent relating to the Business and will furnish, at Buyer’s expense, Buyer, its accountants, legal counsel and other representatives during such period such information to the extent relating to the Business as Buyer may reasonably request to successfully transition the Business (other than, in each case (i) books, records and information relating to income Taxes with respect to any Affiliated Group that includes the Seller or any of its Affiliates, (ii) attorney-client privileged communications, (iii) books, records and information containing or depicting IP Rights of Seller or any of its Affiliates that are not included in the Transferred Assets, (iv) books, records and information relating to the Shared Services and any systems comprising the Shared Services and (v) for the avoidance of doubt, where access to such books, records or information is prohibited by applicable Laws); provided that this Section 6.06 shall not entitle Buyer or its accountants, legal counsel or other representatives to contact any third party doing business with Seller or access the properties, books or records of any such third party or of Seller or its Affiliates to the extent related to any business of Seller or its Affiliates other than the Business, in each case without Seller’s prior written consent. Buyer will hold in confidence all information so obtained until the Applicable Closing.

SECTION 6.07. Transferred Company Assets and Liabilities. Prior to the Principal Closing, Seller, at Seller’s sole cost and expense, shall take or cause to be taken those actions that are necessary to transfer, assign or convey (a) the assets that are owned or held by the Transferred Company other than those that would constitute Transferred Assets or (b) the liabilities or obligations of the Transferred Company other than those that would constitute Assumed Liabilities, in each case, to Seller or an Affiliate of Seller such that, as of the Principal Closing, (i) the assets owned or held by the Transferred Company consist solely of assets that would otherwise constitute Transferred Assets pursuant to clauses (i) through (xix) of Annex 2.02(a) and (ii) the liabilities and obligations of the Transferred Company consist solely of liabilities and obligations that would otherwise constitute Assumed Liabilities pursuant to clauses (i) through (x) of Annex 2.02(c). Seller shall provide Buyer, upon request, all relevant documentation relating to these transfers, assignments or conveyances and shall reasonably consult with Buyer in connection with the transfer, assignment or conveyance of assets or liabilities, other than with respect to assets of the type referred to in clauses (i) and (ii) of Annex 2.02(b) and liabilities of the type referred to in clause (i) of Annex 2.02(d). The parties agree that any transfer, assignment or conveyance pursuant to this Section 6.07 shall be made without representation or warranty from the Transferred Company, and, except as otherwise expressly provided herein, Seller and its Affiliates will have no recourse against the Transferred Company with respect to any such transfer, assignment or conveyance.

SECTION 6.08. Certain Financial Statements.

(a) Seller shall deliver, or cause to be delivered, to Buyer: (i) the 2015/2016/2017 Audited Financial Statements and the Comparative Q1 2018 Financial Statements at least 30 days prior to the Principal Closing Date; (ii) if the Principal Closing has not occurred by October 29, 2018, the Comparative Q2 2018 Financial Statements on or prior to such date; (iii) if the Principal Closing has not occurred by February 8, 2019, the Comparative Q3 2018 Financial Statements on or prior to such date; and (iv) if the Principal Closing has not occurred by May 1, 2019, the 2018 Audited Financial Statements on or prior to such date. The audit of the 2015/2016/2017 Audited Financial Statements shall be performed by Seller’s independent certified public accountants in accordance with AICPA standards and the 2015/2016/2017 Audited Financial Statements shall include an audit report based on auditing standards generally accepted in the United States from Seller’s independent certified public accountants. Buyer will execute such acknowledgments and releases as are requested by Seller’s independent certified public accountants with respect to the receipt and use of the financial statements referred to in this Section 6.08(a). Without limiting the foregoing, for purposes of complying with Rule 3-05 of Regulation S-X (“S-X 3-05”), Buyer will request a consent for use of such financial statements from Seller’s independent certified public accountants, as required pursuant to S-X 3-05.

(b) From the date hereof until the Principal Closing Date, Seller shall deliver to Buyer the financial information described in Schedule 6.08(b) when such financial information is available for distribution.

SECTION 6.09. Termination of Intercompany Agreements. Seller, on behalf of itself and each of its Affiliates, shall, as of immediately prior to the Applicable Closing Date, terminate any and all Related Party Agreements in existence as of the Applicable Closing Date other than any Related Party Agreements that Buyer and Seller mutually agree in writing prior to the Applicable Closing Date shall not be terminated. No such terminated Related Party Agreement (including any provision thereof which purports to survive termination) shall be a Transferred Asset or be of any further force or effect immediately after the Applicable Closing and all parties shall be released from all liabilities thereunder. From and after the Applicable Closing, none of Buyer or any of its Affiliates (including the Transferred Company) shall have any rights or obligations under any terminated Related Party Agreements. The provisions of this Section 6.09 shall not apply to any of the following Contracts (or to any of the provisions thereof): (i) any Transaction Document; (ii) any Contracts solely between or among Seller or its Affiliates (other than the Transferred Company) that will not be Transferred Assets or Assumed Liabilities; (iii) any other Contracts that this Agreement or any other Transaction Document expressly contemplates shall survive the Applicable Closing; and (iv) any Contracts to which any Person, other than the parties and their respective Affiliates, is a party.

SECTION 6.10. Exclusivity.

(a) Seller hereby agrees that, during the period beginning on the date hereof and continuing until the earlier of (x) the Principal Closing and (y) the termination of this Agreement in accordance with its terms (the “Exclusivity Period”), Seller will not, nor will it permit any of its Affiliates (including the Transferred Company) and its and their respective directors, officers or employees, or any attorney, accountant or other representative retained by any of them (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Alternative Proposal (as defined below), (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in any effort or attempt by any Person with respect to, any Alternative Proposal or (iii) enter into or approve any agreement with respect to any Alternative Proposal. None of Seller nor any of its Affiliates (including the Transferred Company) shall release any third party from, or waive any provision of, any confidentiality agreement with respect to the Business to which it is a party and which was entered into with respect to any potential Alternative Proposal. Seller and its Affiliates shall, and shall cause their respective Representatives to, with respect to third parties with whom discussions or negotiations with respect to an Alternative Proposal have been terminated on or prior to the date of this Agreement, use its reasonable best efforts to obtain the return or destruction of, in accordance with the terms of the applicable confidentiality agreement, confidential information previously furnished by Seller or any of its Affiliates, or its or their Representatives, with respect to the Business.

(b) Seller will promptly notify Buyer orally (and then in writing within 24 hours) after it or any of its Affiliates has received any proposal, inquiry, offer or request relating to or constituting, or that could reasonably be expected to lead to, an Alternative Proposal, any request for discussions or negotiations, or any request for information relating to the Business in connection with an Alternative Proposal or a potential Alternative Proposal or for access to the properties or books and records thereof in connection with an Alternative Proposal of which Seller or any of its Affiliates is or becomes aware, or any amendments to the foregoing. Such notice to Buyer shall indicate the identity of the person making such proposal and the terms and conditions of such proposal, if any. Seller shall also promptly provide Buyer with (i) a copy of any written notice or other written communication from any person informing Seller or any of its Affiliates that it is considering making, or has made a proposal regarding, an Alternative Proposal, (ii) a copy of any Alternative Proposal (or any amendment thereof) received by Seller or any of its Affiliates and (iii) such other details of any such Alternative Proposal that Buyer may reasonably request. Thereafter, Seller shall promptly keep Buyer reasonably informed on a reasonably current basis of any material change to the terms of any such Alternative Proposal.

(c) For purposes of this Section 6.10, the term “Alternative Proposal” means any inquiry, proposal or offer, or any expression of interest by any third party relating to Seller’s or any of its Affiliates’ willingness or ability to receive or discuss a proposal or offer, other than a proposal or offer by Buyer or any of its Affiliates, for any merger, amalgamation, consolidation, share exchange, recapitalization, liquidation, dissolution, acquisition or other business combination, in each case relating to 25% or more of the assets of the Business.

SECTION 6.11. Financing. (a) Seller shall, and shall cause its Affiliates to, and shall use its commercially reasonable efforts to cause its and its Affiliates’ respective officers, directors, employees, accountants, consultants, legal counsel, agents and other advisors and representatives to, cooperate with Buyer and its representatives in connection with the arrangement by Buyer of bank financing and/or bond offerings (on a Rule “144A-for-life” basis) for the purpose of financing the Transactions, the fees and expenses incurred in connection therewith and the other transactions contemplated hereby (the “Debt Financing”) as may be reasonably requested by Buyer; provided, that (i) such requested cooperation shall not unreasonably interfere with the ongoing operations of Seller and its Affiliates, (ii) Seller and its Affiliates shall not be required to provide any audited or unaudited financial statements or any other financial information except as expressly required by Section 6.08(a) and (iii) Seller and its Affiliates shall not be required to provide any updates to any of the financial statements or other financial information provided prior to the date hereof or provided after the date hereof pursuant to Section 6.08(a). Buyer shall, promptly upon request by Seller, reimburse Seller for all reasonable out-of-pocket costs incurred by Seller or any of its Affiliates in connection with such cooperation. Buyer and its Affiliates shall, on a joint and several basis, indemnify and hold harmless Seller and its Affiliates from and against any Damages suffered or incurred by them in connection with the arrangement of the Debt Financing, including any information utilized in connection therewith; provided that nothing in this Section 6.11 shall limit the Buyer

Indemnitees’ rights to indemnification under Article X to the extent there is an underlying indemnifiable claim. Seller shall have the right to consent to the use of its and its Affiliates’ logos in connection with the Debt Financing (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) Notwithstanding anything to the contrary in this Section 6.11, Buyer acknowledges and agrees that its obligation to consummate the Transactions on the terms and subject to the conditions set forth herein are not contingent on any debt or equity financing (including the Debt Financing) or the receipt of the proceeds therefrom.

ARTICLE VII

Post-Closing Covenants

Seller covenants and agrees with Buyer and Buyer covenants and agrees with Seller that during the period commencing after the Principal Closing:

SECTION 7.01. Transfer of Trademarks; Use of Excluded Trademarks by Buyer. (a) Buyer covenants that, except as hereinafter set forth in paragraph (b) or (c) below, neither Buyer nor any of its Affiliates shall use in any manner any Trademark or trade dress of Seller or any of its Affiliates (other than the Trademarks included in the Transferred IP), including the names JOHNSON & JOHNSON, JOHNSON & JOHNSON MEDICAL, J&J, ETHICON, CILAG, BIOPATCH, certain trade dress associated with the Transferred Assets, the term “JJ” as part of any domain name and other marks including the terms JOHNSON, J’s and J in script logo form.

(b) Seller hereby grants, and shall cause its Affiliates to grant, to Buyer permission to use the Trademarks, including trade dress, owned by Seller or its Affiliates and currently used in the Business as of the Applicable Closing Date (other than the Trademarks included in the Transferred IP) except as set forth on Schedule 7.01(b), solely to the extent that such Trademark appears on or trade dress is incorporated in any Transferred Asset conveyed pursuant hereto (collectively, the “Seller Trademarked Items”) until the earlier of (i) the depletion of such Seller Trademarked Items or (ii) six months from the Applicable Closing Date (the “Expiration Period”). When the Expiration Period expires, Buyer is responsible for the destruction and disposal of any remaining Seller Trademarked Items bearing the name or trademark of Seller or its Affiliates then in Buyer’s possession or returned to Buyer after the Expiration Period; provided, however, that Buyer shall not be required to destroy or return any existing Seller Trademarked Items that are used by Buyer for internal purposes only in the Business, and are not distributed or disclosed to third parties after the Expiration Period. Buyer and its Affiliates hereby agree to indemnify Seller and the other Seller Indemnitees from and against any and all Damages incurred or suffered in connection with or resulting from such permitted use of Seller Trademarked Items in this Section 7.01(b). After the Principal Closing, Seller and its Affiliates have no obligation to maintain or renew any Patents, Trademarks or Copyrights in the Transferred IP or domain names in the Transferred Assets.

(c) Seller hereby grants, and shall cause its Affiliates to grant, to Buyer permission to use the Internet domain names containing the term “aspjj” set forth on Schedule 7.01(c) (collectively, the “Licensed Domain Names”), solely for activities in support of the Business, until six months from the Principal Closing Date (provided that Buyer may request, subject to Seller’s consent (such consent not to be unreasonably withheld, conditioned or delayed), to extend such period to the date that is one year from the Principal Closing Date) (the “Domain Name Expiration Period”); provided, however, that at all times the Licensed Domain Names shall (i) re-direct automatically to websites that are owned and are controlled (including by contract), maintained or operated by Buyer or one of its Affiliates and (ii) contain no content that is indecent, unlawful or disparaging of Seller or any of its Affiliates or otherwise harmful to Seller or any of its Affiliates. The parties acknowledge and agree that Seller shall retain exclusive control and management of accounts, credentials, authentication, logins, email addresses, passwords and other information relating to each Licensed Domain Name and the registrar associated therewith for purposes of exercising the foregoing rights. Buyer and its Affiliates hereby agree to indemnify Seller and the other Seller Indemnitees from and against any and all Damages incurred or suffered in connection with or resulting from such permitted use of the Licensed Domain Names. Seller and its Affiliates have no obligation to maintain or renew any Licensed Domain Names after the Domain Name Expiration Period.

(d) For a period of up to two years after the Principal Closing Date, (i) Seller shall provide to Buyer the necessary information and execute applicable country assignments, domain name transfers and associated documentation as may be reasonably required to permit Buyer at its expense to effect and perfect the transfer of the applications and registrations of the Patents, Trademarks and Copyrights included in the Transferred IP and the domain names included in the Transferred Assets in accordance with Sections 2.02(a), 2.02(c) and 2.02(h) and (ii) Seller will reasonably cooperate with Buyer in filing appropriate documents to cancel all “registered user” filings worldwide that are in favor of Seller or any of its Affiliates if requested by Buyer and required by the local patent and trademark office to record the change of ownership of the Transferred IP. After such period, Seller shall have no further obligation hereunder.

SECTION 7.02. Use of Transferred IP by Seller During Transition Period. Buyer hereby grants to Seller and its Affiliates permission to use the Transferred IP transferred to Buyer or its Affiliates pursuant to this Agreement during the terms of the Transition Services Agreement and the Transition Manufacturing Services Agreement solely to the extent required by Seller and its Affiliates to provide the services described therein to Buyer or its Affiliates.

SECTION 7.03. Preservation of Records; Access. (a) Subject to Section 7.03(b), Seller and Buyer agree that each of them shall preserve and keep the books, records and other data held by them or any of their Affiliates relating to (x) in the case of Seller, the Excluded Assets and Excluded Liabilities to the extent such materials were retained by Seller and relate to the Business and (y) in the case of Buyer, the Transferred Assets, the Assumed Liabilities and the Transferred Equity Interests conveyed and assumed at any Applicable Closing to the extent such materials were transferred to Buyer, in each case relating to the period prior to the Applicable Closing Date (“Pre-Closing Business Records”), in each case in accordance with the general document retention practices and policies of Parent and its Subsidiaries or Buyer, as applicable, and, subject to customary confidentiality undertakings comparable to those included in the Confidentiality Agreement, each of Seller and Buyer will permit the other party and its duly authorized representatives reasonable access (including, for a period of three years following the Applicable Closing, the right to make copies at such other party’s expense), during normal business hours, upon reasonable advance written notice to the other party, and without undue burden or interruption on such party, its Affiliates or their respective businesses, to such Pre-Closing Business Records to the extent reasonably required for accounting, regulatory, compliance, litigation or investigation purposes or otherwise reasonably required by Seller or Buyer, as applicable (other than in connection with a dispute, claim, litigation or other proceeding between Buyer and Seller or any of their respective Affiliates); provided, however, that in no event shall a party or its Affiliates have access to any information the disclosure of which, based on advice of the other party’s counsel, would violate applicable Law or would reasonably be expected to waive any legal privilege.

(b) Notwithstanding Section 7.03(a), in order for (i) Buyer and its Affiliates to facilitate the resolution of any Product Claims or other legal, administrative, arbitration, suits, litigation, proceeding, investigation or third party claim relating to the Business that, in each case, arise and is pending before the Applicable Closing (collectively, the “Specified Litigation”) and (ii) Seller and its Affiliates to facilitate the resolution of the Retained Matter, for a period of seven years after the Principal Closing Date, Seller and Buyer shall, and shall cause their respective Affiliates to, reasonably cooperate with each other in the investigation, prosecution, defense and appeal of any Specified Litigation or the Retained Matter, as applicable, including by (A) during regular business hours and upon reasonable advance written notice (and at the sole cost and expense of (x) Buyer, if related to any Specified Litigation, or (y) Seller, if related to the Retained Matter), making available in a timely manner its and its Affiliates’ employees whose assistance is reasonably required by the other party for the investigation, prosecution, defense and appeal of any Specified Litigation or the Retained Matter, as applicable; (B) forwarding, as promptly as practicable, any and all correspondence, notices or other documents received by such party or any of its Affiliates in connection with any Specified Litigation or the Retained Matter, as applicable (subject to, in each case, any applicable attorney client privilege, work product doctrine or other similar legal privilege, unless Buyer shall have entered into a joint defense agreement or similar agreement, reasonably acceptable to Seller, pursuant to which such privilege or work product doctrine would not be waived with respect to third parties); (C) maintaining and not destroying (other than in accordance with the general document retention practices and policies of Parent (and its Subsidiaries or Buyer, as applicable), documentation that would reasonably be expected to be relevant to any Specified Litigation or the Retained Matter; and (D) providing access, subject to Section 7.03(a), to documents not in the possession of such party or such party’s Affiliates or their respective representatives and that have been retained by such party or its Affiliates pursuant to the foregoing clause (C). In addition, in order for Buyer and its Affiliates to facilitate the resolution of any Product Claims or other legal, administrative, arbitration, suits, litigation, proceeding or investigation relating to the Business that arises after the Applicable Closing but relates to the conduct of the Business during the period prior to the Applicable Closing (collectively, “Post-Closing Claims”), Seller will forward, as promptly as practicable, any and all correspondence, notices or other documents received by Seller or any of its Affiliates in connection with such Post-Closing Claims (subject to, in each case, any applicable attorney client privilege, work product doctrine or other similar legal privilege, unless Buyer shall have entered into a joint defense agreement or similar agreement, reasonably acceptable to Seller, pursuant to which such privilege or work product doctrine would not be waived with respect to third parties). Notwithstanding the foregoing, neither party nor any of its Affiliates shall be required to cooperate with the other party or any of such other party’s Affiliates pursuant to this Section 7.03(b) with respect to a particular matter in the event that such other party or any of its Affiliates asserts a defense or claim with respect to such matter that is adverse to such party or any of its Affiliates.

(c) (i) Seller shall deliver, or cause to be delivered, to Buyer, in each case to the extent not previously delivered prior to the Principal Closing pursuant to Section 6.08(a): (A) the Comparative Q2 2018 Financial Statements on or prior to October 29, 2018; (B) if the Principal Closing has not occurred by September 30, 2018, the Comparative Q3 2018 Financial Statements on or prior to February 8, 2019; and (C) if the Principal Closing has not occurred by December 30, 2018, the 2018 Audited Financial Statements on or prior to May 1, 2019. The audit of the 2018 Audited Financial Statements, if such financial statements are required to be delivered pursuant to this Section 7.03(c), shall be performed by Seller’s independent certified public accountants in accordance with AICPA standards and the 2018 Audited Financial Statements shall include an audit report based on auditing standards generally accepted in the United States from Seller’s independent certified public accountants. Buyer will execute such acknowledgments and releases as are requested by Seller’s independent certified public accountants with respect to the receipt and use of the financial statements referred to in this Section 7.03(c). Without limiting the foregoing, for purposes of complying with S-X 3-05, Buyer will request a consent for use of such financial statements from Seller’s independent certified public accountants, as required pursuant to S-X 3-05.

(ii) Seller shall (A) use commercially reasonable efforts to obtain a consent from Seller’s independent certified public accountants to the inclusion of their audit report with respect to the 2015/2016/2017 Audited Financial Statements and the 2018 Audited Financial Statements (as applicable) pursuant to S-X 3-05, to the extent such financial statements are (x) required to be delivered by Seller under this Agreement and (y) required to be filed by Buyer under Item 9.01(a) of Form 8-K, (B) cooperate with Buyer to obtain a consent from Seller’s independent certified public accountants to the inclusion of their audit report with respect to the 2015/2016/2017 Audited Financial Statements and the 2018 Audited Financial Statements (as applicable) pursuant to S-X 3-05, to the extent such financial statements are (x) required to be delivered by Seller under this Agreement and (y) required to be filed by Buyer in any other public filing with the SEC and (C) otherwise cooperate with Buyer in connection with any reasonable requests from Buyer to Seller’s independent certified public accountants in connection with any required use of the financial statements referred to in the foregoing clauses (A) and (B) (subject, in each case, to the execution by Buyer of any necessary acknowledgments, releases and consent requests requested by Seller’s independent certified public accountants).

(d) For a period of 18 months after the Principal Closing Date and at Seller’s sole cost and expense, Buyer shall make the Transferred Employees available to Seller to assist Seller, and shall otherwise cooperate with Seller, in the preparation and submission of any financial statements or other financial information of the Business required to be prepared by Seller under this Agreement or the Transition Services Agreement and the satisfaction of Seller’s obligations hereunder or thereunder, as well as in the preparation and submission of any of Seller’s financial statements, in each case to the extent such Transferred Employees have provided such information or such assistance prior to the Principal Closing.

SECTION 7.04. Insurance. Except with respect to insurance proceeds that constitute Transferred Assets under clause (xvi) of Annex 2.02(a), the coverage under all insurance policies related to the Business and arranged or maintained by Seller or its Affiliates is only for the benefit of Seller and its Affiliates, and not for the benefit of Buyer or the Business. As of the Applicable Closing Date and consistent with Section 2.02(a), Buyer agrees to arrange for its own insurance policies with respect to the Business as it deems appropriate and agrees not to seek, through any means, to benefit from any of Seller’s or its Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Business.

SECTION 7.05. Payments from Third Parties. In the event that, on or after the Applicable Closing Date, either party shall receive any payments or other funds due to the other pursuant to the terms of any of the Transaction Documents, then the party receiving such funds shall promptly forward such funds to the proper party. The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under any of the Transaction Documents.

SECTION 7.06. Assurances. Subject to Section 2.02(g), for a period of up to the later of (i) 18 months after the Principal Closing Date and (ii) six months after any Applicable Closing Date, if either Buyer or Seller becomes aware that any of the Transferred Assets with respect to which the Applicable Closing has occurred has not been transferred to Buyer or that any of the Excluded Assets has been transferred to Buyer, it shall promptly notify the other and the parties hereto shall, as soon as reasonably practicable, ensure that such property is transferred, with any necessary prior third-party consent or approval, to:

(a) Buyer, in the case of any Transferred Asset with respect to which the Applicable Closing has occurred and which was not transferred at the Applicable Closing; or

(b) Seller, in the case of any Excluded Asset which was transferred at the Applicable Closing.

SECTION 7.07. Returned Goods. For a period of one year after the Applicable Closing Date, Buyer agrees to adhere to the returned goods policy set forth on Schedule 7.07 with respect to all Products of the Business received from customers, whether sold by Buyer or Seller, to the extent any such returned Product has the name or trademark of Seller or an Affiliate of Seller on it.

SECTION 7.08. Tax Matters. (a) Preparation and Filing of Tax Returns; Payment of Taxes. (i) Seller shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Transferred Company for all Pre-Closing Tax Periods that are due (including applicable extensions) on or before the Applicable Closing Date. Seller shall also prepare and file all Tax Returns for the Transferred Company that are required to be included in (or filed with) a Tax Return of an Affiliated Group. Any such Tax Returns described in this Section 7.08(a)(i) (other than Tax Returns for the Transferred Company that are required to be included in (or filed with) a Tax Return of an Affiliated Group) shall be prepared on a basis consistent with the past practices of the Transferred Company (other than any United States federal income Tax Return containing the Section 338(h)(10) Election and any state income Tax Return giving effect to such Section 338(h)(10) Election) unless Seller notifies Buyer in writing that a different position is required by applicable Law, and the parties mutually agree on the resolution of such issue (and each party shall reasonably endeavor to reach such mutual agreement).

(ii) Buyer shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns (other than (A) those relating to Transfer Taxes, which are addressed by Section 2.06, and (B) those that are required to be included in or filed with a Tax Return of an Affiliated Group, which will be filed by Seller) required to be filed by the Transferred Company, or in respect of the Transferred Assets or the Business, and which are required to be filed after the Applicable Closing Date. Any such Tax Returns as are filed by the Transferred Company that include a Pre-Closing Tax Period shall be prepared on a basis consistent with the past practices of the Transferred Company, unless Buyer notifies Seller in writing that a different position is required by applicable Law, and the parties mutually agree on the resolution of such issue (and each party shall reasonably endeavor to reach such mutual agreement). With respect to any Tax Return required to be filed by Buyer for or including a Pre-Closing Tax Period, Buyer shall deliver to Seller for its approval, at least thirty days prior to the due date for the filing of such Tax Return (taking into account any applicable extensions), a statement setting forth the amount of Tax for which Seller is responsible pursuant to Section 7.08(d)(i) and a copy of such Tax Return, together with any additional information that Seller may reasonably request. Seller shall have the right to review such Tax Return, statement and additional information, if any, prior to the filing of such Tax Return, and Buyer shall reflect on such Tax Return any reasonable comments submitted by Seller at least five days prior to the due date of such Tax Return. Any Tax Return of the Transferred Company or an Asset Selling Affiliate for a Straddle Period shall, to the extent permitted by applicable Law, be filed on the basis that the relevant Tax period ended as of the close of business on the Applicable Closing Date. Neither Buyer nor any of its Affiliates (including the Transferred Company) shall file an amended Tax Return, or agree to any waiver or extension of the statute of limitations relating to Taxes, with respect to the Transferred Company, the Transferred Assets, or the Business for a Pre-Closing Tax Period or a Straddle Period without the prior written consent of Seller. Neither Seller nor any of its Affiliates shall file an amended Tax Return, or agree to any waiver or extension of the statute of limitations relating to Taxes, with respect to the Transferred Company, the Transferred Assets, or the Business for a Straddle Period without the prior written consent of Buyer; provided, that no such consent shall be required where such Tax Return, or such waiver or extension, relates to a Tax Return of an Affiliated Group (or does not otherwise solely relate to the Transferred Company, Transferred Assets or the Business).

(iii) Each of Seller and Buyer shall timely pay, or cause to be timely paid, all Taxes due and payable with respect to Tax Returns required to be filed by it under Section 7.08(a), without limiting or altering any reimbursement obligation by the other party pursuant to Section 7.08(d); provided that, with respect to any Tax Return described in Section 7.08(a)(ii) relating to any Pre-Closing Tax Period, Seller shall pay any Taxes for which Seller has an indemnification obligation pursuant to Section 7.08(d) to Buyer no later than five days prior to the due date for the filing of such Tax Return.

(b) Carrybacks. Buyer, on its own behalf and on behalf of its Affiliates and to the extent permitted by applicable Law, hereby waives any right to use or apply in any Pre-Closing Tax Period any Tax asset, including any net capital loss, net operating loss, foreign Tax credit, charitable contribution credit or research and development credit, of the Transferred Company arising in any taxable period ending after the Applicable Closing Date.

(c) Refunds. Seller shall be entitled to retain, or receive prompt payment from Buyer or any of its Affiliates (including the Transferred Company) with respect to, any refund, credit, offset or other similar benefit received or realized with respect to Taxes attributable to the Transferred Company, the Transferred Assets or the Business for any taxable period ending on or before the Applicable Closing Date, including any such amounts arising by reason of amended Tax Returns filed after the Applicable Closing Date (but excluding any amounts taken into account under the proviso in Section 7.08(d)(i)), net of any unreimbursed costs (including Tax costs) Buyer or any of its Affiliates (including the Transferred Company) incurred in respect of any such refund, credit, offset or other similar benefit received or realized, but only to the extent that such refund (or credit) is not a refund (or credit) with respect to the Final Prepaid Tax Amount. In connection with the foregoing, if Seller determines that the Transferred Company is entitled to file or make a formal or informal claim for a refund of Taxes (including by filing an amended Tax Return) with respect to a Pre-Closing Tax Period, Seller shall be entitled, at Seller’s expense, to file or make, or, at Seller’s expense, to require that Buyer cause the Transferred Company to file or make, such formal or informal claim for refund, and Seller shall be entitled to control the prosecution of such claim for refund. Buyer will cooperate, and cause the Transferred Company to cooperate, with respect to such claim for refund, and will pay, or cause the Transferred Company to pay, to Seller the amount (including interest) of any related refund, credit, offset or other similar benefit received or realized by Buyer or any Affiliate thereof (including the Transferred Company), net of any unreimbursed costs (including any Tax costs) incurred by Buyer and its Affiliates in respect of such refund, credit, offset or other similar benefit, within five days of receipt (or realization) thereof. Buyer and the Transferred Company shall be entitled to retain, or receive prompt payment from Seller with respect to, any refund, credit, offset or other similar benefit received or realized with respect to Taxes attributable to the Transferred Company, the Transferred Assets or the Business for a taxable period beginning after the Applicable Closing Date. Buyer and Seller shall equitably apportion any refund, credit, offset or other similar benefit received or realized with respect to Taxes attributable to the Transferred Company, the Transferred Assets or the Business for a Straddle Period in a manner consistent with the principles set forth in Section 7.08(d)(v). If, as a result of the resolution of any Tax Proceeding, the amount of any such refund, credit, offset or other similar benefit paid over to Seller is reduced, Seller shall repay to the Buyer an amount equal to any such reduction.

(d) Tax Indemnification.

(i) Seller shall indemnify, defend and hold Buyer and its Affiliates harmless from and against all liability for (A) Taxes imposed on the Transferred Company, or for which the Transferred Company may otherwise be liable, as a result of having been a member of an Affiliated Group (including Taxes for which the Transferred Company may be liable pursuant to Treasury Regulations Section 1.1502-6 or 1.338(h)(10)-1(d)(2) and any Taxes resulting from the Transferred Company ceasing to be a member of any Affiliated Group), (B) Taxes imposed on the Transferred Company, or for which the Transferred Company may otherwise be liable, for any Pre-Closing Tax Period (including (x) any Taxes attributable, relating, or with respect, to any transfer, assignment and/or conveyance contemplated by Section 6.07 and (y) any Taxes as a result of, or relating or attributable to, any obligation of the Transferred Company under any Tax allocation, Tax indemnity or Tax sharing agreement entered into prior to the Principal Closing, or as a result of the Transferred Company being a transferee or successor in a transaction occurring prior to the Principal Closing), (C) Taxes that are Excluded Liabilities, (D) Taxes arising out of, attributable to, relating to, or resulting from, a breach by Seller or its Affiliates of any of its covenants or agreements in this Agreement, (E) any Taxes resulting from any action of Seller or any of its Affiliates (including prior to the Principal Closing Date, the Transferred Company) that causes the Section 338(h)(10) Election to be invalid and (F) any Taxes described in Section 2.02(i); provided, however, that Seller’s indemnity obligation for Taxes pursuant to this Section 7.08(d) shall be reduced by the amount of any refunds of Taxes with respect to Pre-Closing Tax Periods to the extent received after the Applicable Closing Date by Buyer or any of its Affiliates (including the Transferred Company) and not remitted to Seller prior to the date on which Seller is required to make the applicable indemnity payment hereunder.

(ii) Notwithstanding Section 7.08(d)(i) above, Seller shall not indemnify, defend or hold harmless Buyer or any of its Affiliates (including the Transferred Company) from any liability for Taxes to the extent directly attributable to (A) any election made by Buyer or any of its Affiliates under U.S. federal, state, local or non-U.S. Tax Law effective for any Pre-Closing Tax Period (and the costs attributable to any such election shall be borne solely by Buyer), which election is made after the Applicable Closing Date and is not expressly required by this Agreement, (B) any action or failure to act by Buyer or any of its Affiliates that causes the Section 338(h)(10) Election to be invalid or (C) any other action taken or failure to act, in each case after the Applicable Closing Date and outside of the ordinary course of business, by Buyer, any of its Affiliates (including the Transferred Company), or any transferee of Buyer or any of its Affiliates (including the Transferred Company), but excluding any such action or failure to act expressly required by this Agreement, effected with the written consent of Seller or required by applicable Law (including the filing of any Tax Return and any position reflected thereon) (such action or failure to act, together with the preceding clauses (A) and (B), a “Buyer Tax Act”), which Buyer Tax Act would otherwise give rise to a Seller Tax indemnity obligation under this Section 7.08(d) or reduce any Tax asset of Buyer or any of its Affiliates. For the avoidance of doubt, neither the Section 338(h)(10) Election nor any Code Section 338(g) election (or any comparable election under state or local Tax Law) expressly permitted by Section 2.02(i) shall constitute a Buyer Tax Act.

(iii) Notwithstanding Section 7.08(d)(i) above, Seller shall not indemnify, defend or hold harmless Buyer or any of its Affiliates (including the Transferred Company) from any liability for (A) Transfer Taxes for which Buyer is responsible pursuant to Section 2.06(a) or (B) Taxes attributable to a breach by Buyer or its Affiliates (including the Transferred Company) of any of its covenants or agreements in this Agreement.

(iv) Buyer and its Affiliates (including the Transferred Company) shall indemnify, defend and hold Seller and its Affiliates harmless from and against all (A) Tax liabilities of the Transferred Company, or with respect to the Transferred Assets or the Business, other than any such Tax liabilities that Seller must indemnify Buyer and its Affiliates for under Section 7.08(d)(i), (B) liabilities for Transfer Taxes for which Buyer is responsible pursuant to Section 2.06(a), (C) Tax liabilities attributable to a Buyer Tax Act, or (D) Tax liabilities attributable to any breach by Buyer or any of its Affiliates (including the Transferred Company) of any covenant or other agreement hereunder;

(v) In the case of any Straddle Period:

(A) The periodic Taxes of the Transferred Company, Seller and the Asset Selling Affiliates, that are not based on income or receipts (e.g., property Taxes) for the Pre-Closing Tax Period shall be computed based upon the ratio of the number of days in the Pre-Closing Tax Period and the number of days in the entire Tax period; and

(B) Taxes of the Transferred Company, Seller and the Asset Selling Affiliates for the Pre-Closing Tax Period, other than Taxes described in Section 7.08(d)(v)(A) above, shall be computed as if such Tax period ended as of the close of business on the Applicable Closing Date and, in the case of any Taxes of the Transferred Company, Seller and the Asset Selling Affiliates attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or foreign Law), as if the Tax period of such partnership, other “flowthrough” entity or “controlled foreign corporation” ended as of the close of business on the Applicable Closing Date.

(vi) Any indemnity payment required to be made pursuant to this Section 7.08(d) shall be made within 30 days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five business days prior to the date on which the relevant Taxes are required to be paid to the applicable Taxing Authority.

(vii) The indemnification obligations under this Section 7.08(d) shall survive the Applicable Closing until the date that is 60 days after the expiration of the applicable statute of limitations, and shall thereafter expire and be of no force or effect.

(e) Tax Proceedings.

(i) Buyer shall notify Seller within 15 business days after Buyer becomes aware of a Tax Proceeding for a Pre-Closing Tax Period with respect to the Transferred

Company (provided that any failure by Buyer to do so shall not affect Seller’s indemnification obligations under Section 7.08(d)(i) except to the extent that Seller is materially prejudiced by such failure). With respect to any Tax Proceeding relating to (A) Taxes that are subject to indemnification under Section 7.08(d)(i), (B) any Taxes that are Excluded Liabilities or (C) a Tax Return for an Affiliated Group, Seller may choose in its sole discretion (at its expense) to control all proceedings and may make all decisions taken in connection with such Tax Proceeding (including selection of counsel), and, without limiting the foregoing, may, in its sole discretion, pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the applicable Tax liability and sue for a refund or contest the Tax at issue in such Tax Proceeding; provided, however, that Seller shall keep Buyer reasonably informed of the progress and developments of any material Tax Proceeding described in this Section 7.08(e)(i) (other than one described in clause (C) above) that is relevant to the Transferred Company and, with respect to any such material Tax Proceeding that Buyer reasonably determines may have a material effect on Buyer in a Post-Closing Tax Period, Seller shall communicate and consult with Buyer regarding any potential settlement, which obligation shall not affect Seller’s discretion under this Section 7.08(e)(i).

(ii) Except as otherwise provided herein, including Section 2.05(f), Buyer shall control all other Tax Proceedings not described in Section 7.08(e)(i) with respect to Taxes of the Transferred Company or Taxes otherwise relating solely to the Transferred Assets or the Business, in each case, for any Post-Closing Tax Period.

(iii) Buyer, the Transferred Company and each of their respective Affiliates, on the one hand, and Seller and its respective Affiliates, on the other hand, shall cooperate in contesting any Tax Proceeding, which cooperation shall include the retention and, upon request, the provision to the requesting party of records and information, including copies of any relevant Tax Returns and supporting work schedules, which are reasonably relevant to such Tax Proceeding, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Proceeding. Buyer, Seller and their respective Affiliates shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 7.08(e).

(f) Miscellaneous.

(i) Buyer shall not, and shall not cause or permit any Affiliate (including the Transferred Company) to, take any action on the Applicable Closing Date other than in the ordinary course of business except as required by this Agreement or applicable Law or with Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(ii) Section 338(h)(10) Election.

(A) Buyer and Seller shall join in timely making a valid election under Section 338(h)(10) of the Code (and any comparable election under state or local Tax Law) (the “Section 338(h)(10) Election”) with respect to the Transferred Company.

(B) Buyer shall not, and shall cause its Affiliates (including, following the Principal Closing, the Transferred Company) not to, undertake any action or engage in any transaction that would jeopardize the validity of the Section 338(h)(10) Election. Seller shall not, and shall cause its Affiliates (including, following the Principal Closing, the Transferred Company) not to, undertake any action or engage in any transaction that would jeopardize the validity of the Section 338(h)(10) Election.

(C) Seller shall prepare and file all Section 338 Forms in accordance with applicable Tax Law. At least 45 days prior to the date the Section 338 Forms are required to be filed, Seller shall (x) deliver a draft of such Section 338 Forms to Buyer and (y) Seller shall make any changes to such forms as reasonably requested by Buyer. Buyer shall execute and deliver to Seller such Section 338 Forms (as amended) at least 20 days prior to the date such Section 338 Forms are required to be filed. Nothing in this Section 7.08(f)(ii) shall affect the rights and obligations of Buyer and Seller under Section 2.05.

(D) Buyer and Seller agree to report the transfers under this Agreement consistent with the Section 338(h)(10) Election and shall take no position contrary thereto unless required to do so by applicable Tax Law.

(iii) Except as otherwise provided in this Section 7.08, with respect to the Transferred Company, Buyer shall not make or change any election with respect to Taxes that would give rise to a Seller Tax indemnity obligation under Section 7.08(d)(i) or reduce any Tax asset of Seller or any of its Affiliates.

(iv) Each of Buyer and Seller shall provide the other with such information and records, and make such of its officers, directors, employees and agents available, as may reasonably be requested by such other party in connection with any Tax compliance obligations, any reasonable Tax-related questions relating to Business Records or Contracts, or the conduct of any Tax Proceeding relating to the Transferred Company, the Transferred Assets or the Business for any Pre-Closing Tax Period or a Straddle Period. For the avoidance of doubt, Buyer shall be permitted to make any such reasonable requests prior to any Applicable Closing Date. Buyer shall, within 120 days after the end of the applicable Tax period, prepare, or cause the Transferred Company to prepare, in either case in a manner consistent with the Transferred Company’s past practices, all Tax work paper preparation packages necessary to enable Seller to prepare, or cause to be prepared, all Tax Returns that Seller is obligated to prepare, or cause to be prepared, with respect to such Tax period under this Agreement. Notwithstanding anything herein to the contrary, Seller shall not be required to provide Buyer with a copy of, or otherwise disclose the contents of, any Tax Return for an Affiliated Group.

(v) Notwithstanding anything herein to the contrary, any claims for any and all Tax matters (including with respect to any Tax Proceedings described in Section 7.08(e) but not with respect to Tax Proceedings described in Section 2.05(f), which shall be governed by Section 10.06) shall be made only pursuant to, and the procedures with respect thereto shall be governed exclusively by, this Section 7.08 and shall not be governed by the provisions of Article X; provided, however, that Sections 10.01, 10.07, 10.08 and 10.09 shall apply to such claims and such procedures with respect thereto and, for the avoidance of doubt, in the event of any conflict between any provision of this Section 7.08 and any provision of Article X, the provisions of this Section 7.08 shall control; provided, further, that any claim by Buyer under Section 10.02 arising out of or as a result of any breach of the representations and warranties contained in Section 3.18(d) or Section 3.18(l) shall be subject to the procedures of Section 7.08(e) and this Section 7.08(f) and shall not be subject to Section 10.05 and Section 10.06 (it being understood that, in the event of any conflict between any provision of this Section 7.08 and any provision of Article X, the provisions of this Section 7.08 shall control). For purposes of Sections 10.07, 10.08 and 10.09, (A) a party entitled to indemnification under this Section 7.08 shall be an Indemnified Party and (B) a party with an indemnification obligation under this Section 7.08 shall be an Indemnifying Party.

(vi) Any Tax allocation, Tax indemnity or Tax sharing agreement (other than (A) agreements a primary purpose of which is not the allocation or indemnification of Taxes, (B) agreements for the borrowing of money and (C) this Agreement or any other Transaction Document) between the Transferred Company, on the one hand and any Person, on the other hand, shall be terminated as to the Transferred Company on or prior to the Principal Closing Date, and after the Principal Closing Date, none of the Transferred Company, Buyer or any of its Affiliates shall not have any liability thereunder.

(g) Survival. The obligations set forth in this Section 7.08 shall survive the consummation of the transactions contemplated hereby until 60 days following the expiration of the applicable statute of limitations except for such claims for indemnification asserted prior to such date, which claims shall survive until final resolution thereof.

SECTION 7.09. Ancillary Agreements. At the Principal Closing, Buyer and Seller shall enter into, execute and deliver the Transition Services Agreement, substantially in the form attached as Exhibit G (the “Transition Services Agreement”), the Transition Manufacturing Services Agreement, substantially in the form attached as Exhibit H (the “Transition Manufacturing Services Agreement”) and the Reverse Transition Services Agreement, substantially in the form of the Transition Services Agreement (as applicable to Administrative Services (as defined therein)), mutatis mutandis, with respect to the provision of the services described on Schedule 7.09 by Buyer or one of its Affiliates (the “Reverse Transition Services Agreement”).

SECTION 7.10. Bulk Transfer Laws. Buyer acknowledges that Seller and the Asset Selling Affiliates have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws of any jurisdiction. Buyer hereby waives compliance by Seller and the Asset Selling Affiliates with the provisions of any bulk sale or bulk transfer Laws or similar Laws of any jurisdiction in connection with the Transactions; provided that the foregoing acknowledgement and waiver shall not be deemed to limit, waive, or otherwise modify the representations and warranties of Seller as set forth in Article III of this Agreement.

SECTION 7.11. Replacement of Seller Guaranties. On or prior to Principal Closing, Buyer shall use commercially reasonable efforts (and Seller shall reasonably cooperate with Buyer in good faith) so as to cause the replacement, effective as of the Principal Closing, of all guaranties, letters of credit and other sureties provided by Seller or any of its Affiliates other than the Transferred Company to the Business (the “Credit Support Items”) on a like-for-like basis; provided that if any Credit Support Item is not replaced effective as of the Principal Closing, Buyer shall use its commercially reasonable efforts to replace such Credit Support Item promptly after the Principal Closing and shall indemnify Seller and its Affiliates against, and hold each of them harmless from, any and all Damages (including all out of pocket costs and expenses incurred by Seller or its Affiliates to maintain such Credit Support Item) incurred or suffered by Seller or any of its Affiliates related to or arising out of such Credit Support Item.

SECTION 7.12. Confidentiality; Other Transaction Matters.

(a) From and after the Principal Closing, each of Seller and Buyer shall not, and shall cause their respective Affiliates and their respective representatives not to, disclose to any Person other than their respective authorized officers, directors and employees, any Confidential Information (as defined below), except, in the case of Seller, its Affiliates and their respective representatives, to the extent necessary to perform their respective obligations pursuant to any of the Ancillary Agreements. Notwithstanding the foregoing, none of Seller, Buyer, their respective Affiliates or their respective officers, directors and employees shall have any obligation to keep confidential any Confidential Information if and to the extent disclosure thereof is specifically required by applicable Law or made in connection with the enforcement of any right or remedy related to this Agreement, any of the other Transaction Documents or any of the Transactions; provided that in the event disclosure is required by applicable Law, the disclosing party shall, to the extent legally permissible and feasible, provide the other party with reasonable prior notice of such requirement prior to making any disclosure so that such other party may, at such other party’s sole cost and expense, seek an appropriate protective order. For purposes of this Section 7.12(a), “Confidential Information” means, (A) in the case of Seller’s obligations hereunder, any information specifically related to the Business, including methods of operation, customers, customer lists, products, prices, fees, costs, inventions, trade secrets, know-how, software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters, and (B) in the case of Buyer’s obligations hereunder, any confidential or proprietary information related to Seller or any of its Affiliates that is unrelated to the Business; provided, that Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement, (ii) becomes generally available to the public prior to or after disclosure hereunder other than as a result of a disclosure not otherwise permissible hereunder, (iii) is independently developed or derived by the disclosing party or any of its Affiliates without use of or reference to any Confidential Information or (iv) becomes available to the disclosing party or its Affiliates or representatives on a non-confidential basis from a source (other than the other party or its Affiliates or representatives) which, to its knowledge, after due inquiry, is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation to the other party or its Affiliates. Both parties understand that in accordance with the Defend Trade Secrets Act of 2016, and notwithstanding anything to the contrary in this Agreement, an individual may not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (i) is made in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Both parties shall be responsible for any actions of their respective Affiliates, directors, officers and employees in violation of the confidentiality restrictions in this Section 7.12(a).

(b) Seller shall, and shall cause its Affiliates to, comply with the obligations set forth on Schedule 7.12.

ARTICLE VIII

Employees

SECTION 8.01. Employee Benefits Matters. (a) From and after the date of this Agreement until the Applicable Closing Date, Buyer shall provide Seller advance copies of, and consult with Seller and obtain Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) before distributing any communications to any Employee of the Business whether relating to employee benefits, post-Closing terms of employment or otherwise relating to the Business; provided that (i) Seller’s consent shall not be required (but the remainder of this Section 8.01(a) shall apply) with respect to the form or content of offer letters or other individual communications regarding post-Closing employment of Employees of the Business (including proposed terms of employment, compensation and employee benefits or role or organizational structure) and (ii) this Section 8.01(a) shall not apply to individual conversations or communications regarding matters not covered by the Transaction Documents. Seller shall provide the Buyer with advance copies of, and a reasonable opportunity to comment on, all communications with Employees of the Business relating to post-Closing employment with Buyer and its Affiliates. From and after the date of this Agreement until the Applicable Closing Date, Seller and Buyer agree to cooperate (i) to establish, no later than 30 business days following the date of this Agreement, a communications plan for purposes of communicating details regarding the Transactions and the actions contemplated by this Article VIII to Employees of the Business, including the anticipated delivery of the employment offers contemplated by Section 8.01(c) (the “Communications Plan”) and (ii) to periodically update the Communications Plan prior to the Applicable Closing Date; provided that, for the avoidance of doubt, any communications to any Employee of the Business pursuant to the Communications Plan shall remain subject to the first two sentences of this Section 8.01(a).

(b) To the extent permitted by applicable Law and as soon as practicable after the date of this Agreement, Seller shall provide Buyer with a list on Schedule 8.01(b) containing an identification number, date of hire (or recognized service date), position, location, and base salary, wage rate, target bonus (and, for sales employees, sales incentive targets), the bonuses or sale incentives paid for the prior fiscal year, outstanding equity awards (including grant date, vesting schedule and exercise price, as applicable, and the information required by Section 8.01(k)), expatriate status and any additional information that is necessary for Buyer to establish payroll systems or employee benefit plans as of the Transfer Time, as applicable, of each individual identified by Seller as expected to be an Employee of the Business, and Seller shall update such information periodically prior to the Applicable Closing Date to reflect new hires, leaves of absence and employment terminations and any other material changes thereto and provide copies of such updated lists and information to Buyer.

(c) In the event the employment of an Employee of the Business does not automatically transfer to Buyer or its Affiliates upon the occurrence of the Applicable Closing by operation of Law or pursuant to the transfer of the Transferred Equity Interests to Buyer or its Affiliates, (i) Seller shall take, or cause its respective Affiliates to take, all actions required in accordance with applicable Law in respect of the transfer of employment of such Employees of the Business to Buyer or one of its Affiliates, and Seller shall encourage each Employee of the Business to accept any offers of employment pursuant to this Section 8.01(c) in its communications with such individuals; provided that, for the avoidance of doubt, nothing herein shall be interpreted as requiring Seller or any of its Affiliates to provide any such Employee of the Business with any additional compensation or benefits or otherwise incur any material liability; and (ii) not less than 10 business days prior to the Applicable Closing, Buyer or one of its Affiliates will offer employment, effective at 12:01 A.M., local time, on the day of the Applicable Closing Date (the “Transfer Time”), to such Employee of the Business in accordance with this Agreement. Offers pursuant to this Section 8.01(c) shall (A) be for a position substantially comparable to the position held by such Employee of the Business immediately prior to the Transfer Time and either requiring a commute of not more than 50 miles from his or her office location as of immediately prior to the Applicable Closing Date or allowing such Employee of the Business to work out of his or her home (a “Home Relocation”), provided that such Home Relocation does not result in Seller incurring any additional severance obligations, (B) provide for (i) the payment of base wages and bonus opportunities that are not less than as provided to such Employees of the Business immediately prior to the Applicable Closing Date, (ii) employee benefits (including defined benefit pension benefits and equity compensation benefits, but excluding retiree medical benefits) that in the aggregate have a value that is no less favorable in the aggregate to the employee benefits provided by Seller and its Affiliates immediately prior to the Applicable Closing Date (which, for the avoidance of doubt, Buyer may satisfy by providing cash payments or other benefits in lieu of equity compensation or other benefits) and (C) otherwise comply in all respects with applicable Law (including with respect to compensation and benefits). With respect to any Employee of the Business to whom Buyer or one of its Affiliates is required to make an offer of employment pursuant to this Section 8.01(c), and who, as of the Applicable Closing Date, is on approved leave of absence from work with Seller or its Affiliates (each, an “Inactive Employee”), Buyer shall offer employment to such individual on the earliest practicable date following the return of such individual to work with Seller and its Affiliates and otherwise on terms and conditions consistent with this Article VIII; provided that such employee returns to work within 180 days following the Applicable Closing Date or such later time as required by applicable

Law or the terms of any applicable Collective Bargaining Agreement upon presenting themselves for duty to the Business. Seller shall promptly notify Buyer of the occurrence and end of any such leave of absence. In the case of any Inactive Employee who becomes a Transferred Employee on or after the day following the Applicable Closing Date, all references in this Agreement to (A) the Applicable Closing Date (other than in the first sentence of Section 8.01(i) and Section 8.01(m)) shall be deemed to be references to the day prior to the date on which such individual becomes a Transferred Employee and (B) the Transfer Time shall be deemed to be references to 12:01 A.M., local time, on the date that such individual becomes a Transferred Employee. In any jurisdiction where the employment of an Employee of the Business can transfer automatically to Buyer and its Affiliates upon the occurrence of the Applicable Closing by operation of Law, (x) Buyer and Seller agree to take, or cause their respective Affiliates to take, all actions required under applicable Law and all other actions as are necessary or appropriate such that the employment of such Employee of the Business will transfer to Buyer or its Affiliates automatically as of the Transfer Time and (y) in respect of Employees of the Business who are principally employed in Mexico, such Employees of the Business will be transferred to Buyer or one of its Affiliates as of the Applicable Closing Date through “employer substitution mechanics”.

(d) (i) Buyer or its Affiliates shall bear all the liabilities, obligations and costs relating to, and shall indemnify and hold harmless Seller and its Affiliates from and against, any claims made by any Employee of the Business for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties hereto) and for any other claim, cost, liability or obligation (whether related to compensation, benefits or otherwise), in each case, directly or indirectly arising out of (A) Buyer’s breach of its obligations under this Article VIII or (B) any claims for severance or other separation benefits in connection with an involuntary termination of employment by Buyer or its Affiliates of any Transferred Employee after the Transfer Time (including any such termination that occurs or is deemed to have occurred by reason of a Home Relocation).

(ii) Buyer and its Affiliates on the one hand, and Seller and its Affiliates on the other hand, shall each bear 50% of the liabilities, obligations and costs relating to any claims made by any Employee of the Business for any statutory or common law severance or other separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties hereto) and for any claim, cost, liability or obligation (whether related to compensation, benefits or otherwise), in each case, arising out of (A) the transfer of the Transferred Equity Interests to Buyer or its Affiliates, (B) a voluntary or involuntary termination of employment at the Transfer Time, (C) the Employee of the Business’ objection to the automatic transfer of employment to Buyer and its Affiliates or (D) any claims made by any Employee of the Business in the People’s Republic of China for any statutory severance or other separation benefits that arise as a result of any such employee who accepts an offer of employment from Buyer or any of its

Affiliates making a request that such severance or other separation benefits be paid or provided by Seller or any of its Affiliates, but in each case excluding any claims, costs, liabilities or obligations, in each case, covered by clause (i) of this Section 8.01(d). With respect to each claim covered by the immediately preceding sentence, each of the parties and their respective Affiliates shall indemnify and hold harmless the other party and its Affiliates from and against such claim to the extent necessary so that neither party and its Affiliates bears in excess of 50% of the liabilities, obligations and costs relating to such claim. Neither Buyer nor Seller shall encourage any Employee of the Business regarding a request described in clause (D) of this Section 8.01(d)(ii).

(iii) Seller and its Affiliates shall bear all the liabilities, obligations and costs relating to, and shall indemnify and hold harmless Buyer and its Affiliates from and against, any claims made by any Employee of the Business for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties hereto) and for any other claim, cost, liability or obligation (whether related to compensation, benefits or otherwise), in each case, not covered by clauses (i) or (ii) of this Section 8.01(d), including any such claim arising out of the applicable Employee of the Business’ refusal to accept an offer of employment made in compliance with this Article VIII from Buyer or its Affiliates.

(e) With respect to U.S. Transferred Employees, for the 18-month period immediately following the Applicable Closing Date (the “Compensation Protection Period”) Buyer or its Affiliates: (i) shall provide to each Transferred Employee a base salary, wage rate and bonus opportunities, as applicable, that are not less than as set forth on Schedule 8.01(b) and employee benefits (including defined benefit pension benefits and equity compensation benefits, but excluding retiree medical benefits) under plans, programs and arrangements that will provide benefits to such Transferred Employee that are no less favorable, in the aggregate, than the benefits provided by Seller and its Affiliates immediately prior to the Applicable Closing Date; provided that, for the avoidance of doubt, Buyer may satisfy its obligations pursuant to this clause (i) by providing cash payments or other benefits in lieu of equity compensation or other benefits, and (ii) shall either provide an office within a commute of no more than 50 miles from his or her office as of immediately prior to the Applicable Closing Date or provide for a Home Relocation; provided that if a relocation beyond that distance or a Home Relocation is required and such employee’s employment terminates as a result of his or her desire not to accept such a relocation, such employee shall receive the severance benefits at the level set forth in Section 8.01(e). Notwithstanding any provision in this Agreement to the contrary, the value of any Make-Whole Compensation provided to the Transferred Employees shall not be considered in determining whether Buyer and its Affiliates have satisfied their obligations pursuant to this Section 8.01(e). Notwithstanding the foregoing, nothing contemplated by this Agreement shall be construed as requiring either Buyer or any of its Affiliates to continue the employment of any U.S. Transferred Employee or, other than Sections 8.01(k) or 8.01(l), maintaining any compensation or employee benefit plan, policy or program for any period after the Applicable Closing Date; provided that such employee shall receive the severance benefits at the level set forth in Section 8.01(e).

(f) With respect to U.S. Transferred Employees, during the Compensation Protection Period, Buyer or its Affiliates shall provide severance benefits to each Transferred Employee that are no less favorable than the better of (i) those severance or termination benefits applicable to such Transferred Employee as of immediately prior to the Applicable Closing Date and (ii) those provided under Buyer’s severance plan, program, policy or practice (whether contractual or otherwise) on the date of such Transferred Employee’s termination; provided that such severance benefits shall be provided only if the Transferred Employee executes (and does not revoke) a release of claims in favor of Seller, Buyer and their respective Affiliates in a form reasonably satisfactory to Buyer.

(g) With respect to U.S. Transferred Employees, effective from and after the Transfer Time, Buyer and its Affiliates shall (i) recognize, for all purposes (other than benefit accrual under a defined benefit pension plan) under all plans, programs and arrangements established or maintained by Buyer or its Affiliates for the benefit of the Transferred Employees (“Buyer Plans”), service with Seller and its Affiliates prior to the Transfer Time to the extent such service was recognized under the corresponding Listed Plan covering such Transferred Employees, including for purposes of eligibility, vesting and benefit levels and accruals, but excluding accruals under a defined benefit pension plan, and in each case, except (x) where it would result in a duplication of benefits, including, subject to applicable Law, with regard to severance that is required to be paid out to employees upon transfer or (y) with respect to newly established Buyer Plans that do not provide credit for past service to similarly situated employees of Buyer and its Affiliates (other than the Transferred Employees or newly hired employees) and in which at least a comparable number of such similarly situated of employees of Buyer and its Affiliates participate, (ii) waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Buyer or its Affiliates for the benefit of the Transferred Employees, except to the extent such pre-existing condition, exclusion, requirement or waiting period would have applied to such individual under the corresponding Listed Plan, and (iii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Transfer Time for the plan year in which the Applicable Closing occurs.

(h) If permitted by applicable Law, Seller shall pay to the Transferred Employees (i) all accrued but unpaid vacation for periods prior to the Transfer Time, and (ii) all base salary, wages, commissions or other amounts (but not including any annual bonuses or incentives) in respect of services performed by each Employee of the Business for Seller or its Affiliates that are earned and accrued but unpaid as of the Transfer Time, as applicable, in each case, to be paid as soon as administratively practicable after the Transfer Time or as required by applicable Law, but in no event later than 30 business days after the Transfer Time. If, under applicable Law, Seller cannot pay the amounts described in the preceding sentence to Transferred Employees, Seller shall reimburse Buyer for any such amounts that Buyer pays or credits to such Transferred Employees. Buyer will cooperate in good faith with Transferred Employees with respect to vacation commitments purchased or reserved by such Transferred Employees prior to the applicable Transfer Time in respect of periods occurring subsequent to such applicable Transfer Time; it being understood that any such vacation commitments ultimately honored by Buyer shall count against the applicable Transferred Employee’s paid time off credited by Buyer or accrued during his or her service with Buyer or shall be unpaid.

(i) Subject to Seller providing all reasonably necessary support and information in a timely manner (including, for the avoidance of doubt, information reasonably necessary for Buyer to assume the Assumed Benefit Plans, including, where they exist, plan documents reasonably requested by Buyer which Seller agrees to make reasonable best efforts to provide within 15 Business Days after receipt of such a request), no later than the Applicable Closing Date, Buyer shall establish or cause to be established (or utilize existing Buyer Plans), at its own expense, all necessary retirement, pension, employee welfare and employee benefit plans for Transferred Employees, as applicable. Effective as of the Transfer Time, each Transferred Employee shall cease to be an employee of Seller and its Affiliates and shall cease to participate in any Business Employee Benefit Plan (other than any Assumed Benefit Plan) as an active employee. Seller shall be, or shall cause its Affiliates to be, responsible for all (i) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Employee or his or her dependents, (ii) claims for short-term and long-term disability income benefits incurred by any Transferred Employee, (iii) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Employee and (iv) claims relating to COBRA coverage attributable to “qualifying events” with respect to any Transferred Employee and his or her beneficiaries and dependents, in each case, prior to the Transfer Time. Buyer shall be, or shall cause its Affiliates to be, responsible for all (A) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Employee or his or her dependents, (B) claims for short-term and long-term disability income benefits incurred by any Transferred Employee, (C) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Employee and (D) claims relating to COBRA coverage attributable to “qualifying events” with respect to any Transferred Employee and his or her beneficiaries and dependents, in each case, on or after the Transfer Time. Except in the event of any claim for workers compensation benefits, for purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (1) medical, vision, dental and/or prescription drug benefits (including hospital expenses), upon provision of the services, materials or supplies comprising any such benefits and (2) short-term and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits. Seller and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred prior to the Transfer Time by any Transferred Employee. Buyer and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred on or after the Transfer Time by any Transferred Employee. A claim for workers compensation benefits shall be deemed to be incurred when the event giving rise to the claim (the “Workers Compensation Event”) occurs. If the Workers Compensation Event occurs over a period both preceding and following the Transfer Time, the claim shall be the joint responsibility and liability of Seller and Buyer and shall be equitably apportioned between Seller and Buyer based upon the relative periods of time that the Workers Compensation Event transpired preceding and following the Transfer Time.

(j) Notwithstanding any other provision of this Section 8.01 to the contrary, with respect to each Non-U.S. Transferred Employee, during the Compensation Protection Period, or such longer period required by applicable Law, Buyer or its Affiliates shall provide to such employee (i) terms and conditions of employment (including seniority and other service credit) that individually, are no less than as required by applicable Law, and in the aggregate, are no less favorable than those provided by Seller and its Affiliates immediately prior to the Transfer Time and (ii) amounts (and, to the extent required by applicable Law, types, including defined benefit pension benefits, where applicable) of compensation and benefits (including severance and equity compensation benefits) that, individually, are no less than as required by applicable Law and, in the aggregate, are no less favorable than those provided by Seller and its Affiliates immediately prior to the Transfer Time. For the avoidance of doubt, Buyer may satisfy its obligations pursuant to the preceding sentence by providing cash payments or other benefits in lieu of equity compensation benefits (unless otherwise required by applicable Law). Notwithstanding anything in this Agreement to the contrary, the value of any Make-Whole Compensation provided to the Transferred Employees shall not be considered in determining whether Buyer and its Affiliates have satisfied their obligations pursuant to this Section 8.01(j). Without limiting the generality of this Section 8.01 or Buyer’s obligations hereunder, with respect to Transferred Employees covered by any Collective Bargaining Agreement, effective from and after the Transfer Time, Buyer and its Affiliates shall comply with applicable Law concerning such Collective Bargaining Agreement in the context of this Agreement.

(k) If a Transferred Employee holds any Unvested LTI Awards as of immediately prior to the Transfer Time, then, for each such Unvested LTI Award, Buyer shall, or shall cause one of its Affiliates to, provide such Transferred Employee with Make-Whole Compensation as soon as practicable, but in no event later than 90 days, following the Transfer Time. With respect to any Unvested LTI Award, “Make-Whole Compensation” means one or more types of compensation, which may be either cash based or equity based, vested or unvested, that (i) provides the Transferred Employee with an aggregate economic value that is at least equal to the value of the applicable Unvested LTI Award and (ii) vesting and payment terms and schedules that, in each case, are no less favorable than those of the applicable Unvested LTI Award; provided, however, that such Make-Whole Compensation may vest on a schedule that corresponds to the vesting schedule of awards granted by Buyer in the ordinary course of business, so long as any extension to the vesting period is less than 12 months. For purposes of clause (i) of the immediately preceding sentence, the value of any Unvested LTI Awards that are (A) in the form of restricted stock or restricted stock units shall be determined based on the trading price of Parent common stock as of the close of trading on the business day immediately prior to the Transfer Time and (B) in the form of stock options shall be determined based on the intrinsic value (i.e., spread value) of the stock options based on the difference between the applicable exercise price and the trading price of Parent common stock as of the close of trading on the business day immediately prior to the Transfer Time. Seller shall include on Schedule 8.01(b) all long term incentive awards held by Employees of the Business that Seller expects to be Unvested LTI Awards listed on Schedule 8.01(b), including, with respect to each such long term incentive award, (x) the vesting schedule and (y) the applicable holder’s Retirement Eligibility Date, and Seller shall update the applicable portion of Schedule 8.01(b) prior to the Transfer Time to reflect the grant, vesting and forfeiture of long term incentive awards.

(l) For each Transferred Employee who participated in an annual incentive compensation plan of Seller or one of its Affiliates (each, a “Seller Bonus Plan”) as of immediately prior to the Transfer Time, Buyer shall, or shall cause one of its Affiliates to, pay such Transferred Employee an amount that is within his or her bonus opportunity range, as set forth on Schedule 8.01(b), at the time prescribed by the applicable Seller Bonus Plan and subject to such Transferred Employee’s continued employment with Buyer and its Affiliates through the time prescribed by the applicable Seller Bonus Plan (each such amount, a “Transferred Employee Bonus Amount”); provided that, the aggregate amount of the Transferred Employee Bonus Amounts paid in respect of any calendar year shall be equal to the aggregate of the target bonuses (such aggregation, the “Target Bonus Pool”), as set forth on Schedule 8.01(b), for all Transferred Employees who receive a Transferred Employee Bonus Amount in respect of such calendar year. As soon as practicable following the date on which all Transferred Employee Bonus Amounts have been paid in any country, Buyer shall provide Seller with a schedule (the “Paid Bonus Schedule”) that sets forth the name of each Transferred Employee in such country who received a Transferred Employee Bonus Amount and the amount so paid to such Transferred Employee, and not later than 30 business days following the receipt of such Paid Bonus Schedule, Seller, or one of its Affiliates, shall reimburse Buyer for a portion of each Transferred Employee Bonus Amount set forth on such Paid Bonus Schedule equal to (i) such Transferred Employee Bonus Amount multiplied by (ii) a fraction, the numerator of which is the number of days during the applicable performance period of the applicable Seller Bonus Plan that elapsed prior to the Transfer Time, and the denominator of which is 365.

(m) If any Employee of the Business requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Buyer or its Affiliates, Buyer shall, and shall cause its Affiliates to, use their commercially reasonable efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Applicable Closing Date (and Seller shall, and shall cause its Affiliates to, use their commercially reasonable efforts to transfer any such permit, pass or other approval to Buyer, to the extent permitted by applicable Law and to cooperate with Buyer or its applicable Affiliate with respect to any ongoing approval processes). Notwithstanding the foregoing, to the extent permitted by applicable Law and any applicable Collective Bargaining Agreement, in the event an applicable work permit for an Employee of the Business is not in place with Buyer or its applicable Affiliate as of the Applicable Closing Date, such Employee of the Business shall be treated as an Inactive Employee hereunder; provided, however, that Buyer shall, and shall cause its Affiliates to, continue to use its and their commercially reasonable efforts to obtain the applicable work permit; provided, further, that Seller shall not be obligated to provide for the services of such Employee of the Business to be made available to Buyer or to provide any substitute for such services.

(n) As of the Transfer Time, Seller shall provide to Buyer and its Affiliates copies of all employment records for each Transferred Employee required to be provided to Buyer and its Affiliates under applicable Law or as necessary for Buyer to establish payroll systems or employee benefit plans as of the Transfer Time. Seller shall be permitted to retain copies of such employment records, except where prohibited by applicable Law. Buyer and its Affiliates shall ensure that all such records are used only in connection with the employment of such Transferred Employee and shall keep such employment records confidential.

(o) To the extent applicable, the parties hereto acknowledge the application of the European Council Directive of March 12, 2001 (2001/23/EC) (the “Directive”), relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses and any country legislation implementing the Directive and any other similar Law (collectively, the “Transfer Regulations”). Buyer shall take all such actions that may be necessary or required in order to cause the Transfer Regulations to apply to the Transactions, and Buyer shall refrain from taking any action that could cause the Transfer Regulations not to apply to the Transactions. The parties hereto acknowledge and agree that they shall, and shall cause their respective Affiliates to, comply with the Transfer Regulations to the extent applicable.

(p) In the United States, pursuant to IRS Revenue Procedure 2004-53, Buyer and Seller and their respective Affiliates shall apply the “standard” method for purposes of employee payroll reporting with respect to any Employee of the Business.

(q) The provisions contained in this Agreement with respect to any Employee of the Business are included for the sole benefit of the respective parties hereto and shall not create any right in any other person, including any Employee of the Business (or dependent or beneficiary of any of the foregoing). Nothing herein shall be deemed an amendment of any plan providing benefits to any Employee of the Business.

(r) (i) To the extent permitted by applicable Law or any applicable Collective Bargaining Agreement, the parties shall provide that the services of each Transferred Employee who is principally employed in Japan as of the Applicable Closing Date and whose services Seller reasonably deems to be necessary in order to fulfill Seller’s obligations under the Transition Manufacturing Services Agreement or the Transition Services Agreement (each such employee, a “Seconded Japan Employee”) shall be made exclusively available, as of immediately following the Applicable Closing Date, to Seller through an employee secondment arrangement; provided that the number of such Seconded Japan Employees shall not exceed 10 without Buyer’s written consent. The services of the Seconded Japan Employees shall continue pursuant to the terms of such secondment agreement until Seller reasonably determines that they are no longer necessary in order to fulfill Seller’s obligations under the Transition Manufacturing Services Agreement and the Transition Services Agreement, which period shall not, without Buyer’s written consent, exceed 36 months, in the case of the Transition Manufacturing Services Agreement, or 18 months, in the case of the Transition Services Agreement (each period beginning on the Applicable Closing Date and ending on the date that such services are no longer necessary, a “Secondment Period”).

(ii) During the applicable Secondment Period, Buyer and its Affiliates agree not to terminate the employment of the applicable Seconded Japan Employee, other than for “cause” (as reasonably determined following consultation with Seller). If the employment of any Seconded Japan Employee terminates for any reason during the applicable Secondment Period, Buyer and its Affiliates shall replace such Seconded

Japan Employee with an employee who it is determined, following consultation with Seller, has the requisite skills, experience and, if applicable, licenses to perform the necessary services following the termination of such Seconded Japan Employee, and the employee who replaces such terminated employee shall be made exclusively available to Seller and such employee shall become a Seconded Japan Employee and the other provisions of this Section 8.01(r) shall apply to such arrangement, mutatis mutandis.

(iii) During the applicable Secondment Period, Seller and its Affiliates shall be responsible for all the economic costs of the applicable Seconded Japan Employee’s compensation and benefits (including reimbursement for any expenses incurred by such Seconded Japan Employee, all applicable fees, Taxes and other amounts owed to third parties and all applicable social or national insurance contributions), which economic costs may be considered in the determination of any fees payable to Seller and its Affiliates pursuant to the Transition Manufacturing Services Agreement or the Transition Services Agreement. Immediately following the applicable Secondment Period, the applicable Seconded Japan Employee shall be available to perform services for Buyer or its Affiliates, and Buyer and its Affiliates shall be responsible for all the economic costs of such Seconded Japan Employee’s compensation and benefits (including reimbursement for any expenses incurred by such Seconded Japan Employee, all applicable fees, Taxes and other amounts owed to third parties and all applicable social or national insurance contributions); provided that if Buyer and its Affiliates do not continue the employment of any of the Seconded Japan Employees immediately following the applicable Secondment Period, Seller and its Affiliates may employ such Seconded Japan Employee and shall use commercially reasonable efforts to do so in a manner that avoids or minimizes any severance expenses incurred in connection with the Seconded Japan Employee’s termination of employment with Buyer and its Affiliates. Notwithstanding the immediately preceding sentence, Buyer shall be responsible for any statutory severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties hereto) and for any other claim, cost, liability or obligation (whether related to compensation, benefits or otherwise), in each case, directly or indirectly arising out of the termination of any Seconded Japan Employee’s employment with Buyer or its Affiliates; provided that Seller and its Affiliates shall be solely responsible for any of the foregoing obligations that arise out of a termination of any Seconded Japan Employee’s employment with Buyer or its Affiliates for good cause as a result of Seller’s breach of its applicable work regulations or employment laws applicable to such Seconded Japan Employee.

ARTICLE IX

Termination

SECTION 9.01. Buyer Termination. This Agreement may be terminated by Buyer:

(a) at any time prior to the Principal Closing, if (i) Seller shall have failed to comply, in any material respect, with any of Seller’s covenants or agreements contained in this Agreement or (ii) any one or more of the representations or warranties of Seller contained in this Agreement shall prove to have been inaccurate in any material respect when made and, in the case of clauses (i) and (ii), such failure or inaccuracy (A) would give rise, if occurring or continuing on the Principal Closing Date, to the failure of a condition set forth in Section 5.01(a) or Section 5.01(b), as applicable, and (B) has not been cured or is incapable of being cured by Seller or its Affiliates prior to the earlier of (1) the Outside Date and (2) the 20th business day after Seller’s receipt of written notice thereof from Buyer; provided that such 20th business day shall be extended (up to the Outside Date) so long as Seller is using its commercially reasonable efforts to cure any such breach;

(b) at any time prior to the Principal Closing, if a Principal Closing Legal Impediment exists that is final and non-appealable; or

(c) if the Principal Closing shall not have occurred on or before the Outside Date;

provided, however, that Buyer may only terminate this Agreement pursuant to the preceding clauses (a), (b) or (c) if at the time of termination Buyer is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.02.

SECTION 9.02. Seller Termination. This Agreement may be terminated by Seller:

(a) at any time prior to the Principal Closing, if (i) Buyer shall have failed to comply, in any material respect, with any of Buyer’s covenants or agreements contained in this Agreement or (ii) any one or more of the representations or warranties of Buyer contained in this Agreement shall prove to have been inaccurate in any material respect when made and, in the case of clauses (i) and (ii), such failure or inaccuracy (A) would give rise, if occurring or continuing on the Principal Closing Date, to the failure of a condition set forth in Section 5.02(a) or Section 5.02(b), as applicable, and (B) has not been or is incapable of being cured by Buyer or its Affiliates prior to the earlier of (1) the Outside Date and (2) the 20th business day after Buyer’s receipt of written notice thereof from Seller; provided that such 20th business day shall be extended (up to the Outside Date) so long as Buyer is using its commercially reasonable efforts to cure any such breach;

(b) at any time prior to the Principal Closing, if a Principal Closing Legal Impediment exists that is final and non-appealable; or

(c) if the Principal Closing shall not have occurred on or before the Outside Date;

provided, however, that Seller may only terminate this Agreement pursuant to the preceding clauses (a), (b) or (c) if at the time of termination Seller is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.01.

SECTION 9.03. Notice of Termination. Any party seeking to terminate this Agreement pursuant to this Article IX shall give written notice of such termination to the other party.

SECTION 9.04. Effect of Termination. If this Agreement is terminated pursuant to this Article IX, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents), except that the provisions of this Section 9.04 and Article XI will survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from liability for Damages incurred or suffered by any other party as a result of any fraud, willful misconduct or intentional breach of any covenant contained in this Agreement.

ARTICLE X

Indemnification

SECTION 10.01. Survival. All representations and warranties contained in this Agreement and the covenants contained in Article VI of this Agreement shall survive the Principal Closing until the date that is 18 months from the Principal Closing Date, and shall then expire and be of no force or effect; provided, however that (a) the Seller Fundamental Representations and the Buyer Fundamental Representations (together with the Seller Fundamental Representations, the “Fundamental Representations”) shall survive indefinitely and (b) the representations and warranties set forth in Section 3.10 (Intellectual Property Rights) shall survive until the date that is two years from the Principal Closing Date. Any representation or warranty that is the subject of any Claim with respect to which notice is delivered by the Indemnified Party to the Indemnifying Party prior to the expiration of the applicable survival period set forth in this Section 10.01 shall survive with respect to such Claim until such Claim is fully and finally resolved. The other covenants and agreements contained in this Agreement shall survive indefinitely.

SECTION 10.02. Indemnification by Seller. Seller shall indemnify and hold harmless Buyer and its Affiliates, and their respective directors, officers, employees, agents and representatives (collectively, the “Buyer Indemnitees”) against and from any and all Damages which any Buyer Indemnitee may incur or suffer to the extent such Damages arise out of or result from (i) the breach of any representation or warranty made by Seller in this Agreement as if made on the Principal Closing Date, (ii) the breach of any covenant, agreement or obligation of Seller or its Affiliates set forth in this Agreement or (iii) any of the Excluded Liabilities.

Notwithstanding that a claim for Damages may fall into multiple categories of this Section 10.02, a Buyer Indemnitee may recover such Damages one time only. Buyer shall take, and shall cause the other Buyer Indemnitees to take, all commercially reasonable steps to mitigate any Damages upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto. This Section 10.02 shall not apply to Damages arising out of or as a result of Taxes other than Damages arising out of or as a result of any breach of the representations and warranties contained in Section 3.18(d) or Section 3.18(l).

SECTION 10.03. Indemnification by Buyer. In addition to the indemnification set forth in Sections 6.05(e), 6.11, 7.01(b), 7.01(c), 7.08(d)(iv) and 8.01(d), Buyer shall indemnify and hold harmless Seller and its Affiliates, and their respective directors, officers, employees, agents and representatives (collectively, the “Seller Indemnitees”) against and from any and all Damages which any Seller Indemnitee may incur or suffer to the extent such Damages arise out of or result from (i) the breach of any representation or warranty made by Buyer in this Agreement as if made on the Principal Closing Date, (ii) the breach of any covenant, agreement or obligation of Buyer or its Affiliates set forth in this Agreement or (iii) any of the Assumed Liabilities. Notwithstanding that a claim for Damages may fall into multiple categories of this Section 10.03, a Seller Indemnitee may recover such Damages one time only. Seller shall take, and shall cause the other Seller Indemnitees to take, all commercially reasonable steps to mitigate any Damages upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto. This Section 10.03 shall not apply to Damages arising out of or as a result of Taxes.

SECTION 10.04. Limitations on Liability. (a) Except with respect to claims related to breaches of Fundamental Representations or any representation or warranty contained in either Section 3.18(d) or Section 3.18(l), indemnification shall be available to the Buyer Indemnitees or the Seller Indemnitees under clause (i) of Section 10.02 or clause (i) of Section 10.03 (as applicable) with respect to breaches of representations or warranties only to the extent the aggregate amount of Damages otherwise due to the Buyer Indemnitees or the Seller Indemnitees, respectively, for all claims for such indemnification exceeds 1% of the Purchase Price and then such indemnification shall be available to the Buyer Indemnitees or the Seller Indemnitees, respectively, for the amount of all such payments due to the Buyer Indemnitees or the Seller Indemnitees, respectively, in excess of such amount, but only for all such Damages up to 1% of the Purchase Price. Except with respect to claims related to breaches of Fundamental Representations, Seller shall not have any liability under clause (i) of Section 10.02 with respect to breaches of representations or warranties for any individual item or series of related items arising out of the same or similar facts, events or circumstances where the Damages relating thereto are less than $200,000. For the avoidance of doubt, limitations of the scope of Seller’s or Buyer’s liability under this Section 10.04(a) do not apply to indemnification obligations available to Buyer Indemnitees under clauses (ii) and (iii) of Section 10.02 or to Seller Indemnitees under clauses (ii) and (iii) of Section 10.03.

(b) The amount of Damages resulting from any inaccuracy or breach of the representations and warranties contained in this Agreement shall be determined without references to the terms “material”, “materially”, “Material Adverse Effect”, “material adverse effect” or other similar qualifications as to materiality (including specific monetary thresholds) (other than any instances in which such qualifications or monetary thresholds qualify any list (rather than disclosing exceptions to the relevant representations) of Contracts, Product Registrations or Business Employee Benefit Plans to be set forth on the Disclosure Letter) contained or incorporated in any such representation or warranty, but such qualifications and monetary thresholds, to the extent contained or incorporated in any such representation or warranty, shall apply for the purposes of determining whether any such inaccuracy or breach has occurred.

(c) The right of the Indemnitees to seek indemnification pursuant to this Article X shall not be affected or deemed waived by reason of the fact that, based on any facts or circumstances known, or that should have been known, to Seller, Buyer or any other Indemnitee, including from any investigation made by or on behalf of such Indemnitee, the information provided in the Management Presentation, the Data Room or given in writing to such Indemnitee prior to the date of this Agreement (except, for the avoidance of doubt, any disclosure of any fact or item in any portion to the Disclosure Letter), such Indemnitee or any of its representatives knew or should have known that any representation or warranty is, was or might be inaccurate.

SECTION 10.05. Claims. Any Buyer Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Article X (the “Indemnified Party”) shall give prompt written notice to the other party (the “Indemnifying Party”) of each matter, action, cause of action, claim, demand, fact or other circumstances upon which a claim for indemnification (a “Claim”) hereunder may be based. Such notice shall contain, with respect to each Claim, such facts and information as are then reasonably available, including the estimated amount of Damages and the specific basis for indemnification hereunder, to the extent known. Failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is prejudiced by such failure.

SECTION 10.06. Defense of Actions. The Indemnified Party shall permit the Indemnifying Party, at the Indemnifying Party’s option and expense, within 30 days of the Indemnifying Party’s receipt of notice of any Claim, to assume the complete defense of any Claim based on any action, suit, proceeding, claim, demand or assessment by any third party with full authority to conduct such defense, through counsel reasonably acceptable to the Indemnified Party at the expense of the Indemnifying Party, and to settle or otherwise dispose of the same and the Indemnified Party will reasonably cooperate in such defense; provided the Indemnifying Party will not, in defense of any such action, suit, proceeding, claim, demand or assessment, except with the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed), consent to the entry of any Judgment or enter into any settlement (a) which provides for any relief other than the payment of monetary damages for which Indemnifying Party has confirmed in writing to the Indemnified Party that it is obligated to indemnify Indemnified Party hereunder for the full amount of such damages, (b) which does not include as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all liability in respect thereof and/or (c) which includes any admission of wrongdoing or misconduct by the Indemnified Party. If the Indemnifying Party has assumed the defense of such action, suit, proceeding, claim, demand or assessment, in accordance with this Section 10.06, (i) the Indemnifying Party shall be liable to the Indemnified Party only for such legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof at the request of the Indemnifying Party and (ii) the Indemnifying Party will afford the Indemnified Party an opportunity to participate in such defense through counsel chosen by the Indemnified Party (provided that the fees and expenses of such counsel shall be paid by such Indemnified Party). As to those third-party actions, suits, proceedings, claims, demands or assessments with respect to which the Indemnifying Party does not elect to assume control of the defense, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense, at its cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same. The Indemnified Party will not settle any Claim without the prior consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding anything in this Section 10.06 to the contrary, (x) the Indemnifying Party shall not be permitted to assume the defense of any action, suit, proceeding, claim, demand or assessment if (1) the Claim for indemnification relates to or arises in connection with any criminal Action; (2) the claim seeks an injunction or equitable relief against the Indemnified Party (other than an injunction or equitable relief against the Indemnified Party that is incidental to monetary damages as the primary relief sought); or (3) the amount of Damages suffered or expected to be suffered with respect to such Claim has or would reasonably be expected to result in Damages in excess of the amounts available for indemnification pursuant to this Article X, and (y) the Indemnified Party shall have the right to employ one separate co-counsel and to participate in the defense in such action or proceeding, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel, if, based on advice from counsel, there exists any actual or potential conflict of interest between the Indemnified Party and the Indemnifying Party in connection with the defense of the third-party Claim. In any event, the Indemnified Party and the Indemnifying Party and their respective counsel shall cooperate in the defense of any third-party Claim subject to this Article X and keep each other informed of all significant developments relating to any such third-party Claim, and provide copies of all relevant correspondence and documentation relating thereto.

SECTION 10.07. Limitation, Exclusivity, No Duplicate Recovery. No Claim for indemnification shall be made or have any validity unless the Indemnified Party shall have given written notice of such Claim to the Indemnifying Party prior to the date set forth in Section 10.01 for such Claim (or Section 7.08(g) with respect to any claim made pursuant to Section 7.08). This Article X and Sections 6.05(e), 6.11, 7.01(b), 7.01(c), 7.08 and 8.01(d) provide the exclusive means by which a party may assert and remedy claims for monetary relief pursuant to this Agreement following the Principal Closing Date (other than disputes related to the Price Adjustment Statement or Allocation, which shall be governed by the terms of Sections 2.04 and 2.05, respectively), including any breach of any representation, warranty, covenant or agreement contained in this Agreement, and Section 11.12 provides the exclusive means by which a party may bring actions against the other party under this Agreement. Each party hereby waives and releases any other remedies or claims that it may have against the other party (or any of its Affiliates) with respect to the matters arising out of or in connection with this Agreement or relating to the Transferred Assets, the Transferred Equity Interests or the Transferred Company, except that any limitations herein shall not apply (a) for the remedies of injunctive relief or specific performance set forth herein; (b) with respect to the covenants that by their respective terms anticipate performance following the Applicable Closing Date; and (c) as otherwise expressly provided in any Ancillary Agreements. With respect to any Damages arising under this Agreement, (x) Buyer agrees that it shall only seek such Damages from Seller and the Asset Selling Affiliates (other than in connection with claims for successor liability or fraudulent conveyance), and Buyer hereby waives the right to seek Damages from or equitable remedies, such as injunctive relief, against any Affiliate of Seller (other than the Asset Selling Affiliates) (other than in connection with claims for successor liability or fraudulent conveyance) or any director, officer or employee of Seller (or any of its Affiliates) and (y) Seller agrees that it shall only seek such Damages from Buyer, and Seller hereby waives the right to seek Damages from or equitable remedies, such as injunctive relief, against any Affiliate of Buyer or any director, officer or employee of Buyer (or any of its Affiliates). Notwithstanding any other provision of this Agreement to the contrary, in no event shall any Indemnified Party be entitled to indemnification under this Article X or under Section 7.08(d) with respect to any matter to the extent that such matter was reflected in the calculation of the adjustment to the Purchase Price, if any, pursuant to Section 2.04.

SECTION 10.08. Calculation of Damages. Except as otherwise provided in this Article X (or, in the case of any and all Tax matters, in Section 7.08(d)), in any case where the Indemnified Party subsequently recovers from third parties any amount in respect of a matter with respect to which an Indemnifying Party has indemnified it pursuant to this Article X (or, in the case of any and all Tax matters, to Section 7.08(d)), such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter. The computation of the amount of any indemnity payment required to be made pursuant to this Article X (or, in the case of any and all Tax matters, to Section 7.08(d)) shall be reduced by the amount of the Tax benefit, if any, actually realized by the Indemnified Party as a result of incurring the liability at issue net of any Tax costs incurred by the Indemnified Party relating or attributable to the receipt of such indemnity payment; provided that, if such net Tax benefit is determined after the applicable indemnity payment is made pursuant to this Article X (or, in the case of any and all Tax matters, to Section 7.08(d)), the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article X (or, in the case of any and all Tax matters, to Section 7.08(d)) had such determination been made at the time of such payment

SECTION 10.09. Tax Treatment of Indemnity Payments. Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes unless there is no reasonable basis for doing so under the applicable Tax Law.

ARTICLE XI

Miscellaneous

SECTION 11.01. Own Due Diligence. Buyer is conducting its own investigation, examination and valuation of the Business, including the Transferred Assets and the Transferred Equity Interests, in effecting the transactions covered by this Agreement and the other Transaction Documents. Buyer has made all inspections and investigations of the Business and the Transferred Assets and the Transferred Equity Interests deemed necessary or desirable by Buyer. In light of these inspections and investigations and the representations and warranties made to Buyer by Seller herein, Buyer is relinquishing any right to any claim based on any representations and warranties other than those expressly set forth in this Agreement.

SECTION 11.02. Financial Information and Projections. (a) In connection with Buyer’s investigation of the Business, Buyer has received from Seller various forward-looking statements regarding the Business (including the estimates, assumptions, projections, forecasts and plans furnished to it) (the “Forward-Looking Statements”). Buyer acknowledges and agrees (i) there are uncertainties inherent in attempting to make the Forward-Looking Statements, (ii) Buyer is familiar with such uncertainties and (iii) Seller makes no representation or warranty with respect to, and Buyer is not relying on any representations, express or implied, with respect to, the Forward-Looking Statement or the reasonableness of the assumptions underlying any Forward-Looking Statement.

SECTION 11.03. To the knowledge. “To the knowledge of Seller” or other references to the knowledge or awareness of Seller or its Affiliates means the actual knowledge of those individuals set forth on Schedule 11.03.

SECTION 11.04. Waivers. At any time and from time to time prior to the Applicable Closing, the parties hereto may by written agreement signed by both parties, (a) extend the time for, or waive in whole or in part, the performance of any obligation of any party hereto under this Agreement, (b) waive any inaccuracy in any representation, warranty or statement of any party hereto or (c) waive any condition or compliance with any covenant contained in this Agreement.

SECTION 11.05. Modifications and Amendments. This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing executed and delivered by each of the parties hereto.

SECTION 11.06. Assignability, Beneficiaries, Governing Law and Enforcement. (a) This Agreement and the rights and obligations hereunder shall be binding upon and inure solely to the benefit of the parties hereto, their respective successors and permitted assigns, but this Agreement shall not be assignable by either party hereto without the express written consent of the other party hereto, which will not be unreasonably withheld, conditioned or delayed; provided that, without such consent, either party may assign its rights and obligations hereunder to an Affiliate at any time, or to a third party in connection with a sale or transfer (by means of a merger, stock sale or otherwise) of all or substantially all of Buyer’s business or Seller’s business, respectively; provided, further, however, that such assigning party shall not be relieved of its obligations hereunder in the event of such assignment to an Affiliate. Other than as explicitly set forth herein, including in Sections 10.02 and 10.03, nothing contained herein is intended to confer upon any Person, other than the parties to this Agreement and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement. This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by the law of the State of New York without reference to the choice of law doctrine of such state.

(b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which any party is entitled at law or in equity. Each party further agrees that (i) no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.06, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (ii) it will not oppose the granting of such remedy.

SECTION 11.07. Notices. Any notice, request, instruction or other communication to be given hereunder by either party to the other party shall be in writing and delivered personally, or sent by postpaid registered or certified mail, or by email:

if to Seller, addressed to:

Johnson & Johnson Law Department

One Johnson & Johnson Plaza

New Brunswick, NJ 08933

Attn:     Assistant General Counsel MD

             Senior Counsel

Email:  nantoun@its.jnj.com

             anpatel@its.jnj.com

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attn:     Robert I. Townsend, III, Esq.

             Damien R. Zoubek, Esq.

             Jenny Hochenberg, Esq.

Email:  rtownsend@cravath.com

             dzoubek@cravath.com

             jhochenberg@cravath.com

and if to Buyer, to:

Fortive Corporation

6920 Seaway Blvd

Everett, WA 98203

Attn:     General Counsel

Email:   peter.underwood@fortive.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, CA 94104

Attn:     Sharon R. Flanagan

             Aaron J. Rigby

Email:  sflanagan@sidley.com

             aaron.rigby@sidley.com

or to such other address for either party as such party shall hereafter designate by like notice.

SECTION 11.08. Headings. The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning and interpretation of this Agreement.

SECTION 11.09. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which shall be deemed to constitute the same Agreement. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

SECTION 11.10. Entire Agreement. This Agreement and the other Transaction Documents, the Disclosure Letter and the Confidentiality Agreement, together with the Annexes, Exhibits and Schedules expressly contemplated hereby or thereby and/or attached hereto or thereto and the other agreements and certificates delivered in connection herewith or therewith, (a) contain the entire agreement between the parties with respect to the Transactions and supersede all prior agreements or understandings between the parties and (b) other than the Confidentiality Agreement, are intended to define the full extent of the legally enforceable undertakings and representations of the parties hereto, and no promise or representation, written or oral, which is not set forth in such agreements is intended by either party to be legally binding.

SECTION 11.11. Payment of Expenses. Except as otherwise set forth in this Agreement, all costs and expenses associated with this Agreement and the Transactions, including the fees of counsel and accountants, shall be borne by the party incurring such expenses.

SECTION 11.12. Consent to Jurisdiction; Waivers. (a) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the United States District Court for the Southern District of New York (and any appellate court therefrom). Each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York (and any appellate court therefrom) for the purpose of any action arising out of or relating to this Agreement brought by any party hereto; provided that if federal jurisdiction is not available, each of the parties hereto submits to the exclusive jurisdiction of a court of competent jurisdiction that is located in the County, City and State of New York (and any appellate court therefrom), and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper or that this Agreement or the transactions may not be enforced in or by the above-named courts.

(b) IN CONNECTION WITH ANY DISPUTE HEREUNDER, EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY.

(c) IN CONNECTION WITH ANY DISPUTE HEREUNDER, EACH PARTY HERETO WAIVES ANY CLAIM TO INDIRECT, INCIDENTAL, SPECIAL, PUNITIVE, CONSEQUENTIAL OR LOST PROFITS DAMAGES OF ANY KIND, OR DAMAGES BASED ON A “MULTIPLE OF PROFITS”, “MULTIPLE OF CASH FLOW” OR OTHER SIMILAR METHODOLOGY, IN EACH CASE THAT ARE NOT REASONABLY FORESEEABLE, IN EACH CASE FROM THE OTHER PARTY HERETO (OR ANY AFFILIATE OF SUCH OTHER PARTY HERETO) (IT BEING UNDERSTOOD THAT THIS WAIVER DOES NOT COVER ANY RIGHT TO INDEMNITY FOR ANY DAMAGES PAYABLE TO THIRD PARTIES THAT MAY BE IMPOSED OR OTHERWISE INCURRED).

(d) IN CONNECTION WITH ANY DISPUTE HEREUNDER, EACH PARTY HERETO WAIVES ANY CLAIM FOR PREJUDGMENT INTEREST FROM THE OTHER.

SECTION 11.13. Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

SECTION 11.14. Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement will be enforced to the fullest extent permissible under the Laws in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement will be determined to be invalid or unenforceable, all other provisions of this Agreement shall nevertheless remain in full force and effect as long as the economic or legal substance of the Transactions is not affected in any manner adverse to either party. Upon such determination that the provision is invalid or unenforceable, the parties shall negotiate in good faith to modify the Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, in order that the Transaction be consummated as originally contemplated to the fullest extent possible.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

FORTIVE CORPORATION

By	/s/ James A. Lico
Name: James A. Lico
Title: Chief Executive Officer

[Signature Page to Stock and Asset Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

ETHICON, INC.

By	/s/ Richard Dickinson
Name: Richard Dickinson
Title: Vice President, Business Development

[Signature Page to Stock and Asset Purchase Agreement]

Annex 2.02(a)

Transferred Assets

The Transferred Assets consist of Seller’s and its Affiliates’ right, title and interest in, to and under the following assets as they exist at the time of the Applicable Closing:

(i) Real Property Leases. The real property leases set forth on Schedule 2.02(a)(i) (the “Transferred Real Property Leases”) relating to the properties (or the applicable portions of these properties) described therein, including any prepaid rent, security deposits and, except as set forth on Schedule 2.02(b)(xi)(C), options to renew or purchase in connection therewith (the “Transferred Leased Real Property”);

(ii) Inventory. All Inventory owned or held by Seller or any Asset Selling Affiliate at the time of the Applicable Closing;

(iii) Equipment. The machinery, equipment, tools and other tangible personal property (but excluding (x) the Inventory and the Transferred IT which are identified separately on this Annex 2.02(a) and (y) personal computers and laptops, which are to be retained by Seller and leased to Buyer pursuant to the Transition Services Agreement) that is (A) owned or leased by Seller or any of its Affiliates and (B) primarily related to or primarily used in the Business, whether located at the sites of Seller, at a customer facility or at the property of any vendor performing manufacturing, warehousing or other services for the Business or elsewhere, together with the rights and interests of Seller or any of its Affiliates in respect of any warranties or claims relating thereto, other than, for the avoidance of doubt, the Excluded Equipment, it being understood that this clause (iii) does not address Inventory or IT Systems, which are the subject of clauses (ii) and (xi), respectively, of this Annex 2.02(a);

(iv) Goodwill. The goodwill generated by or associated with the Business and the Transferred Assets;

(v) Permits. To the extent transferable, all permits, licenses and authorizations (but excluding the Product Registrations which are identified separately on this Annex 2.02(a)) granted to Seller or any of its Affiliates by a Governmental Entity primarily related to or primarily used in connection with the operation of the Business prior to the Applicable Closing Date;

(vi) Business Records. The following records and files primarily relating to the Business and in the possession of (or available to) Seller or any of its Affiliates (but excluding records or files not reasonably separable from documents or databases that do not relate primarily to the Business (including records or files related to Shared Services) or the transfer of which is not permitted under applicable Law, provided that, to the extent practicable, Buyer shall be entitled to make copies or receive redacted extracts of such inseparable records or files): (1) vendor lists, (2) customer lists, (3) a list of the names of the distributors for the Products, (4) pricing lists for the Products, (5) marketing plans and other marketing-related information and materials, (6) subject to Section 7.01, advertising, marketing, sales and promotional materials, (7) quality control, vigilance and regulatory records and (8) other business records, to the extent such other business records relate to the assets, properties, business and operations of the Business or are required to be transferred under applicable Law (collectively, the “Transferred Records”);

(vii) Product Registrations. The Product Registrations;

(viii) Intellectual Property. (A) All IP Rights owned by Seller or any of its Affiliates, or licensed by Seller or any of its Affiliates, that is in each case primarily used, or currently intended to be primarily used, in connection with the Business, including (1) the Trademarks set forth on Schedule 2.02(a)(viii)(A)(1), (2) the Patents set forth on Schedule 2.02(a)(viii)(A)(2), and (3) the Copyrights set forth on Schedule 2.02(a)(viii)(A)(3), but in each case specifically excluding any IP Rights included in the Excluded Assets (collectively, the “Transferred IP”), (B) (i) the Licensed IP Contracts and (ii) all other licenses, settlements and covenants not to sue relating primarily to the Patents and Trademarks included in the Transferred IP (collectively, the “Transferred IP Licenses”) and (C) all rights to seek, recover and retain damages, costs, profits, injunctive relief and other remedies for any past or future infringement, violation, or misappropriation of any of the Transferred IP;

(ix) Domain Names. The internet domain names set forth on Schedule 2.02(a)(ix);

(x) Software. All Software (A) incorporated into or distributed with any Product or, (B) within the twelve months prior the date of this Agreement, under development for incorporation into or distribution with any Product, in each case, exclusively related to or exclusively used in connection with the Business, including the Software set forth on Schedule 2.02(a)(x) (the “Transferred Software”);

(xi) IT Systems. All information management systems, including databases, computer hardware and Software not incorporated or distributed with any of the Products (“IT Systems”), in each case owned or licensed by Seller or any of its Affiliates and dedicated exclusively to the Business, including as set forth on Schedule 2.02(a)(xi) (collectively, the “Transferred IT”), but excluding (A) any personal computers and laptops, which are to be retained by Seller and leased to Buyer pursuant to the Transition Services Agreement and (B) any item identified on Schedule 2.02(b)(xiv);

(xii) Contracts. (A) All leases, licenses (other than Transferred Real Property Leases and Transferred IP Licenses which are identified separately on this Annex 2.02(a)), bids, tenders, purchase orders, consulting agreements, supply agreements, distribution contracts, manufacturing contracts, maintenance contracts, agreements, commitments and other contracts (collectively, “Contracts”) to which Seller or any of its Affiliates are a party and exclusively relating to the operation and conduct of the Business or any of the Transferred Assets and (B) all rights and interests to the extent relating to the operation and conduct of the Business or any of the Transferred Assets under any Commingled Contract (such rights and interests, the “Business Interests”) to which Seller or any of its Affiliates is a party, but in each case specifically excluding the Excluded Contracts (the Contracts and the Business Interests collectively referred to in this clause (xii), the “Transferred Contracts”);

(xiii) Benefit Plans. All assets of or relating to (including all assets held in trust in any form) and any insurance, administration or other contracts relating to Assumed Benefit Plans to the extent such assets are required to transfer to Buyer or its Affiliates under applicable Law (including where transfer is required in order to apply the Transfer Regulations or to effect a mandatory transfer of employment under the Transfer Regulations, as applicable) or pursuant to the transfer of the Transferred Equity Interests to Buyer or its Affiliates;

(xiv) Corporate Organizational Records. With respect to the Transferred Company, the organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of the Transferred Company;

(xv) Claims; Settlement Proceeds. All of Seller’s and its Affiliates’ rights, demands, rights of recovery, rights of set-off, claims or causes of action against third parties arising out of the Transferred Assets or Assumed Liabilities (other than any accounts receivable described in clause (i) of Annex 2.02(b)), and all proceeds from any settlement from and after the date hereof through the Applicable Closing of any such rights, demands, rights of recovery, rights of set-off, claims or causes of action that would have been included in the Transferred Assets but for such settlement, other than where such proceeds are applied by Seller or any of its Affiliates to acquire, or Seller or any of its Affiliates otherwise acquires, another asset included in the Transferred Assets;

(xvi) Insurance Proceeds. All insurance proceeds actually received by Seller or any Asset Selling Affiliate under any insurance policy written prior to the Applicable Closing related to any damage or loss with respect to any Transferred Asset that occurred between the date hereof and the Applicable Closing that is, or would have been but for such damage or loss, included in the Transferred Assets, other than (A) where insurance proceeds are directly or indirectly funded by Seller or any of its Affiliates through self-insurance or a similar arrangement and (B) where such proceeds are applied by Seller or any of its Affiliates to acquire, or Seller or any of its Affiliates otherwise acquires, another asset included in the Transferred Assets;

(xvii) Cash Proceeds of Sales and Dispositions. All net cash proceeds actually received by Seller or any Asset Selling Affiliate prior to or after the Applicable Closing in connection with any sales or other dispositions from and after the date hereof through the Applicable Closing of any asset that would have been included in the Transferred Assets but for such sale or disposition, other than (A) with respect to sales of Inventory in the ordinary course of business consistent with past practice and (B) where such proceeds are applied by Seller or any of its Affiliates to acquire, or Seller or any of its Affiliates otherwise acquires, another asset included in the Transferred Assets;

(xviii) Other Assets. All other assets, and properties of every kind and description, tangible or intangible, primarily related to or primarily used in the Business, in each case other than any asset addressed by the subject matter of clauses (i) through (xix) of Annex 2.02(b) or of the type described in clauses (i) through (xvii) of this Annex 2.02(a); and

(xix) Transferred Company Assets. All assets of the Transferred Company that would be Transferred Assets if the Transferred Company were an Asset Selling Affiliate (but specifically excluding any assets of the Transferred Company that would be Excluded Assets), it being understood that the transfer of the Transferred Equity Interests will constitute transfer of such assets.

Annex 2.02(b)

Excluded Assets

The Excluded Assets consist of any assets of Seller or any of its Affiliates that do not constitute Transferred Assets as described on Annex 2.02(a), including the following:

(i) Accounts Receivable. All accounts receivable, notes receivable and similar rights to receive payments or rebates of Seller or any of its Affiliates existing on the Applicable Closing Date and arising out of the operation or conduct of the Business prior to the Applicable Closing Date;

(ii) Cash and Cash Equivalents. (A) All cash and cash equivalents (including marketable securities and other investment assets and all monies received in respect of the sale of warranty programs), other than cash and cash equivalents with respect to clauses (xv), (xvi) and (xvii) of Annex 2.02(a) and (B) all VAT credits, refunds or reclaim rights, in each case held by Seller or any of its Affiliates on the Applicable Closing Date;

(iii) Hedging or Other Currency Exchange Agreements. All rights to receive payments of Seller or any of its Affiliates pursuant to a hedging or other currency exchange agreement existing on the Applicable Closing Date;

(iv) Benefit Plans. Except with respect to Assumed Benefit Plans as set forth in Annex 2.02(a)(xii), all the assets of, and all the assets relating to and all rights under, any employee compensation, benefit or welfare plan or any related contract between any Person and Seller or any of its Affiliates (including Business Employee Benefit Plans);

(v) Certain Records. Any records and files not identified as Transferred Records, including (A) the personnel records maintained by Seller or any of its Affiliates, (B) Tax Returns, (C) records (including accounting records) relating to Taxes paid or payable by Seller or any of its Affiliates and all financial and Tax records relating to the Business that form part of Seller’s or any of its Affiliates’ general ledger or otherwise constitute accounting records, (D) records prepared in connection with the Transactions, including bids received from other Persons and analyses relating to the Business, (E) records related to existing agreements of the Business between Johnson & Johnson Health Care Systems, Inc. and any Governmental Entity in the United States until such time when such agreements are cancelled, modified to remove Johnson & Johnson Health Care Systems, Inc. as a party or novated, as applicable, and (F) file copies of the Transferred Records retained by Seller, in each case whether generated before, on or after the Applicable Closing Date;

(vi) Certain Contracts and Contract Rights. All rights of Seller and its Affiliates under (A) this Agreement and the other Transaction Documents, (B) any Commingled Contracts, except to the extent such rights relate to Business Interests (which are Transferred Assets), (C) any Contracts related to Shared Services, other than Buyer’s rights under the Ancillary Agreements, and (D) any contracts solely between Seller and any of its Affiliates or between Affiliates of Seller, whether arising before, on or after the Applicable Closing Date (collectively, the “Excluded Contracts”);

(vii) Insurance. Other than insurance proceeds specified in clause (xvi) of Annex 2.02(a), all current and prior insurance policies arranged or maintained by Seller or any of its Affiliates and all rights of any nature with respect thereto, including all rights to insurance recoveries thereunder and to assert claims with respect to any such insurance recoveries, whether arising before, on or after the Applicable Closing Date;

(viii) Corporate Organizational Records. Except with respect to the Transferred Company, the organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of Seller and each of its Affiliates as a corporation, limited liability company or other entity;

(ix) Capital Stock. All shares of capital stock, membership units and other equity interests of Seller and its Affiliates (other than the Transferred Equity Interests);

(x) Tax Claims. Refunds and credits, claims for refunds or credits and rights to receive refunds or credits from any Taxing Authority with respect to Taxes arising out of, relating to or in respect of the Business or the Transferred Assets for any Pre-Closing Tax Period;

(xi) Real Property. Each of the following: (A) any owned real property and any buildings, improvements and fixtures thereon, (B) any leasehold interests, including any prepaid rent, security deposits and options to renew or purchase in connection therewith, of Seller or any of its Affiliates, other than the leasehold interests in the Transferred Leased Real Property, including the properties (or portions of the properties) described in Schedule 2.02(b)(xi)(B) and (C) the items set forth on Schedule 2.02(b)(xi)(C);

(xii) Intellectual Property. Except for Transferred IP and rights under the Transferred IP Licenses, all other IP Rights, including, for the avoidance of doubt, IP Rights used or held for use in, or used or held for use primarily in the operation or conduct of the business of, SterilMed, the Previously Divested Businesses and Biopatch, including the IP rights identified on Schedule 2.02(b)(xii);

(xiii) Domain Names. All internet domain names, other than those set forth on Schedule 2.02(a)(ix);

(xiv) Excluded IT Systems. (A) All property in the nature of databases, software programs, computer hardware, source code and object code owned or licensed by Seller or any of its Affiliates, in each case that is not otherwise included in the Transferred IT or Transferred Software and (B) the IT Systems set forth on Schedule 2.02(b)(xiv);

(xv) Equipment. Any machinery, equipment, tools and other personal property of Seller or its Affiliates not primarily related to or primarily used in the conduct of the Business and, without limiting the generality of the foregoing, the equipment set forth on Schedule 2.02(b)(xv) (the “Excluded Equipment”);

(xvi) Fleet. The fleet vehicles that are owned or leased by Seller or any of its Affiliates, and the leases and other contracts relating thereto;

(xvii) Guarantees. Any Credit Support Item issued by Seller or an Affiliate of Seller for the benefit of the Transferred Company or with respect to any Transferred Asset or Assumed Liability;

(xviii) Forms and Policies. Any contract templates, form contracts, general corporate policies and standard operating procedures not exclusively used in the Business; and

(xix) Excluded Inventory. The inventory set forth on Schedule 2.02(b)(xix) (collectively, the “Excluded Inventory”).

Annex 2.02(c)

Assumed Liabilities

The Assumed Liabilities consist of any and all liabilities and obligations of Seller or any of its Affiliates to the extent arising out of or relating to the Business or any Transferred Asset, in each case, other than the Excluded Liabilities, including the following liabilities and obligations to the extent not an Excluded Liability:

(i) Accounts Payable. All accrued receipts and accounts payable arising out of the operation or conduct of the Business on or after the Applicable Closing Date;

(ii) Transferred Contract Liabilities. All liabilities and obligations under the Transferred Contracts, whether arising before, on or after the Applicable Closing Date, but excluding those in respect of the Pre-Closing Accounts Payable;

(iii) Taxes and Transfer Taxes. (A) All Taxes arising out of, relating to or in respect of the Business or the Transferred Assets for all Post-Closing Tax Periods and (B) all Transfer Taxes in accordance with Section 2.06(a);

(iv) Asset Ownership. All liabilities and obligations to the extent relating to, or arising out of, any Transferred Asset, or to the extent relating to or arising out of the ownership by Buyer and its Affiliates of any Transferred Asset or associated with the realization of the benefits of any Transferred Asset, in each case, prior to, on or after the Applicable Closing Date;

(v) Product Claims. Liabilities and obligations to the extent arising from or relating to lawsuits or other claims, regardless of when commenced or made and irrespective of the legal theory asserted, in each case, arising from or relating to the design, manufacture, testing, advertising, marketing, distribution or sale of the Products, whether prior to, on or after the Principal Closing Date, including all liabilities and obligations to the extent arising from or relating to (A) warranty obligations, (B) infringement, dilution, misappropriation or other violation of IP Rights, (C) alleged or actual hazard or defect in design, manufacture, materials or workmanship, including any failure to warn or alleged or actual breach of express or implied warranty or representation or (D) the return on or after the Principal Closing Date of any Product sold prior to, on or after the Principal Closing Date (collectively, the “Product Claims”);

(vi) Environmental Liabilities. All liabilities and obligations to the extent relating to or arising from the Transferred Leased Real Property, the Business or any Transferred Asset and arising under or with respect to any Environmental Law, or with respect to any Environmental Claim or any Release of or exposure to any Hazardous Materials, in each case, whether arising before, on or after the Applicable Closing Date;

(vii) Business Claims. Except as otherwise set forth in this Agreement and except for the matters specifically identified as Excluded Liabilities, all obligations and liabilities in respect of any criminal, civil or administrative suit, action or proceeding, pending or threatened, and claims, whether or not presently asserted, to the extent arising out of or relating to the Transferred Assets or the operation or conduct of the Business before, on or after the Principal Closing Date;

(viii) Employment Matters. Except as otherwise provided in Article VIII, all employment, labor, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses relating to each (A) Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that (1) arise as a result of an event or events that occur on or after the Transfer Time, (2) Buyer or its Affiliates have specifically agreed to assume pursuant to this Agreement or (3) transfer to Buyer or its Affiliates under applicable Law (including in connection with the application of the Transfer Regulations or the mandatory transfer of employment as contemplated by this Agreement, as applicable) or pursuant to the transfer of the Transferred Equity Interests to Buyer or its Affiliates and (B) Employee of the Business (or any dependent or beneficiary of any such employee) who does not become a Transferred Employee as contemplated by this Agreement as a result of a breach by Buyer or any of its Subsidiaries of applicable Law, any Collective Bargaining Agreement or this Agreement that arise as a result of such breach (such liabilities, obligations, commitments, claims and losses, the “Transferred Employee Liabilities”);

(ix) Liabilities to Suppliers. Other than the Pre-Closing Accounts Payable (which are Excluded Liabilities), liabilities and obligations to suppliers or other third parties, such as licensors, for materials and services, to the extent relating to the Business and scheduled to be delivered or provided after the Principal Closing Date (even if ordered before the Principal Closing Date);

(x) Liabilities to Customers. Liabilities and obligations to customers under Transferred Contracts for Products (and for which a related account receivable has not yet been recorded) that have not yet been shipped at the Applicable Closing Date; and

(xi) Liabilities of the Transferred Company. All liabilities of the Transferred Company to the extent arising out of or relating to the Business or any Transferred Asset (but specifically excluding any liabilities of the Transferred Company that are Excluded Liabilities); it being understood that the transfer of the Transferred Equity Interests will constitute assumption of such liabilities.

Annex 2.02(d)

Excluded Liabilities

The Excluded Liabilities consist of the following liabilities and obligations of Seller or any of its Affiliates:

(i) Accounts Payable. All accrued receipts and accounts payable arising out of the operation or conduct of the Business before the Applicable Closing Date (the “Pre-Closing Accounts Payable”);

(ii) Taxes. All Taxes (other than any Transfer Taxes imposed in connection with the Transactions) (A) of Seller and its Affiliates (other than the Transferred Company) for all Pre-Closing Tax Periods, including any Taxes that become a liability of the Buyer or any of its Affiliates as a transferee or successor with respect to any Pre-Closing Tax Period, and (B) arising out of, relating to, or in respect of, the Business, the Transferred Assets or Assumed Liabilities for all Pre-Closing Tax Periods;

(iii) Employment Matters. Except as otherwise provided in Article VIII, all employment, labor, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses (A) relating to each (x) employee of Seller and its Affiliates, including any former Employees of the Business (or any dependent or beneficiary of any such employee) other than the Transferred Employees and their dependents and beneficiaries or as described in clause (B) of the definition of Transferred Employee Liabilities, in each case, that arise out of an event or events that occur at any time and (y) Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that arise as a result of an event or events that occur prior to the Transfer Time, except for any such liabilities, obligations, commitments, claims and losses described in clause (A)(2) or (3) of the definition of Transferred Employee Liabilities or (B) explicitly retained or assumed by Seller or its Affiliates pursuant to Article VIII;

(iv) Excluded Asset Liabilities. Each liability, obligation or commitment to the extent relating to or arising out of (A) any Excluded Asset, (B) the distribution to, or ownership by, Seller or any of its Affiliates of any Excluded Asset or (C) associated with the realization of the benefits of any Excluded Asset, whether arising before, on or after the Principal Closing Date;

(v) Liabilities of the Transferred Company. All liabilities of the Transferred Company, other than Tax liabilities described in Section 7.08(d)(i) or 7.08(d)(ii), to the extent not arising out of or relating to the Business or any Transferred Asset;

(vi) Indebtedness and Transaction Expenses. All Indebtedness and Transaction Expenses of Seller or any of its Affiliates to the extent arising out of or related to the Business, any Transferred Asset or Assumed Liability;

(vii) Retained Businesses. Liabilities and obligations to the extent arising from or relating to the (a) the business and technology of SterilMed, (b) the Previously Divested Businesses and (c) the BIOPATCH products of Seller and its Affiliates and the business and technology related thereto;

(viii) Retained Claims. Liabilities and obligations to the extent arising from or relating to the matter described in item 2 of Schedule 3.08 (the “Retained Matter”); and

(ix) Other. Any other liabilities or obligations of Seller or any of its Affiliates that Seller designates as an Excluded Liability by a written notice delivered to Buyer prior to the Applicable Closing Date.

EXHIBIT A

PRODUCTS

See attached.